November      , 2004

Dear Kimberly-Clark Corporation Stockholder:

      I am pleased to inform you that our Board of Directors approved the spin-off of Neenah Paper, Inc., a wholly-owned subsidiary that owns Kimberly-Clark’s Canadian pulp business and its fine paper and technical paper businesses in the United States.

      The spin-off of Neenah Paper is scheduled to occur on November 30, 2004. If you hold Kimberly-Clark common stock at the close of business on the record date for the spin-off, which is November 19, 2004, you will receive a dividend of one share of Neenah Paper common stock for every 33 shares of Kimberly-Clark common stock that you hold on that date. The dividend will be made in book-entry form. A book-entry account statement reflecting your ownership of shares of common stock of Neenah Paper will be mailed to you, or your brokerage account will be credited with the shares, on or about December 1, 2004. You will not receive a stock certificate representing your interest in Neenah Paper unless you request one. You are not required to take any other action to receive your Neenah Paper common stock.

      The spin-off of Neenah Paper will provide both Kimberly-Clark and Neenah Paper with certain opportunities and benefits. The spin-off will allow us to concentrate on enhancing our position as a highly focused and innovative health and hygiene company and will allow Neenah Paper to focus its attention and resources on its pulp and paper business.

      Following the spin-off, our common stock will continue to trade on the New York Stock Exchange under the symbol “KMB,” and Neenah Paper’s common stock has been authorized for listing on the New York Stock Exchange under the symbol “NP.”

      The enclosed information statement, which is being mailed to all Kimberly-Clark stockholders, describes the spin-off in detail and contains important information, including financial statements, about Neenah Paper.

      We look forward to your continued support as a stockholder in both Kimberly-Clark and Neenah Paper.

Sincerely,

Thomas J. Falk
Chairman of the Board and
Chief Executive Officer

November      , 2004

Dear Neenah Paper Stockholder:

      It is my pleasure to welcome you as a stockholder of our new company. Although “new,” the units that comprise our company have been in existence for many years, and include some of the leading brands in the fine paper industry, as well as some unique technologies and established positions within the specialty paper markets. We are a pulp and paper company that manufactures and distributes a range of premium and specialty papers and more than 700,000 metric tons of pulp per year.

      Neenah Paper operates three major businesses: our fine paper business, our technical paper business and our pulp business. The vision we have for our company is to be the first choice for branded and customized paper and pulp products. Our mission will be to create value for our customers and you, our stockholders, through innovation, service and excellence in execution. It is our employees who will drive this value.

      Our employee teams are excited about the opportunity, and are committed to realizing the potential that exists for us operating as a focused company, now independent of Kimberly-Clark. The markets we compete in are competitive, and sometimes very challenging, and we firmly believe that an experienced employee base, focused entirely on the key determinants of success in these markets is a key factor in increasing the value of these businesses to you, our owners. Our employees have both the skills and experience to achieve this.

      Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “NP.”

      We invite you to learn more about our company by reading the enclosed information statement and we look forward to updating you on our progress in realizing our vision and mission. We would like to thank you in advance for your support as a stockholder in our new company.

Sincerely,

Sean T. Erwin
Chairman of the Board, President and
Chief Executive Officer

SUBJECT TO COMPLETION DATED NOVEMBER 2, 2004

INFORMATION STATEMENT

Neenah Paper, Inc.

Common Stock

(Par Value $0.01 Per Share)

        We are providing this information statement to you as a stockholder of Kimberly-Clark Corporation in connection with Kimberly-Clark’s distribution to its stockholders of all of the outstanding shares of common stock of Neenah Paper, Inc., a wholly-owned subsidiary of Kimberly-Clark. Prior to the distribution, Kimberly-Clark will transfer to us its Canadian pulp business and its fine paper and technical paper businesses in the United States.

      We expect that the distribution will be made on November 30, 2004 to the holders of record of Kimberly-Clark common stock on November 19, 2004. If you are a holder of record of Kimberly-Clark common stock at the close of business on the record date, you will receive one share of our common stock for every 33 shares of Kimberly-Clark common stock you hold on that date. In lieu of fractional shares, stockholders of Kimberly-Clark will receive cash, which generally will be taxable. A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about December 1, 2004. Each share of our common stock will be accompanied by one preferred stock purchase right.

      Kimberly-Clark has received a ruling from the U.S. Internal Revenue Service that the distribution of our common stock will not be taxable for U.S. federal income tax purposes.

      You will not be required to make any payment for the shares of our common stock that you will receive, nor will you be required to surrender or exchange your shares of Kimberly-Clark common stock or take any other action in order to receive our common stock.

      Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “NP.”

       In reviewing this information statement, you should carefully consider the risk factors beginning on page 9 of this information statement.

       No stockholder approval of the distribution of our common stock is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

      This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is November      , 2004.

SUMMARY

      The following summary contains certain information from this information statement. It does not contain all the details concerning the distribution of our common stock to holders of Kimberly-Clark common stock, including information that may be important to you. To better understand the distribution and our business and financial position, you should carefully review this entire information statement. References in this information statement to “Neenah Paper,” “we,” “our” and “us” mean Neenah Paper, Inc., a Delaware corporation, and its subsidiaries for all periods following the distribution. References in this information statement to “Kimberly-Clark” mean Kimberly-Clark Corporation, a Delaware corporation, and its subsidiaries, other than Neenah Paper, unless the context otherwise requires.

      We describe in this information statement the businesses to be transferred to us by Kimberly-Clark in connection with the distribution as if the transferred businesses were our business for all historical periods described. However, we are a newly formed entity that has not conducted any operations prior to the distribution. References in this information statement to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Kimberly-Clark and its subsidiaries prior to the distribution. Following the distribution, we will be an independent public company and Kimberly-Clark will have no continuing stock ownership in us. Our historical financial results as part of Kimberly-Clark contained herein will not reflect our financial results in the future as an independent company or what our financial results would have been had we been operated as a separate, independent company during the periods presented.

Our Company

      We are a pulp and paper company that manufactures and distributes a range of premium and specialty paper grades and more than 700,000 metric tons of bleached kraft pulp per year. We have leading positions in many of our markets, about 2,100 employees and rights to harvest wood off approximately one million acres of owned land and non-exclusive rights to harvest wood off approximately 4.8 million acres of other Canadian timberlands. We have three primary operations: our fine paper business, our technical paper business and our pulp business.

      Our fine paper business has long been recognized as a leading manufacturer of world-class premium writing, text, cover and specialty papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Our fine paper business markets some of the most recognized and preferred papers in North America, with distinguished brands including CLASSIC®, CLASSIC CREST®, ENVIRONMENT®, NEENAH® and UV/ ULTRA® II. In 2003, our fine paper business had revenues of approximately $200 million. The business employs approximately 520 people and has manufacturing facilities in Neenah and Whiting, Wisconsin. Kimberly-Clark acquired the fine paper business in 1956.

      Our technical paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses, including tapes, labels, abrasives, medical packaging and heat transfer papers. With customers in 41 countries, it also is a global supplier of materials used to create customer-specific components for original equipment manufacturers’ products, furniture, book covers and other markets. In 2003, our technical paper business had revenues of approximately $120 million. The business employs approximately 350 people and has a manufacturing facility in Munising, Michigan. Kimberly-Clark acquired the technical paper business in 1952.

      Our pulp business consists of mills in Pictou, Nova Scotia and Terrace Bay, Ontario, together with related timberlands. In 2003, our pulp business had revenues of approximately $365 million. The Pictou mill began production in 1967 and is comprised of a single-line pulp facility, as well as timberlands encompassing approximately one million acres of owned and 200,000 acres of licensed or managed land in Nova Scotia. The operation primarily produces softwood pulp. In 2003, the Pictou mill produced approximately 250,000 metric tons of bleached kraft pulp, over 90 percent of which was used to make Kimberly-Clark products, of which less than one percent was used to make our fine paper and technical paper products. The Pictou operation employs approximately 350 people and is located near three ocean ports — Pictou, Mulgrave and Sheet Harbour, Nova Scotia — and a container port in Halifax, Nova Scotia from which it supplies pulp to North America and Europe. Kimberly-Clark acquired this business in 1995 as a result of its merger with Scott Paper Company.

      The Terrace Bay mill began production in 1948, supplying pulp to both the U.S. and Canada. Built by Kimberly-Clark, the Terrace Bay mill is comprised of a dual-line pulp mill and a timberlands operation, and currently manufactures both softwood and hardwood pulp. Terrace Bay holds non-exclusive rights under a sustainable forest license to harvest wood off approximately 4.6 million acres of land owned by the Province of Ontario. In 2003, the Terrace Bay mill produced approximately 450,000 metric tons of pulp, over 90 percent of which was used to make Kimberly-Clark products, of which approximately 12 percent was used to make our fine paper and technical paper products. The Terrace Bay operation employs approximately 900 people and the mill is located on the north shore of Lake Superior in Ontario.

      We were incorporated in April 2004. After the distribution, our principal executive offices will be located at Preston Ridge III, 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005, and our telephone number will be (678) 566-6500.

      The distribution of shares of our common stock will be effective on the distribution date. No vote of the stockholders of Kimberly-Clark is required to approve the distribution.

Questions and Answers about Neenah Paper and the Distribution

What is Neenah Paper?	We are a pulp and paper company that manufactures and distributes a range of premium and specialty paper grades and more than 700,000 metric tons of bleached kraft pulp per year. We have three primary operations: our fine paper business, our technical paper business and our pulp business. For more information on our business, see “Our Business and Properties” beginning on page 59.

Why is Kimberly-Clark separating our business and distributing our stock?	The separation of our business from Kimberly-Clark will provide each company with certain opportunities and benefits. For example, the separation will allow us to focus our attention and financial resources on our pulp and paper business and will allow Kimberly-Clark to concentrate its management and financial resources on its health and hygiene businesses. The separation will also allow the investment community to better evaluate the merits and future prospects of each company and will allow each company to realign its management structure to better focus on its product markets and business opportunities. Moreover, as a result of the separation, we will be able to invest any excess cash flow from our business into its growth and we will have direct access to the public capital markets. The separation will allow us to develop incentive programs to better attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link their compensation with our financial performance. For more information on the background and reasons for the distribution, see “The Distribution — Background and Reasons for the Separation and Distribution” beginning on page 19.

How will the separation and distribution work?	The separation and distribution will be accomplished through a series of transactions in which the assets and liabilities of Kimberly-Clark’s Canadian pulp business and its fine paper and technical paper businesses in the United States will be transferred to us, and all of the shares of our common stock will be distributed to the stockholders of Kimberly-Clark on a pro rata basis.

What will our relationship be with Kimberly-Clark after the distribution?	Kimberly-Clark and we will be separate, publicly owned companies. We will, however, enter into certain agreements with Kimberly-Clark to define our ongoing relationship after the distribution. For example, Kimberly-Clark will purchase pulp from our mills after the distribution pursuant to the terms of a pulp supply agreement. The other agreements will define responsibility for obligations arising before and after the distribution date, including, among others, obligations relating to our employees, certain transition services and taxes. For additional information on our relationship with Kimberly-Clark after the distribution, see “Our Relationship with Kimberly-Clark after the Distribution” beginning on page 25.

How will we be managed?	Sean Erwin is our President and Chief Executive Officer. Mr. Erwin has over 25 years experience in our industry. He will be supported by an experienced management team that includes

Steve Heinrichs, Vice President, General Counsel and Secretary, Bonnie C. Lind, Vice President, Chief Financial Officer and Treasurer, Jim Piedmonte, Vice President — Operations and Bill O’Connor, Vice President — Sales and Marketing. Our Board of Directors will consist of seven members, including our Chief Executive Officer, six of whom will be independent. Mr. Erwin will be the Chairman of the Board of Directors. For more information on our management, see “Our Management” beginning on page 72.

When will the distribution occur?	We expect that Kimberly-Clark will distribute our shares of common stock on November 30, 2004 to holders of record of Kimberly-Clark common stock on the record date.

What is the record date for the distribution?	November 19, 2004.

What do I have to do to participate in the distribution?	Nothing. You are not required to take any action to receive our common stock in the distribution. No vote will be taken for the distribution. If you own shares of Kimberly-Clark common stock as of the close of business on the record date, a book-entry account statement reflecting your ownership of our shares of common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about December 1, 2004. You should not and do not need to mail in Kimberly-Clark common stock certificates to receive our common stock.

How many shares of your common stock will I receive?	Kimberly-Clark will distribute one share of our common stock for every 33 shares of Kimberly-Clark common stock you own as of the close of business on the record date. For example, if you own 1,650 shares of Kimberly-Clark common stock on the record date, you will receive 50 shares of our common stock in the distribution. Based on approximately 486 million shares of Kimberly-Clark common stock that we expect to be outstanding on the record date, and the distribution ratio for the distribution, Kimberly-Clark will distribute a total of approximately 14.7 million shares of our common stock.

Will Kimberly-Clark distribute fractional shares?	No. In lieu of fractional shares of our common stock, stockholders of Kimberly-Clark will receive cash. Fractional shares you would otherwise be entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of our common stock. If you own less than 33 shares of Kimberly-Clark common stock on the record date, you will not receive any shares of our common stock in the distribution, but you will receive cash in lieu of fractional shares.

What is book-entry?	The book-entry system allows registered owners to hold their shares without the need for physical stock certificates. Holding shares in book-entry form eliminates the problems associated with paper certificates, such as storage and safety of certificates, and the requirement for physical movement of stock certificates at the time of sale or transfer of ownership. You will not receive a stock certificate unless you request one.

Is the distribution taxable for U.S. federal income tax purposes?	Kimberly-Clark has received a ruling from the U.S. Internal Revenue Service to the effect that the distribution will be tax-free to Kimberly-Clark and to its U.S. common stockholders, except with respect to cash paid in lieu of fractional shares. See “The Distribution — Important Federal Income Tax Consequences” beginning on page 21 for a more complete discussion of the U.S. federal income tax consequences of the distribution to Kimberly-Clark stockholders.

How will the distribution affect my tax basis in Kimberly-Clark common stock?	Your tax basis in the Kimberly-Clark common stock will be allocated between the Kimberly-Clark common stock and our common stock received in the distribution in proportion to their relative fair market values on the date of the distribution. Within a reasonable time after the distribution is completed, Kimberly-Clark will provide to U.S. taxpayers information to enable them to compute their tax bases in both Kimberly-Clark and our common stock and other information they will need to report their receipt of our common stock on their 2004 U.S. federal income tax return as a tax-free transaction. See “The Distribution — Important Federal Income Tax Consequences” beginning on page 21 for a more complete description of the effects on your tax basis.

Will I be paid any dividends on your common stock?	It is currently contemplated that following the distribution, we will initially pay a cash dividend on our common stock at a quarterly rate of $0.10 per share with respect to the three-month period ending February 28, 2005. The declaration and amount of future dividends, however, will be determined by our Board of Directors and will depend on our earnings after the distribution and any other factors that our Board believes are relevant. See “Dividend Policy” beginning on page 29 for additional information on our dividend policy after the distribution.

Where will I be able to trade your shares of common stock?	There is not currently a public market for our common stock. Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “NP.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or around the record date and before the distribution date, and that “regular-way” trading will begin on the first trading day after the distribution date. If trading does begin on a “when-issued” basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the distribution date. Shares of our common stock will generally be freely tradable after the distribution date.

Will the number of Kimberly-Clark shares I own change as a result of the distribution?	No. The number of shares of Kimberly-Clark common stock you own will not change as a result of the distribution.

What will happen to the listing of Kimberly-Clark common stock?	Nothing. Kimberly-Clark common stock will continue to be traded on the New York Stock Exchange under the symbol “KMB.”

Who do I contact for information regarding you and the distribution?	Before the distribution, you should direct inquiries relating to the distribution to:

Kimberly-Clark Corporation
P.O. Box 612606
Dallas, Texas 75261-2606
Attention: Stockholder Services
(972) 281-1521

After the distribution, you should direct inquiries relating to an investment in our common stock to:

Neenah Paper, Inc.
Preston Ridge III
3460 Preston Ridge Road, Suite 600
Alpharetta, Georgia 30005
Attention: Stockholder Services
(678) 566-6500

After the distribution, the transfer agent and registrar for our common stock will be:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(877) 498-8847 or (781) 575-4572
www.equiserve.com

Summary Historical Financial and Other Data

      The following tables set forth our summary historical financial and other data prepared on a combined basis. These tables present our business as it has historically been operated by Kimberly-Clark. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the notes to those statements included elsewhere in this information statement. The statement of operations data for each of the years ended December 31, 2001, 2002 and 2003 and the statement of financial position data as of December 31, 2002 and 2003 set forth below are derived from our audited combined financial statements included elsewhere in this information statement. The statement of operations data for each of the nine-month periods ended September 30, 2003 and 2004 and the statement of financial position data as of September 30, 2004 set forth below are derived from our unaudited condensed combined financial statements included elsewhere in this information statement. The statement of operations data for each of the years ended December 31, 1999 and 2000 and the statement of financial position data as of December 31, 1999, 2000 and 2001 set forth below are derived from our unaudited combined financial statements not included in this information statement. See “Index to Financial Statements and Schedules.”

      The historical financial and other data have been prepared on a combined basis from Kimberly-Clark’s consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Kimberly-Clark’s Canadian pulp business and its fine paper and technical paper businesses in the United States and give effect to allocations of expenses from Kimberly-Clark. Our historical financial and other data will not be indicative of our future performance nor do they reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods shown.

      The pro forma condensed financial data are derived from the unaudited pro forma condensed financial information and the notes thereto included elsewhere in this information statement. The pro forma financial data are unaudited, are presented for information purposes only and do not reflect our future earnings, results of operations or financial position or what our earnings, results of operations or financial position would have been had our business been operated as a separate, independent company. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable and include adjustments relating to our new pulp supply agreement with Kimberly-Clark, an expected writedown relating to our Terrace Bay, Ontario pulp manufacturing facility and our expected long-term debt at the time of the distribution. For a description of the adjustments reflected in the pro forma financial statements, see “Unaudited Pro Forma Condensed Financial Statements.”

     Historical Data:

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001(1)	2000	1999

	(Millions of dollars)
Statement of Operations Data:
Net sales	$558.5	$494.8	$665.8	$658.0	$701.2	$871.8	$781.5
Gross profit	101.4	76.1	107.9	131.6	142.8	298.8	204.7
Income before income taxes	69.4	41.2	63.3	99.3	110.1	270.1	155.0
Net income	43.3	24.7	38.9	62.3	74.6	169.1	89.9

		As of December 31,
	As of September 30,
	2004	2003	2002	2001	2000	1999

	(Millions of dollars)
Statement of Financial Position Data:
Working capital(2)	$104.7	$101.7	$98.4	$114.1	$138.8	$117.1
Timberlands	5.0	5.2	4.5	4.8	4.3	4.7
Property, plant and equipment — net	359.1	368.1	340.4	360.2	408.3	439.3
Total assets	599.7	592.0	540.3	602.0	679.7	709.6
Kimberly-Clark’s net investment	430.8	436.8	446.5	479.5	495.7	338.1

     Other Data:

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Millions of dollars)
Capital spending	$13.5	$16.9	$24.4	$18.4	$29.1	$16.8	$34.8
Depreciation	27.1	25.8	35.3	34.3	38.9	40.4	44.9
Pension contributions(3)	12.4	11.3	16.2	8.6	4.4	4.4	7.4

(1)	Includes $26.8 million ($16.6 million after tax) of mill closure costs.

(2)	Working capital consists of all current assets and liabilities.

(3)	Amounts of cash contributed to pension trusts.

     Pro Forma Information:

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2004	2003

	(Millions of dollars except
	per share amounts)
Net sales	$537.1	$641.3
Gross profit	80.0	83.4
Income before income taxes	34.3	20.5
Net income	21.4	12.1
Diluted earnings per share	1.43	0.81

As of September 30,
2004

Total assets	$499.7
Long-term debt	225.0
Total shareholders’ equity	83.1

RISK FACTORS

      You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of the risks described below relate principally to our business and the industry in which we operate, while others relate principally to the distribution and our separation from Kimberly-Clark. The remaining risks relate principally to the securities markets generally and ownership of our common stock.

      Our business, financial condition, results of operations or liquidity could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and Industry

Our historical financial data is not representative of our results as a separate company and, therefore, will not be reliable as an indicator of our future performance.

      The historical financial data we have included in this information statement present the results of operations and financial position of the businesses to be transferred to us as they have historically been operated by Kimberly-Clark. Accordingly, this data will not be indicative of our future performance, nor does it reflect what our financial position and results would have been, had we operated as a separate, stand-alone entity during the periods presented. This is because, among other things:

•	after the distribution, our pulp mills will supply pulp to Kimberly-Clark on terms that are significantly different than those in place prior to the distribution (for a description of those terms after the distribution, see “Our Relationship with Kimberly-Clark after the Distribution — Pulp Supply Agreement,” and for a description of what our results of operations would have been if the new terms had been in place during periods prior to the distribution, see the unaudited pro forma condensed financial statements included elsewhere in this information statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Outlook”);

•	after the distribution, we will supply pulp to other customers instead of supplying more than 90 percent of our production to Kimberly-Clark;

•	we have made adjustments and allocations, primarily with respect to corporate and administrative costs, because Kimberly-Clark did not account for us as, and we were not operated as, a single, stand-alone business for all periods presented; and

•	the information does not reflect changes that we expect to occur in the future as a result of our separation from Kimberly-Clark, including taxes, capital spending projects, employee and transition services matters, the establishment of new offices and certain ongoing annual incremental expenses such as marketing, research and development and general expenses.

      For additional information about our past financial performance, see “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited historical combined financial statements included elsewhere in this information statement.

Our pulp business operates in a cyclical industry which can have an impact on our operating results.

      Wood pulp is a commodity for which there are multiple other suppliers. Typically, commodities businesses compete primarily on the basis of price and availability. The revenues from producing a commodity tend to be cyclical, with periods of shortage and rapidly rising prices, leading to increased production and increased industry investment until supply exceeds demand. Those periods are then typically followed by periods of reduced prices and excess and idled capacity until the cycle is repeated.

      The following chart shows price information for northern softwood kraft pulp from 1980 to 2003 and illustrates the cyclical nature of the pulp industry:

      The markets for and profitability of pulp have been, and are likely to continue to be, cyclical. Accordingly, we must continuously and effectively manage our production and capacity to be able to respond effectively to business cycles in the pulp industry. We anticipate lower market prices for pulp in the second half of 2005 and forward as a result of an expected downturn in this pulp cycle.

If we are unable to effectively respond to the significant challenges faced by our pulp business, which has experienced losses in recent periods, our financial condition and results of operations will be materially and adversely affected.

      We expect that our pulp business will continue to face a number of significant challenges relating to, among other things, the cyclical nature of the pulp industry (as described in the risk factor above), our cost structure, particularly at our Terrace Bay mill, and other factors.

      Because our pulp business competes primarily on the basis of price and availability, the financial success of our pulp mills depends on their ability to produce pulp at a competitive cost. Our ability to contain or reduce costs at our pulp mills is significant to our business. We believe that our Terrace Bay mill currently has an unfavorable cost structure, with the cost of wood at Terrace Bay being the single most important contributing factor.

      If our pulp business had been operated on a stand-alone basis during 2003 and 2002 and if transfers of pulp to Kimberly-Clark in those years had reflected the prices at which we expect to sell pulp to Kimberly-Clark after the distribution, our pulp business would have experienced losses before income taxes of $41 million and $14 million in 2003 and 2002, respectively. Those pro forma losses would have represented, in 2003, an increase in our pre-tax loss of about $25 million and, in 2002, a decrease in our pre-tax income of about $18 million. Those pro forma losses would have resulted primarily from lower market prices for pulp during those years, the resulting prices at which we would have transferred pulp to Kimberly-Clark during those years, the high costs at our Terrace Bay mill and the impact of a weakening U.S. dollar relative to the Canadian dollar in 2003. For our pulp business to be profitable after the distribution, we must reduce costs at our Terrace Bay mill even if pulp prices increase. Although we are attempting to implement strategies to reduce costs at the mill, we can give you no assurance that we will be able to reduce those costs to a level at which we can profitably sell pulp produced by our Terrace Bay mill.

      For a description of additional challenges and risk factors facing our pulp business see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Introduction,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Outlook,” and the additional risk factors included under the several subheadings of this “Risks Related to Our Business and Industry.”

The terms of our pulp supply agreement with Kimberly-Clark may require us to sell pulp at prices that are lower than the prices at which we may be able to sell pulp to other customers.

      The pulp supply agreement that we will enter into with Kimberly-Clark will require us to supply and Kimberly-Clark to purchase pulp from our Pictou and Terrace Bay mills over several years. The prices at which we sell pulp to Kimberly-Clark under the new supply agreement will reflect a discount from published industry index prices that may be greater than the discount reflected in sales to other customers, particularly during periods in which demand for pulp exceeds supply. The pulp supply agreement will also contain minimum and maximum prices for northern bleached softwood kraft pulp shipped to North America prior to December 31, 2007 which may result in us charging Kimberly-Clark prices that are lower than those we could obtain from other customers.

      Furthermore, the new pulp supply agreement is a supply-or-pay arrangement. Accordingly, if we do not supply the required minimum quantities of pulp to Kimberly-Clark, we must pay Kimberly-Clark for the shortfall based on the difference between the contract price and any higher price that Kimberly-Clark otherwise pays to purchase the pulp, plus ten percent of the difference. If such an event were to occur, our business could be materially adversely affected.

We will incur significant indebtedness in connection with the distribution, which will subject us to restrictive covenants relating to the operation of our business.

      We expect that immediately after the distribution, our total long-term indebtedness will be $225 million. In addition to the $25 million initial draw under our revolving credit facility to partially fund the payment to a Kimberly-Clark subsidiary in connection with the distribution, we expect that we may need to draw approximately $5 million to $10 million under our revolving credit facility at or shortly after the completion of the distribution to provide cash on hand to fund the day-to-day operation of our business. Operating with this substantial amount of leverage will require us to direct a portion of our cash flow from operations to make payments on our debt, which will reduce the funds otherwise available for operations, capital expenditures, future business opportunities and other purposes. It will also limit our flexibility in planning for, or reacting to, changes in our businesses and our industry and impair our ability to obtain additional financing.

      The terms of our debt will require us and our subsidiaries to meet specified financial ratios and other financial and operating covenants which will, among other things, restrict our ability to incur additional debt or place liens on our assets, make specified payments and capital expenditures, enter into transactions with our affiliates, effect mergers or acquisitions, dispose of assets, liquidate, dissolve or wind up, or pay dividends in certain circumstances. If we fail to meet those financial ratios and covenants and our lenders do not waive them, we will be required to pay fees and penalties. Our lenders could also accelerate the maturity of our debt if we fail to meet those financial ratios and covenants and proceed against any pledged collateral, which would force us to seek alternative financing. If this were to happen, we cannot assure you that we would be able to obtain the additional financing we may need or that it would be available on terms favorable to us.

      We expect that our revolving credit facility will accrue interest at variable rates. We may reduce our exposure to rising interest rates by entering into interest rate swap arrangements, although those arrangements may result in us incurring higher interest expenses than we would incur without the arrangements. If interest rates increase in the absence of such arrangements, we will need to dedicate more of our cash flow from operations to make payments on our debt. For more information on our liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Fluctuations in currency exchange rates could adversely affect our results.

      Changes in the Canadian dollar exchange rate relative to the U.S. dollar have an effect on our results of operations and cash flows. Exchange rate fluctuations can have a material impact on our financial results because substantially all of our pulp mills’ expenses are incurred in Canadian dollars and our pulp revenues are denominated in U.S. dollars. For example, in 2003, a hypothetical $0.01 increase in the Canadian dollar relative to the U.S. dollar, would have decreased our income before income taxes by approximately $5 million, excluding additional currency remeasurement losses. We anticipate further unfavorable changes in the exchange rate of the Canadian dollar to the U.S. dollar. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Outlook.”

      We have in the past, and could in the future, reduce our exposure to exchange rate fluctuations by entering into hedging arrangements, although those arrangements could result in us incurring higher costs than we would incur without the arrangements.

      The following chart shows changes in U.S./Canadian dollar exchange rate from 1980 to 2003:

      In addition, because we transact business in other foreign countries, some of our revenues and expenses are denominated in a currency other than the local currency of our operations. As a result, changes in exchange rates between the currency in which the transaction is denominated and the local currency of our operations into which the transaction is being recorded can impact the amount of local currency recorded for such transaction. This can result in more or less local currency revenue or cost related to such transaction, and thus have an effect on our income before income taxes.

The availability of and prices for raw materials and energy will significantly impact our business.

      We purchase a substantial portion of the raw materials and energy necessary to produce our products on the open market, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. We do not have significant influence over our raw material or energy prices and generally do not possess enough power to pass increases in those prices along to purchasers of our products, unless those increases coincide with increased demand for the product. Therefore, raw material or energy prices could increase at the same time that prices for our products are decreasing. In addition, we may not be able to recoup other cost increases we may experience, such as those resulting from inflation or from increases in wages or salaries or increases in the health, pension or other employee benefits costs, insurance costs or other costs.

      We obtain most of the wood fiber we require for our Terrace Bay pulp mill and a portion of the wood fiber required for our Pictou pulp mill from timberland areas licensed by the Ontario and Nova Scotia provincial governments, respectively. These governments have granted us non-exclusive licenses for substantial timberland areas from which we obtain fiber, and we also obtain fiber harvested from timberland areas licensed to others by these governments. There can be no assurance that the amount of fiber that we are allowed to harvest from these licensed areas will not be decreased, or that our licenses will continue to be renewed or extended by the governments on acceptable terms. In each of the areas where our Canadian pulp mills are located, there is increasing competition for wood fiber from various other users. Concerns over the sustainability of forestry practices, particularly in the “boreal forest” area of northern Canada, may also lead to reductions in the timberlands available for harvest to supply our pulp mills. A number of North American non-governmental environmental organizations have launched a campaign to permanently set aside and protect from harvesting significant portions of boreal forest, including portions of the timberlands that supply wood to the Terrace Bay mill. In addition, aboriginal groups have made land claims against various levels of government which, if successful, would further reduce the timberlands from which wood could be harvested for our mills. Changes in governmental practices and policies as they apply to us and to others from whom we obtain fiber also may result in less fiber being available, increased costs to obtain the fiber and additional expense in meeting forestry and silvicultural standards. These results could have a material adverse effect upon our financial position, liquidity and results of operations.

      In addition, in 2003, over 50% of the wood chips used by the Pictou mill were supplied by two suppliers, and approximately 50% of the wood chips used by the Terrace Bay mill were supplied by one supplier. While we believe that alternative sources of critical supplies, such as wood chips, would be available, disruption of our primary sources could create a temporary, adverse effect on product shipments. Also, an interruption in supply of a latex specialty grade to our technical paper business, which we currently obtain from a single source, could disrupt and eventually cause a shutdown of production of certain technical paper latex specialty grades.

Our mills may experience unexpected or prolonged shutdowns, which would adversely affect our financial position and results of operations.

      Our pulp mills require annual shutdowns to perform major maintenance because they normally operate continuously. We generally schedule shutdowns of two weeks each year at our mills. The annual scheduled shutdown of our pulp mills impacts our profitability and cash flow in the fiscal quarter in which the shutdown occurs. The annual pulp mill maintenance shutdowns at Terrace Bay and Pictou occurred in September and October of this year, which has resulted in substantially lower operating results and lower production volumes for those months. In addition to scheduled shutdowns, as described above, depressed pulp prices may cause pulp mills to shut down for a period of time if pulp prices fall to a level where it would be uneconomic to operate the mill.

      Unexpected production disruptions could also cause us to shut down any of our mills. Those disruptions could occur due to any number of circumstances, including shortages of raw materials, disruptions in the availability of transportation, labor disputes and mechanical or process failures. Specifically, the failure of any of our recovery boilers would result in a significant disruption to our business.

      If our mills are shut down, they may experience prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks, depending on the reason for the shutdown and other factors. The shutdown of any of our mills for a substantial period of time for any reason could have a material adverse effect on our financial position and results of operations.

The results of our pulp business will depend on our pulp supply agreement with Kimberly-Clark and our ability to supply other customers.

      The historical results of our pulp business have been based almost entirely on pulp transfers to Kimberly-Clark. After the distribution, Kimberly-Clark will be our largest customer and will purchase pulp from us pursuant to the terms of a new pulp supply agreement. If the new pulp supply agreement were to be terminated, our financial condition and results of operations would be materially and adversely affected.

      After the distribution, we will begin to supply increasing quantities of pulp to customers other than Kimberly-Clark. Accordingly, the success of our pulp business will depend in part upon our ability to effectively market our pulp to new customers, to earn customer acceptance of our pulp and to continue to effectively supply those new customers. If we are unable to effectively market our pulp to customers other than Kimberly-Clark, our financial condition, results of operations and liquidity would be materially and adversely affected.

Our business will suffer if we are unable to effectively respond to decreased demand for some of our products.

      We have experienced and may continue to experience decreased demand for some of our existing products. For example, our fine paper business has experienced decreased demand as a result of the growing use of digital and electronic communications media, while our technical paper business must cope with a trend to replace durable papers with synthetic films. Our pulp business, and in particular the northern bleached hardwood kraft pulp produced at our Terrace Bay mill, must compete with an increasing supply of, and in some cases customer preference for, lower priced eucalyptus pulps produced by competitors in the southern hemisphere. If we are unable to implement our business strategies to develop new sources of demand to effectively respond to decreased demand for our existing products, our financial position and results of operations will be adversely affected.

Our activities are subject to extensive government regulation, which could increase our costs, cause us to incur liabilities and adversely affect the manufacturing and marketing of our products.

      Our operations are subject to federal, state, provincial and local laws, regulations and ordinances in both the U.S. and Canada relating to various environmental, health and safety matters. The nature of our operations requires that we invest capital and incur operating costs to comply with those laws, regulations and ordinances and exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws or standards. We cannot assure you that significant additional expenditures will not be required to maintain compliance with, or satisfy potential claims arising from, such laws, regulations and ordinances. Future events, such as changes in existing laws and regulations, increasingly strict enforcement policies or contamination of sites owned, operated or used for waste disposal by us (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs that could require significantly increased capital expenditures and operating costs, which would reduce the funds otherwise available for operations, capital expenditures, future business opportunities or other purposes. For example, the ratification of the Kyoto Protocol by Canada may result in lower limits for the emission of carbon dioxide and other greenhouse gases. The specific limitations in respect of our Canadian operations are unknown and uncertain and may increase costs.

The outcome of legal actions and claims may adversely affect us.

      We are involved in legal actions and claims arising in the ordinary course of our business. As described under “Our Business and Properties — Legal Proceedings,” we will indemnify Kimberly-Clark for certain liabilities and costs arising out of a lawsuit involving a vehicle accident in which the plaintiff sustained severe injuries, including paralysis, as a result of the accident. The outcome of that lawsuit and other legal actions and claims against us cannot be predicted with certainty. That lawsuit and other legal actions and claims against us may have a material adverse effect on our financial condition, results of operations and liquidity.

We have significant pension liabilities.

      We have significant pension liabilities which could require future funding beyond that which we have funded in the past or which we currently anticipate. For example, we expect that in 2004 Kimberly-Clark and we will contribute a total of $16.2 million to our pension trust. A material increase in funding requirements could have a material adverse effect on our cash flows and liquidity.

The markets for all of our products are affected by general economic conditions.

      The markets for all of our products are affected to a significant degree by general economic conditions. Any downturn in the U.S. economy or in our export markets could adversely affect our business.

Labor interruptions would adversely affect our business.

      All of our hourly paid employees are unionized. In addition, some of our key customers and suppliers are also unionized. Several of our labor agreements are scheduled to expire in 2005. Strikes, lockouts or other work stoppages or slow downs involving our unionized employees could have a material adverse effect on us.

Our operating results are likely to fluctuate.

      Our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, many of which are beyond our control. Such factors may include, among others, the effects of competitive pricing pressures, decreases in average selling prices of our products, production capacity levels and manufacturing yields, availability and cost of products from our suppliers, the gain or loss of significant customers, our ability to develop, introduce and market new products and technologies on a timely basis, changes in the mix of products produced and sold, seasonal customer demand and environmental costs. Operating results also could be adversely affected by increasing interest rates and other general economic and other conditions causing a downturn in the market for paper products. The foregoing factors are difficult to forecast, and these or other factors could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, the market price of our common stock could be materially and adversely affected.

We face many competitors, several of which have greater financial and other resources.

      We face competition in each of our business segments from companies that produce the same type of products that we produce or that produce alternative products that customers may use instead of our products. Many of our competitors have greater financial, sales and marketing, or research and development resources than we do. Greater financial resources and product development capabilities may also allow our competitors to respond more quickly to new opportunities or changes in customer requirements.

Risks Related to the Distribution and Our Separation from Kimberly-Clark

We could incur significant tax liabilities if the distribution becomes a taxable event.

      Kimberly-Clark has received a private letter ruling from the U.S. Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution substantially to the effect that, for U.S. federal income tax purposes, the transfer of our business to us by Kimberly-Clark and the distribution of our common stock will qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended. Although the private letter ruling is generally binding on the Internal Revenue Service, if the factual representations and assumptions made in the private letter ruling are incorrect in any material respect at the time of the distribution, the private letter ruling could be retroactively revoked or modified by the Internal Revenue Service. If, notwithstanding the private letter ruling, the distribution is determined to be a taxable transaction, our stockholders and Kimberly-Clark could be subject to significant U.S. federal income tax liability.

      The distribution could become taxable as a result of actions or events that occur after the distribution. In that case, we and Kimberly-Clark could be liable for, and we could be required to indemnify and pay

Kimberly-Clark for, taxes and resulting liabilities imposed upon Kimberly-Clark with respect to the distribution. As part of the distribution, we will enter into a tax sharing agreement with Kimberly-Clark that will allocate between Kimberly-Clark and us the taxes and liabilities relating to any failure of the distribution to be tax-free. For more information, see “The Distribution — Important Federal Income Tax Consequences” and “Our Relationship with Kimberly-Clark after the Distribution — Tax Sharing Agreement.”

      The distribution could become taxable to Kimberly-Clark (but not its stockholders) under Section 355(e) of the Internal Revenue Code if, pursuant to a plan or series of transactions related to the distribution, we engage in, or enter into an agreement to engage in, a transaction that would result in a 50 percent or greater change by vote or value in our stock ownership, or if Kimberly-Clark engages in, or enters into an agreement to engage in, a transaction that would result in a 50 percent or greater change by vote or value in its stock ownership. Such transactions are presumed to occur pursuant to a plan or series of transactions related to the distribution if they occur during the four-year period beginning on the date that begins two years before the distribution date, unless it is established that such transactions did not occur pursuant to a plan or series of transactions related to the distribution. If an acquisition or issuance of our stock causes the distribution to be taxable to Kimberly-Clark under Section 355(e), we would be required to indemnify Kimberly-Clark against that tax.

      Both Kimberly-Clark and its stockholders could be taxed on the distribution if the distribution were to not qualify for tax-free treatment for U.S. federal income tax purposes for other reasons. For a more complete discussion of the U.S. federal income tax consequences of the distribution being rendered taxable, see “The Distribution — Important Federal Income Tax Consequences.”

      Although the taxes described above generally would be imposed on Kimberly-Clark and its stockholders, under the tax sharing agreement, we may be required to indemnify Kimberly-Clark for all or a portion of these taxes. In addition, under U.S. federal income tax laws, we and Kimberly-Clark would both be liable for Kimberly-Clark’s U.S. federal income taxes resulting from the distribution being taxable even though Kimberly-Clark may be required under the tax sharing agreement to indemnify us for such taxes. If we were to be required to indemnify Kimberly-Clark for taxes incurred as a result of the distribution being taxable, or were otherwise liable for and required to pay such taxes and were not indemnified for such taxes, it would have a material adverse effect on our profitability and financial condition.

We may not realize potential benefits from our separation from Kimberly-Clark.

      We cannot assure you that we will realize the potential benefits that we expect from our separation from Kimberly-Clark. We have described those benefits elsewhere in this information statement. In addition, we will incur significant costs, which may be greater than those for which we have planned, and we will bear the negative effects of our separation from Kimberly-Clark, including loss of access to the financial, managerial and professional resources from which we have benefited in the past.

We have not previously operated as an independent company, and our new management team has been assembled for only a short time.

      We have not previously operated as an independent public company, and our management has no experience, as a group, in operating our business as a stand-alone entity. Following our separation from Kimberly-Clark, we will be fully responsible for arranging our own funding, managing all of our own administrative and employee arrangements and supervising all of our legal and financial affairs, including publicly reported financial statements. We will adopt separate stock-based and performance-based incentive plans for our employees and will develop our own compliance and administrative procedures necessary for a publicly held company. In addition, we will seek to first stabilize and then begin to grow our business, an area in which we currently have limited resources because of, among other things, the amount of our debt after the distribution and our need to incur capital expenditures relating to our pulp mills. We anticipate that our success in these endeavors will depend substantially upon the ability of our senior management and other key employees to work together. Although the individual members of our senior management team have significant experience, they previously have not worked together as a group. Accordingly, we cannot assure you that as an independent company, our aggregate results of operations will continue at the same level. Moreover, the inability of our senior management to function cohesively could delay or prevent us from implementing fully our business strategy, which could have a material adverse effect on our financial position and results or operations.

We may not be able to fund our future capital requirements internally or obtain third-party financing.

      In the past, our working capital and capital expenditure requirements have been met from cash flow generated by our businesses, and from Kimberly-Clark. Following the distribution, however, we may be required or choose to obtain additional debt or equity financing to meet our future working capital requirements, as well as to fund capital expenditures and acquisitions. Future equity financings could be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants that limit our ability to take certain actions, including the payment of dividends. To the extent we must obtain financing from external sources to fund our capital requirements, we cannot guarantee that financing will be available on favorable terms, if at all. We do not expect that any financing would reflect interest rates or other terms as favorable as those historically enjoyed by Kimberly-Clark because, among other things, the credit rating of our debt will be less favorable than the ratings for Kimberly-Clark.

The transition services to be provided for us by Kimberly-Clark may be difficult for us to perform or replace without operational problems and additional cost.

      We will enter into a corporate services agreement with Kimberly-Clark pursuant to which Kimberly-Clark will provide for us certain transition services for a period of time following the distribution. These services will include, among others, employee benefits administration and payroll, transportation, management information systems, environment and energy, treasury and accounting. If, after the expiration of the agreement (which expires with respect to most services on December 31, 2005), we are unable to perform these services or replace them in a timely manner or on terms and conditions as favorable as those we expect to receive from Kimberly-Clark, we may experience operational problems and increased costs to us. See “Our Relationship with Kimberly-Clark after the Distribution — Corporate Services Agreement” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Contractual Obligations” for more information on the corporate services agreement.

Following our separation from Kimberly-Clark, we may experience increased costs resulting from decreased purchasing power, which could decrease our overall profitability.

      Prior to our separation from Kimberly-Clark, we were able to take advantage of Kimberly-Clark’s size and purchasing power in procuring goods, services and technology, such as management information services, health insurance, pension and other employee benefits, payroll administration, risk management, tax and other services. As a separate, stand-alone entity, we may be unable to obtain similar goods, services and technology at prices or on terms as favorable as those obtained prior to the separation.

Risks Related to Ownership of Our Common Stock

There has been no prior market for our common stock, and we cannot guarantee that our stock price will not decline after the distribution.

      There has been no prior trading market for our common stock, and we cannot predict the price at which our common stock will trade after the distribution date. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

•	our financial results;

•	developments generally affecting the pulp and paper industry;

•	the performance of each of our three business segments;

•	our capital structure, including the amount of our indebtedness;

•	general economic, industry and market conditions;

•	the depth and liquidity of the market for our common stock;

•	fluctuations in currency exchange rates;

•	our dividend policy;

•	investor perceptions of our business and us; and

•	the impact of the factors referred to elsewhere in “Risk Factors.”

      For more information, see “The Distribution — Market for Our Common Stock.”

Certain provisions of our certificate of incorporation, by-laws and rights plan and of Delaware law will make it difficult for stockholders to change the composition of our Board of Directors and may discourage hostile takeover attempts which some of our stockholders may consider to be beneficial.

      Certain provisions of our certificate of incorporation, by-laws and rights plan and of Delaware law may have the effect of delaying or preventing changes in control if our Board determines that such changes in control are not in the best interests of us and our stockholders. These provisions include, among other things, the following:

•	a classified Board of Directors with three-year staggered terms;

•	the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•	stockholder action to be taken only at a special or regular meeting;

•	advance notice procedures for nominating candidates to our Board of Directors or presenting matters at stockholder meetings;

•	removal of directors only for cause and only by a supermajority vote;

•	our rights plan, which would cause substantial dilution to any person or group who attempts to acquire a significant interest in us without advance approval from our Board of Directors;

•	allowing only our Board of Directors to fill vacancies on our Board of Directors; and

•	supermajority voting requirements to amend our by-laws and certain provisions of our certificate of incorporation and to engage in certain types of business combinations.

      While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our Board of Directors, they could enable the Board to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met. For more information, see “Description of Our Capital Stock” and “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law.”

FORWARD-LOOKING STATEMENTS

      This information statement and other materials we have filed or will file with the Securities and Exchange Commission (the “SEC”) (as well as information included in our other written or oral statements) contain, or will contain, disclosures which are “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan” or “continue.” These forward-looking statements address, among other things, the anticipated effects of the distribution. These forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. These factors include, but are not limited to:

•	general economic conditions particularly in the United States and Canada;

•	fluctuations in global equity and fixed-income markets;

•	the competitive environment;

•	the loss of current customers or the inability to obtain new customers;

•	changes in asset valuations, including writedowns of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons; and

•	the other factors described under “Risk Factors.”

      You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement.

THE DISTRIBUTION

Background and Reasons for the Separation and Distribution

      The Board of Directors of Kimberly-Clark regularly reviews the various businesses conducted by Kimberly-Clark to ensure that resources are deployed and activities are pursued in the best interests of its stockholders. On February 25, 2004, Kimberly-Clark announced that its Board of Directors authorized management to evaluate a potential tax-free spin-off of our business and on June 8, 2004, Kimberly-Clark announced that its Board authorized the distribution of our common stock to Kimberly-Clark’s stockholders in a tax-free spin-off. This authorization is subject to final approval by the Kimberly-Clark Board of the agreements to be entered into between us and Kimberly-Clark, the distribution ratio, and the record and distribution dates. In making the determination to spin off our business, the Board of Directors of Kimberly-Clark acknowledged that the principal focus of Kimberly-Clark is on enhancing its position as a highly focused and innovative health and hygiene company, and that our business did not fit within that focus. The Board recognized that the spin-off would permit us to focus our attention and financial resources on our pulp and paper business.

      Our business and the businesses of Kimberly-Clark have distinct operating, business and financial characteristics. The markets where Kimberly-Clark and we sell products are significantly different. While we are focused on becoming a pulp and paper company that sells products principally to manufacturers and printers, Kimberly-Clark is focused upon enhancing its position as an innovative health and hygiene company that markets finished products to consumers and other end-users. Pulp, one of our principal products, is a commodity, where competition is based primarily on price and availability. The most important competitive factors affecting our fine paper business are brand recognition, quality and usability in our customers’ printing processes, with essentially the same factors, except brand recognition, affecting our technical paper businesses. By way of contrast, Kimberly-Clark competes in the consumer product arena where it has developed global and regional brands that are recognizable to consumers. To support its consumer brands, Kimberly-Clark directs a higher level of its revenue to advertising and promoting its brands and products. Although we have a small global presence, Kimberly-Clark has a significant amount of its sales outside of North America.

      In the future, we and Kimberly-Clark expect significantly different business challenges. Kimberly-Clark’s products compete with widely advertised, well-known, branded products, as well as private label products, which are typically sold at lower prices. In order to be successful as a health and hygiene company, Kimberly-Clark must find ways to meet the fundamental needs of customers, shoppers and users. We compete on the basis of price and availability with respect to our pulp operations, and for our paper products, on the basis of quality, service and usability with brand recognition being an additional factor for our fine paper products. In order to be successful as a pulp and paper company, we must find ways to improve our pulp cost structure and to maintain our reputation for quality, service and useable paper products.

      Although our business represents less than three percent of Kimberly-Clark’s consolidated net sales, it nevertheless has required the attention of Kimberly-Clark’s senior management, who must understand each of the markets and customer bases for each of its businesses in order to make decisions with respect to those businesses. Within Kimberly-Clark, our business has competed for both management attention and capital.

      We and Kimberly-Clark believe that our separation from Kimberly-Clark will provide both companies with certain opportunities and benefits, including the following:

•	Business Focus. Each company will be better able to focus its attention and financial resources on its own distinct businesses and business challenges so that each can pursue the most appropriate long-term growth opportunities and business strategies.

•	Capital Flexibility. In the future, we will be able to invest any excess cash flow from our business into the growth of our business, rather than having a portion of that cash flow reinvested into Kimberly-Clark’s other businesses. In addition, we will have direct access to the public capital markets to allow us to seek to finance our operations and growth without having to compete with other Kimberly-Clark businesses in respect of that financing.

•	Employee Incentives. We will be able to develop incentive programs to better attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link their compensation with our financial performance. These programs will be designed to more directly reward employees based on our performance.

•	Market Recognition. The investment community, including analysts, stockholders and prospective investors in each company, will be better able to evaluate the merits and future prospects of each company, thereby enhancing the likelihood that each company will receive appropriate market recognition of its performance and potential.

•	Management Realignment. Each company will be able to realign its management structure to better focus on its product markets and business opportunities.

Manner of Effecting the Distribution

      The general terms and conditions relating to the distribution are set forth in the distribution agreement between Kimberly-Clark and us. For a description of that agreement see, “Our Relationship with Kimberly-Clark after the Distribution — Distribution Agreement.”

      On the distribution date, Kimberly-Clark will effect the distribution by delivering all of the outstanding shares of our common stock to EquiServe Trust Company, N.A., as distribution agent, for distribution to the holders of record of Kimberly-Clark common stock at the close of business on the record date. The distribution will be made in book-entry form on the basis of one share of our common stock for every 33 shares of Kimberly-Clark common stock held on the record date of November 19, 2004. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights.

      A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about December 1, 2004. You will receive a check, or a credit to your brokerage account, for the cash equivalent of any fractional shares you otherwise would have received in the distribution. If you request a certificate for your shares of our common stock, you will receive a certificate for the whole number of shares you own and cash in lieu of any fractional shares that otherwise would have been credited to your book-entry account. The distribution agent will, on or after the distribution date, aggregate and sell all of those fractional interests on the open market at then applicable market prices and distribute the aggregate proceeds ratably to Kimberly-Clark stockholders otherwise entitled to those fractional interests. Kimberly-Clark will pay all brokers’ fees and commissions in connection with the sale of fractional interests. If you own less than 33 shares of common stock of Kimberly-Clark on the record date, you will not receive any shares of our stock in the distribution, but you will receive cash in lieu of fractional shares. See “The Distribution — Important Federal Income Tax Consequences” for a discussion of the U.S. federal income tax treatment of proceeds from fractional shares.

      A delivery of a share of our common stock in connection with the distribution also will constitute the delivery of the preferred stock purchase right associated with the share. The existence of the preferred stock purchase rights may deter a potential acquiror from making a hostile takeover proposal or a tender offer. For a more detailed discussion of these rights, see “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law.”

Results of the Separation and Distribution

      After the separation and distribution, we will be an independent public company owning and operating what had previously been Kimberly-Clark’s Canadian pulp business and its fine paper and technical paper businesses in the United States. Immediately after the distribution, we expect to have approximately 23,000 holders of shares of our common stock and approximately 14.7 million shares of our common stock issued and outstanding based on the distribution ratio described above and the anticipated number of beneficial stockholders and outstanding Kimberly-Clark shares on November 19, 2004, the record date. The actual number of shares to be distributed will be determined based on the number of Kimberly-Clark shares outstanding on the record date.

      The distribution will not affect the number of outstanding Kimberly-Clark shares or any rights of Kimberly-Clark stockholders, although it may affect the market value of the outstanding Kimberly-Clark common shares.

Important Federal Income Tax Consequences

      The tax treatment of a Kimberly-Clark stockholder may vary depending upon the stockholder’s particular situation, and some Kimberly-Clark stockholders may be subject to special rules not discussed below, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons who do not hold Kimberly-Clark common stock as a capital asset, employees of Kimberly-Clark, non-U.S. holders of Kimberly-Clark common stock, individuals who hold Kimberly-Clark common stock as part of a straddle or conversion transaction, foreign entities, foreign trusts and estates and beneficiaries thereof, and persons who acquire shares of Kimberly-Clark common stock pursuant to the exercise of employee stock options or otherwise as compensation.

      YOU ARE URGED TO CONSULT YOUR TAX ADVISER WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX RULES AND THE EFFECT OF POSSIBLE CHANGES IN LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

U.S. Federal Income Tax

      The following summarizes the material U.S. federal income tax consequences of the distribution. The discussion that follows is based on and subject to the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations under the Code, existing administrative interpretations and court decisions as of the date of this information statement, all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretation. The following discussion does not address the effects of the distribution under any state, local or foreign tax laws.

      Kimberly-Clark has received a ruling from the Internal Revenue Service to the effect that the transfer of assets to us, and the distribution of our common stock to Kimberly-Clark’s stockholders, will qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code. This ruling provides that for U.S. federal income tax purposes:

•	Kimberly-Clark will not recognize any gain or loss upon the transfer or the distribution;

•	no gain or loss will be recognized by, or be included in the income of, a holder of Kimberly-Clark common stock solely as the result of the receipt of our common stock in the distribution;

•	the basis of the Kimberly-Clark common stock and our common stock in the hands of Kimberly-Clark stockholders immediately after the distribution will be the same as the basis of the Kimberly-Clark common stock immediately before the distribution, allocated between the Kimberly-Clark common stock and our common stock in proportion to their relative fair market values on the date of the distribution;

•	the holding period of our common stock received by Kimberly-Clark stockholders will include the holding period of their Kimberly-Clark common stock, provided that such Kimberly-Clark common stock is held as a capital asset on the date of the distribution; and

•	stockholders of Kimberly-Clark who receive cash from the distribution agent in respect of fractional shares will recognize gain or loss on the sale of the fractional share interest equal to the difference between the cash received and the stockholder’s basis in the fractional share interest. The gain or loss will be capital gain or loss to the stockholder provided the fractional share interest is a capital asset in the hands of the stockholder.

      Although the ruling relating to the qualification of the separation of our business from Kimberly-Clark and distribution of our common stock to Kimberly-Clark stockholders as a tax-free transaction is generally binding on the Internal Revenue Service, the continuing validity of the ruling is subject to factual representations and assumptions. Under its current policy, the Internal Revenue Service will not issue a ruling that three key requirements for a tax-free Section 355 distribution are met. Specifically, the Internal Revenue Service will not rule that a distribution was effected for a valid business purpose, that the distribution does not constitute a device for the distribution of earnings and profits, or whether the distribution is part of a plan described in Section 355(e) of the Code, which is described below. Instead, Kimberly-Clark represented to the Internal Revenue Service that there is a valid business purpose for the distribution, the distribution is not being used as a device for the distribution of earnings and profits and that the distribution is not part of a plan described in Section 355(e) of the Code. If the factual representations and assumptions are incorrect or inaccurate in any material respect, the ruling could be retroactively revoked or modified by the Internal Revenue Service. Neither we nor Kimberly-Clark are aware of any facts or circumstances that would cause any of such representations and assumptions to be untrue or incomplete in any material respect.

      In connection with obtaining the ruling, Kimberly Clark expects to obtain an opinion from the law firm of Baker & McKenzie regarding legal conclusions supporting certain representations made to the Internal Revenue Service. An opinion of counsel is not binding on the Internal Revenue Service or the courts. Further, opinions of counsel are based on, among other things, current law and certain assumptions and representations as to factual matters made by Kimberly Clark, which if incorrect in certain material respects would jeopardize the conclusions reached by counsel in its opinion. Kimberly Clark and we are not currently aware of any facts or circumstances that would cause such assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by counsel in its opinion.

      If the distribution does not qualify as a tax-free transaction, Kimberly-Clark would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to Kimberly-Clark stockholders over Kimberly-Clark’s tax basis in our common stock. In addition, each stockholder who receives our common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, including any fractional share sold on behalf of the stockholder. Such stockholder would be taxed on the full value of our shares that he or she received (without reduction for any portion of his or her basis in Kimberly-Clark shares) as a dividend for U.S. federal income tax purposes and possibly for purposes of state and local tax law to the extent of his or her pro rata share of Kimberly-Clark’s current and accumulated earnings and profits (including Kimberly-Clark’s taxable gain on the distribution).

      Under current law, assuming certain holding period requirements are met, non-corporate United States taxpayers are subject to U.S. federal income tax on dividends at a maximum rate of 15 percent. Under current law, individual citizens or residents of the United States are subject to U.S. federal income tax on long-term capital gains (i.e., capital gains on assets held for more than one year) at a maximum rate of 15 percent.

      Even if the distribution otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, it may be disqualified as tax-free to Kimberly-Clark under Section 355(e) of the Code, if 50 percent or more of Kimberly-Clark’s stock or our stock is acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Kimberly-Clark’s stock within two years before the distribution, and any acquisitions or issuances of Kimberly-Clark’s stock or of our common stock within two years after the distribution, are presumed to be part of such a plan, although we or Kimberly-Clark may be able to rebut that presumption. We are not aware of any acquisitions or issuances of Kimberly-Clark’s stock within the two years before the distribution that must be taken into account for purposes of Section 355(e) of the Code. If an acquisition or issuance of our stock or Kimberly-Clark’s stock would cause Section 355(e) of the Code to apply, Kimberly-Clark would recognize taxable gain as described above, but the distribution would generally be tax-free to each Kimberly-Clark stockholder. Under the tax sharing agreement between Kimberly-Clark and us, we would be required to indemnify Kimberly-Clark against that taxable gain if it were triggered by an acquisition or issuance of our stock. See “Our Relationship with Kimberly-Clark after the Distribution — Tax Sharing Agreement” for a more detailed discussion of the tax sharing agreement between Kimberly-Clark and us. If we were to be required to indemnify Kimberly-Clark for taxes incurred as a result of the distribution being taxable, it would have a material adverse effect on our financial condition and results of operations.

      Current U.S. Treasury regulations require each Kimberly-Clark stockholder who receives shares of our common stock in the distribution to attach to his or her U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Kimberly-Clark will provide its stockholders who receive our common stock pursuant to the distribution with the information necessary to comply with such requirement.

Market for Our Common Stock

      There is no existing market for our common stock. Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “NP.” We also expect that a “when-issued” trading market for our common stock will begin on or around the record date. The term “when-issued” means that shares can be traded prior to the time shares are actually available or issued. On the first trading day following the distribution date, “when-issued” trading in our common stock will end and “regular-way” will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a trade.

      We cannot predict the trading prices for our common stock before or after the distribution date. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

•	our financial results;

•	developments generally affecting the pulp and paper industry;

•	the performance of each of our three business segments;

•	our capital structure, including the amount of our indebtedness;

•	general economic, industry and market conditions;

•	the depth and liquidity of the market for our common stock;

•	fluctuations in currency exchange rates;

•	our dividend policy;

•	investor perceptions of our business and us; and

•	the impact of the factors referred to in “Risk Factors.”

      We have appointed EquiServe Trust Company, N.A. to serve as transfer agent and registrar for our common stock.

      Shares of our common stock distributed to Kimberly-Clark stockholders in the distribution will be freely transferable under the Securities Act of 1933, as amended, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us and may include certain of our officers, directors or principal stockholders. After we become a publicly traded company, securities held by our affiliates will be subject to the resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Distribution Conditions and Termination

      We expect that the distribution will be effective on the distribution date, November 30, 2004, provided that, among other things:

•	the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, and no stop order relating to our registration statement is in effect;

•	we and Kimberly-Clark have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution;

•	the tax ruling received from the Internal Revenue Service has not been revoked or modified in any material respect or Kimberly-Clark has received a favorable opinion from its tax advisor as to the tax-free nature of the distribution;

•	the New York Stock Exchange has approved our common stock for listing, subject to official notice of issuance;

•	Kimberly-Clark has completed the transfer of assets and liabilities as well as the permits, licenses and registrations relating to our business to us as described in this information statement; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the distribution agreement, is in effect.

      The fulfillment of the foregoing conditions will not create any obligation on Kimberly-Clark’s part to effect the distribution, and Kimberly-Clark’s Board of Directors has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. Kimberly-Clark’s Board of Directors may, in its sole discretion, also waive any of these conditions.

Reason for Furnishing this Information Statement

      This information statement is being furnished solely to provide information to stockholders of Kimberly-Clark who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our public disclosure obligations and practices.

Accounting Treatment

      The distribution will be accounted for by Kimberly-Clark on a historical cost basis, and no gain or loss will be recorded.

OUR RELATIONSHIP WITH KIMBERLY-CLARK

AFTER THE DISTRIBUTION

General

      Immediately prior to the distribution, we will be a wholly-owned subsidiary of Kimberly-Clark. After the distribution, Kimberly-Clark will not have any ownership interest in our common stock, and we will be an independent, publicly traded company.

      We will enter into certain agreements with Kimberly-Clark prior to the distribution to define our ongoing relationship after the distribution and to define responsibility for tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. We will enter into these agreements with Kimberly-Clark while we are still a wholly-owned subsidiary of Kimberly-Clark and certain terms of these agreements are not necessarily the same as could have been obtained from an independent third party.

      The following descriptions are summaries of the terms of the agreements we believe to be material. We encourage you to read, in their entirety, each of the agreements which are included as exhibits to the registration statement of which this information statement forms a part.

Distribution Agreement

      The distribution agreement will provide for, among other things, the principal corporate transactions required to effect the separation of our business from Kimberly-Clark, the distribution of our common stock to the holders of record of Kimberly-Clark common stock and certain other agreements governing our relationship with Kimberly-Clark after the distribution date.

      The Transfer. Pursuant to the distribution agreement, Kimberly-Clark will transfer, or cause its subsidiaries to transfer, to us or our subsidiaries the assets described under “Our Business and Properties.” These assets include:

•	the real estate, the mills and the manufacturing assets associated with our fine paper business in the U.S.;

•	the real estate, the mill and the manufacturing assets associated with our technical paper business in the U.S.; and

•	the real estate, the rights to harvest wood off certain timberlands, the mills and the manufacturing assets associated with our pulp business in Canada.

For a more complete description of the assets and properties to be held by us and our subsidiaries after the distribution, see “Our Business and Properties — Properties and Facilities.”

      The transfers will occur prior to the distribution of our common stock to Kimberly-Clark’s stockholders and will be made on an “as is, where is” basis without any representations or warranties, and we will bear the economic and legal risks of the transfer. We will generally assume and agree to perform and fulfill all of the liabilities arising out of the ownership or use of the transferred assets or the operation of the transferred business.

      The Distribution. Kimberly-Clark has reserved sole and absolute discretion to determine whether to proceed with the distribution of our common stock to Kimberly-Clark’s stockholders, the timing of the distribution and to alter any and all terms of the distribution at any time prior to the distribution date. The distribution is also subject to the satisfaction of certain conditions including those described in the section titled “The Distribution — Distribution Conditions and Termination.”

      Even if all of the conditions to the distribution are satisfied, Kimberly-Clark has the right to amend or terminate the distribution agreement and the related transactions at any time prior to the distribution date. Although Kimberly-Clark can waive any condition to the distribution, Kimberly-Clark’s Board of Directors currently has no intention to proceed with the distribution unless each condition is satisfied.

      Releases, Indemnification and Insurance Matters. The distribution agreement provides for a full and complete release and discharge of all liabilities existing or arising from or based on facts existing before the distribution date, between or among us or any of our affiliates, on the one hand, and Kimberly-Clark or any of its affiliates (other than us), on the other hand, except as set forth in the distribution agreement.

      In addition, the distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the liabilities of our business with us and financial responsibility for the obligations and liabilities of Kimberly-Clark’s retained businesses with Kimberly-Clark. Specifically, subject to certain exceptions set forth in the distribution agreement, we have agreed to assume liability for, and to indemnify and hold harmless Kimberly-Clark against, certain liabilities relating to our business and the distribution, including all liabilities relating to, arising out of or resulting from:

•	the transferred businesses, all transferred assets and assumed liabilities, regardless of when those were acquired or the liabilities arose, including any legal proceedings (whether pending or commenced in the future) relating to our business or products whether or not we are named as a party to the proceeding;

•	any breach by us of the distribution agreement or any of the related agreements;

•	the transferred businesses not being conducted in the ordinary course of business at any time after June 8, 2004 (the date on which the board of directors of Kimberly-Clark approved the distribution) through the distribution date because of actions taken or not taken by us or one of our employees or directors;

•	any use by us of the Kimberly-Clark name after the distribution date;

•	information supplied by us in the registration statement or this information statement that is false or misleading with respect to a material fact, or omits to state a material fact required to be stated in the registration statement or this information statement that is necessary to make the statements in the registration statement or this information statement not misleading; and

•	information supplied by us in the offering memorandum relating to our note offering that is false or misleading with respect to a material fact, or omits to state a material fact required to be stated in the offering memorandum that is necessary to make the statements therein not misleading.

      Kimberly-Clark has agreed to indemnify and hold harmless us, each of our affiliates and each of our respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the Kimberly-Clark business other than the contributed businesses, and any liability of Kimberly-Clark, other than our liabilities and liabilities associated with the transfer of the pulp and paper businesses;

•	the transferred businesses not being conducted in the ordinary course of business at any time after June 8, 2004 through the distribution date because of actions taken or not taken by it or one of its employees or directors;

•	any breach by Kimberly-Clark of the distribution agreement or any of the related agreements;

•	information supplied by Kimberly-Clark in the registration statement or this information statement that is false or misleading with respect to a material fact, or omits to state a material fact required to be stated in this registration statement or this information statement that is necessary to make the statements in the registration statement or this information statement not misleading; and

•	information supplied by Kimberly-Clark in the offering memorandum relating to our note offering that is false or misleading with respect to a material fact, or omits to state a material fact required to be stated in the offering memorandum that is necessary to make the statements therein not misleading.

      The distribution agreement also establishes procedures with respect to claims subject to indemnification and related matters.

      The distribution agreement will provide for the allocation of benefits between Kimberly-Clark and us under existing insurance policies after the distribution date for occurrences prior to the distribution date and sets forth procedures for the administration of insured claims.

      Termination. The distribution agreement may be terminated and the distribution may be modified or abandoned at any time prior to the distribution date in the sole discretion of Kimberly-Clark without our approval or the approval of Kimberly-Clark’s stockholders. In the event of a termination of the distribution agreement, no party shall have any liability of any kind to any other party or any other person. After the distribution date, the agreement may not be terminated except by an agreement in writing signed by both Kimberly-Clark and us.

      Expenses. Except as expressly set forth in the distribution agreement or in any related agreement, substantially all fees, costs and expenses incurred in connection with the distribution will be paid by Kimberly-Clark, and substantially all fees, costs and expenses incurred in connection with our obtaining financing will be paid by us.

      Dispute Resolution. The distribution agreement contains provisions that govern, except as otherwise provided in any related agreement, the resolution of disputes, controversies or claims that may arise between us and Kimberly-Clark. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Kimberly-Clark. If such efforts are not successful, either we or Kimberly-Clark may submit the dispute, controversy or claim to a court for resolution.

Pulp Supply Agreement

      We will enter into a pulp supply agreement with Kimberly-Clark pursuant to which we will agree to supply and Kimberly-Clark will agree to purchase northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp. Under the agreement, we must supply and Kimberly-Clark must purchase annually declining specified minimum tonnages of pulp. For each of 2005 and 2006, the minimum commitment for northern bleached softwood kraft pulp is 440,000 air dried metric tons; for 2007 the minimum commitment is 395,000 air dried metric tons and for 2008 and any subsequent years the minimum commitment is 345,000 air dried metric tons. The amounts of those minimum commitments represent 82%, 73% and 64%, respectively, of our total production of northern bleached softwood kraft pulp in 2003. The minimum commitment for northern bleached hardwood kraft pulp for 2005, 2006, 2007 and 2008 is 80,000, 60,000, 40,000 and 20,000 air dried metric tons, respectively. The amounts of those minimum commitments represent 53%, 40%, 26% and 13%, respectively, of our total production of northern bleached hardwood kraft pulp in 2003. The minimum commitments for the portion of 2004 following the distribution for northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp are 93,000 and 21,250 air dried metric tons, respectively, less any tonnage transferred to Kimberly-Clark during the fourth quarter of 2004 prior to the distribution date.

      Under the pulp supply agreement, the prices for northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp will be based on published industry index prices for the pulp (subject to minimum and maximum prices for northern bleached softwood kraft pulp shipped to North America prior to December 31, 2007), less agreed upon discounts. The commitments are structured as supply-or-pay and take-or-pay arrangements. Accordingly, if we do not supply the specified minimums, we must pay Kimberly-Clark for the shortfall based on the difference between the contract price and any higher price that Kimberly-Clark pays to purchase the pulp, plus ten percent of that difference. If Kimberly-Clark does not purchase the specified minimums, Kimberly-Clark must pay for the shortfall based on the difference between the contract price and any lower price we obtain for the pulp, plus ten percent of the difference. We will incur the cost of freight to delivery points specified in the agreement.

      Either party can elect a two-year phase-down period for the agreement, to begin no earlier than January 1, 2009, under which the minimum commitments for northern bleached softwood kraft pulp in the first and second years of the phase-down period would be 277,500 and 185,000 air dried metric tons, respectively. In addition, we have the right at any time to terminate our obligation to supply northern bleached hardwood kraft pulp upon three months notice to Kimberly-Clark. Either we or Kimberly-Clark may terminate the pulp supply agreement for certain events specified in the agreement, including a material breach of the agreement by the other party that is not cured after 30 days’ notice, insolvency or bankruptcy of the other party, or a fundamental change in the nature of the business of the other party that may substantially affect its ability to sell or to purchase or utilize pulp under the agreement. In addition, Kimberly-Clark may terminate the agreement if the ownership or control of us or any of our pulp production facilities becomes vested in or is made subject to the control or direction of, any direct competitor of Kimberly-Clark or any governmental or regulatory authority or any other third party, who in Kimberly-Clark’s reasonable judgment may not be able to reliably perform our obligations under the agreement. Kimberly-Clark may also terminate the agreement upon one year’s notice if, as a result of our forestry activities, continued use of our pulp by Kimberly-Clark does or, in Kimberly-Clark’s reasonable judgment is likely to, result in a substantial loss of sales of Kimberly-Clark’s products or to otherwise materially and adversely affect the reputation of Kimberly-Clark or its products. Kimberly-Clark may also terminate the agreement upon 180 days notice that our failure to comply with United States customs requirements jeopardizes Kimberly-Clark’s customs certification.

      We believe the terms reflected in the pulp supply agreement are comparable to those which Kimberly-Clark currently could obtain from an unaffiliated third party, considering the magnitude of Kimberly-Clark’s purchases, the term of the pulp supply agreement and the other terms reflected in the agreement.

      The terms of the purchases by Kimberly-Clark after the distribution will be significantly different than the terms under which pulp was transferred by us to Kimberly-Clark prior to the distribution. For a description of what our results of operations would have been if the new terms had been in place during periods prior to the distribution, see the unaudited pro forma condensed financial statements included elsewhere in this information statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Outlook.”

Corporate Services Agreement

      We will enter into a corporate services agreement with Kimberly-Clark pursuant to which Kimberly-Clark will provide a variety of administrative services for a period of time following the distribution. Kimberly-Clark will provide to us certain employee benefits administration and payroll, management information, transportation, environment and energy, patent and trademark, purchasing, treasury, accounting, tax and other services, as well as transitional office space for our research team. Each service will be made available to us on an as-needed basis through December 31, 2005, or such shorter or longer periods as may be provided in the corporate services agreement. The fees charged for the services will generally be based upon the costs of providing the services.

      We may terminate the provision of a particular service upon 30 days notice to Kimberly-Clark, except where longer notice periods are specified in the corporate services agreement. In addition, either we or Kimberly-Clark may terminate the corporate services agreement for cause or upon certain changes of ownership relating to the other party as set forth in the corporate services agreement.

      For a further description of the corporate services agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations.”

Employee Matters Agreement

      We will enter into an employee matters agreement with Kimberly-Clark which will provide for our respective obligations to employees and former employees who are or were associated with our business and for other employment and employee benefits matters.

      Pursuant to the employee matters agreement, we have agreed to employ or offer to employ all employees of Kimberly-Clark with employment duties principally related to our business on terms and conditions substantially similar to the current terms and conditions of their employment with Kimberly-Clark. We have agreed that, subject to applicable laws, labor agreements will be maintained with substantially the same terms and conditions that exist with Kimberly-Clark.

      We have also agreed to assume, and indemnify Kimberly-Clark against, certain liabilities related to employees of our business who are employed by us and certain former employees. We will either establish retirement plans substantially similar to the Kimberly-Clark retirement plans in which employees of our business participate or assume such Kimberly-Clark retirement plans. We will grant credit for service which was recognized under the Kimberly-Clark plans for all purposes under our plans. Subject to any adjustments required by applicable law, Kimberly-Clark has agreed to transfer the assets and liabilities of the Kimberly-Clark retirement plans attributable to transferring employees and certain former Canadian employees of our business to our plans.

      We will provide other postretirement benefits for the transferring employees and certain former employees of our business. We will also establish certain welfare plans to provide benefits for transferring employees and certain former employees of our business after the distribution date.

      In connection with the distribution, outstanding options held by transferring employees under Kimberly-Clark’s equity compensation plans (other than the Kimberly-Clark Corporation Global Stock Option Plan) will be converted into substitute options to purchase our common stock, or to the extent such options are exercisable they may instead, at the election of the option holder on or before the distribution date, remain exercisable in accordance with the terms of such plans as applicable to terminated employees.

Tax Sharing Agreement

      We will enter into a tax sharing agreement with Kimberly-Clark which will generally govern Kimberly-Clark’s and our respective rights, responsibilities and obligations after the distribution with respect to taxes attributable to our business, as well as any taxes incurred by Kimberly-Clark as a result of the failure of the distribution to qualify for tax-free treatment under Section 355 of the Code.

      General Taxes. Under the tax sharing agreement, Kimberly-Clark will generally be liable for all pre-distribution, and we will generally be liable for all post-distribution, U.S. federal income taxes, foreign taxes and certain state taxes attributable to our business. The tax sharing agreement sets forth rules for determining which taxes are attributable to pre-distribution and post-distribution periods and rules on the effect of subsequent adjustments to those taxes due to tax audits or examinations.

      Distribution-Related Taxes. Under the tax sharing agreement we will be liable for taxes incurred by Kimberly-Clark that arise as a result of our taking or failing to take, as the case may be, certain actions that result in the distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Code. We will also be liable for taxes incurred by Kimberly-Clark in connection with certain acquisitions or issuances of our stock, even if such acquisitions or issuances were to occur after the distribution, if such acquisitions or issuances result in the distribution failing to meet the requirements of a tax-free distribution pursuant to Section 355(e) of the Code.

      Administrative Matters. The tax sharing agreement will also set forth Kimberly-Clark’s and our respective obligations with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

DIVIDEND POLICY

      It is currently contemplated that following the distribution, we will initially pay a cash dividend on our common stock at a quarterly rate of $0.10 per share with respect to the three-month period ending February 28, 2005. The declaration and amount of future dividends, however, will be determined by our Board of Directors and will depend on our earnings after the distribution and any other factors that our Board believes are relevant.

FINANCING

      We expect that our borrowing arrangements will consist of $200 million of senior unsecured notes that will mature in 2014 and a four-year $150 million senior secured revolving credit facility that will be available for our working capital and other requirements after the distribution. The terms of those borrowing arrangements will require us and our subsidiaries to meet specified financial ratios and other financial and operating covenants which may, among other things, restrict our ability to incur additional debt or place liens on our assets, make specified payments and capital expenditures, enter into transactions with our affiliates, effect mergers or acquisitions, dispose of assets, liquidate, dissolve or wind up, or pay dividends in certain circumstances. We expect that the senior notes will accrue interest at a fixed rate and that the revolving credit facility will accrue interest at variable rates and all or a portion of those interest payments may be subject to interest rate swap arrangements. Borrowings under our borrowing arrangements may be refinanced, in whole or in part, through a private or public offering of debt after the distribution.

      We expect that immediately after the distribution our total long-term borrowings will be $225 million. The net proceeds of those borrowings will be used by us to make a payment of approximately $215 million to a Kimberly-Clark subsidiary immediately prior to the distribution. In addition to the $25 million initial draw under our revolving credit facility that we will use to partially fund this payment, we expect that we may need to draw approximately $5 million to $10 million under our revolving credit facility at or shortly after the completion of the distribution to provide cash on hand to fund the day-to-day operation of our business.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004 on a historical basis and a pro forma basis to give effect to the distribution and transactions related to the distribution. You should read this table together with “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and pro forma condensed financial statements and the notes to those statements included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical financial statements, see “Unaudited Pro Forma Condensed Financial Statements.”

	As of September 30,
	2004

	Historical	Pro Forma

	(Millions of dollars)
	(Unaudited)
Liabilities:
Total long-term debt	$—	$225.0

Shareholder’s equity:
Common stock, par value $0.01 per share	$—	$0.1
Additional paid-in capital	—	79.7
Kimberly-Clark’s net investment	430.8	—
Accumulated other comprehensive income	3.3	3.3

Total shareholder’s equity	$434.1	$83.1

      The pro forma amounts of common stock and additional paid-in capital reflect the elimination of Kimberly-Clark’s net investment and the issuance of an estimated 14.7 million shares of our common stock, par value $0.01 per share, based on the ratio of one share of our common stock for every 33 shares of Kimberly-Clark common stock outstanding.

      In addition, the pro forma additional paid-in capital reflects the adjustments described in the following two paragraphs.

      The pro forma total long-term debt of $225 million represents expected borrowings at the time of the distribution, the net proceeds of which will be used by us to make a payment to a Kimberly-Clark subsidiary of approximately $215 million. For a description of the borrowing arrangements that we will enter into prior to the distribution, see “Financing.”

      The pro forma amount of additional paid-in capital reflects a charge to establish a deferred tax liability of approximately $64 million related to a difference between the tax bases of the Canadian assets and their carrying amounts arising in connection with the transfer of the Canadian pulp operations from Kimberly-Clark to us. It also reflects the effect of a writedown of the carrying amount of our consolidated assets following the distribution as a result of an anticipated pre-tax, non-cash impairment charge of approximately $110 million. The expected deferred income tax benefit of this charge is $38 million. This estimated writedown is based on a preliminary asset impairment test on our Terrace Bay facility performed under the guidance of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For a more complete discussion of the preliminary asset impairment test, see “Unaudited Pro Forma Condensed Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Outlook — Terrace Bay Impairment Charge.”

      Our ability to issue additional stock will be constrained because such an issuance of additional stock may cause the distribution to be taxable to Kimberly-Clark under Section 355(e) of the Code, and under the tax sharing agreement we would be required to indemnify Kimberly-Clark against that tax. See “The Distribution — Important Federal Income Tax Consequences” for a more detailed discussion of Section 355(e).

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

      The unaudited pro forma condensed financial statements reported below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the notes thereto included elsewhere in this information statement. The following unaudited pro forma condensed financial statements have been prepared giving effect to the distribution as of September 30, 2004 for the unaudited pro forma condensed balance sheet and as of January 1, 2003, for the unaudited pro forma condensed statements of operations, and include adjustments relating to our new pulp supply agreement with Kimberly-Clark, an expected writedown relating to our Terrace Bay, Ontario pulp manufacturing facility, and our expected long-term debt at the time of distribution.

      The unaudited pro forma condensed balance sheet and statements of operations included in this information statement have been derived from the combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. Kimberly-Clark did not account for us as, and we were not operated as, a separate, stand-alone entity for the periods presented.

      Due to regulations governing the preparation of pro forma condensed financial statements, our pro forma condensed financial statements do not reflect certain ongoing annual incremental expenses associated with being a separate, independent company for the periods presented. These expenses include marketing, research and development and general expenses related primarily to reduced economies of scale as a result of operating on a stand-alone basis. For a further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Outlook — Other Items.”

PULP AND PAPER BUSINESS

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2004
(Millions of dollars except per share amounts)

	Historical	Adjustments		Pro Forma

Net sales	$558.5	$(21.4	)(A)	$537.1
Cost of products sold	457.1	—		457.1

Gross profit	101.4	(21.4)		80.0
Marketing, research and general expenses	29.7	—		29.7
Other (income) and expense — net	2.3	—		2.3
Interest expense	—	13.7	(F)	13.7

Income before income taxes	69.4	(35.1)		34.3
Provision (benefit) for income taxes	26.1	(13.2	)(G)	12.9

Net income	$43.3	$(21.9)		$21.4

Pro forma earnings per share(B):
Basic				$1.45
Diluted				$1.43

See Accompanying Notes to Unaudited Pro Forma Condensed Financial Statements.

PULP AND PAPER BUSINESS

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003
(Millions of dollars except per share amounts)

	Historical	Adjustments		Pro Forma

Net sales	$665.8	$(24.5	)(A)	$641.3
Cost of products sold	557.9	—		557.9

Gross profit	107.9	(24.5)		83.4
Marketing, research and general expenses	34.6	—		34.6
Other (income) and expense — net	10.0	—		10.0
Interest expense	—	18.3	(F)	18.3

Income before income taxes	63.3	(42.8)		20.5
Provision (benefit) for income taxes	24.4	(16.0	)(G)	8.4

Net income	$38.9	$(26.8)		$12.1

Pro forma earnings per share(B):
Basic				$0.82
Diluted				$0.81

See Accompanying Notes to Unaudited Pro Forma Condensed Financial Statements.

PULP AND PAPER BUSINESS

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

As of September 30, 2004
(Millions of dollars)

	Historical	Adjustments		Pro Forma

Assets:
Cash and cash equivalents	$—	$—		$—
Accounts receivable, net	87.9	—		87.9
Inventories	87.5	—		87.5
Other current assets	4.6	—		4.6

Total current assets	180.0	—		180.0
Property, plant and equipment, net	359.1	(110.0	)(D)	249.1
Timberlands	5.0	—		5.0
Deferred income taxes	23.4	—		23.4
Other assets	32.2	10.0	(E)	42.2

Total assets	$599.7	$(100.0)		$499.7

Liabilities:
Total current liabilities	$75.3	$—		$75.3
Noncurrent employee benefits and other obligations	56.7	—		56.7
Long-term debt	—	225.0	(E)	225.0
Deferred income taxes	33.6	64.0	(C)	59.6
		(38.0	)(D)

Total liabilities	165.6	251.0		416.6

Shareholder’s equity:
Common stock, par value $0.01 per share	—	0.1	(H)	0.1
Additional paid-in capital	—	79.7	(H)	79.7
Kimberly-Clark’s net investment	430.8	(110.0	)(D)	—
		(64.0	)(C)
		38.0	(D)
		(215.0	)(E)
		(79.8	)(H)
Accumulated other comprehensive income	3.3	—		3.3

Total shareholder’s equity	434.1	(351.0)		83.1

Total liabilities and shareholder’s equity	$599.7	$(100.0)		$499.7

See Accompanying Notes to Unaudited Pro Forma Condensed Financial Statements.

PULP AND PAPER BUSINESS

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

      A. In connection with the distribution, we will enter into a pulp supply agreement with Kimberly-Clark pursuant to which we will agree to supply and Kimberly-Clark will agree to purchase northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp. For further detail with respect to the terms of the pulp supply agreement, see “Our Relationship with Kimberly-Clark after the Distribution — Pulp Supply Agreement.”

      Pro forma entry A adjusts the historical statements of operations of our business as if transfers of pulp to Kimberly-Clark prior to the distribution had been made under the prices reflected in the new pulp supply agreement.

      For further detail as to what our results of operations would have been if the new terms had been in place during periods prior to the distribution, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Outlook.”

      B. The computation of pro forma earnings per share and average shares outstanding for the periods presented are based upon the anticipated number of common shares outstanding upon completion of the distribution. These amounts are based on the distribution ratio of one share of our common stock for every 33 shares of Kimberly-Clark common stock outstanding.

      The computation of pro forma diluted earnings per share assumes the outstanding vested and unvested Kimberly-Clark options held by our employees will be converted into options to acquire our common stock.

      C. In connection with the transfer of the Canadian pulp operations from Kimberly-Clark to us, a difference between the tax bases of the Canadian assets and their carrying amounts will arise on the distribution date. Entry C records a net deferred tax liability of approximately $64 million related to the bases differences.

      D. Based on a preliminary asset impairment test on our Terrace Bay, Ontario pulp manufacturing facility performed under the guidance of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we believe that the carrying amount of that facility will not be recoverable from future estimated cash flows. Accordingly, immediately following the distribution, we expect to write down the carrying amount of our consolidated assets by recording a pre-tax, non-cash impairment charge of approximately $110 million. The expected deferred income tax benefit of this charge is approximately $38 million. Pro forma entry D records the expected reduction in the carrying amount of our property, plant and equipment, the expected reduction in our deferred income taxes and the net reduction in shareholder’s equity.

      The pro forma statement of operations does not reflect the expected impairment charge and the related deferred income tax benefit, nor does it reflect the anticipated reduction in future annual depreciation expense of approximately $10 million due to the writedown of the carrying amount of our Terrace Bay facility.

      We plan to update our preliminary impairment analysis as of the distribution date in preparation for recording the actual impairment charge. For a more complete discussion of the preliminary asset impairment test, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Outlook — Terrace Bay Impairment Charge.”

      E. In connection with the distribution, we expect to borrow $225 million through arrangements that we will enter into prior to the distribution, as described under “Financing.” In connection with the borrowings, we expect to incur debt issuance costs of approximately $10 million, which will be capitalized and amortized, and the net proceeds of approximately $215 million will be used to make a payment to a Kimberly-Clark subsidiary immediately prior to the distribution. Pro forma entry E records the effects of the borrowing and the payment to a Kimberly-Clark subsidiary.

      F. Pro forma entry F records the interest expense resulting from the long-term debt discussed in pro forma entry E. The interest rates are assumed to be 7.875 percent on $200 million of fixed-rate, senior unsecured notes and 3.25 percent on $25 million of the variable-rate senior secured revolving credit facility for both the nine months ended September 30, 2004 and the year ended December 31, 2003. Actual interest rates

PULP AND PAPER BUSINESS

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS — (Continued)

could vary from those assumed in pro forma entry F. An increase or (decrease) in actual interest rates of 12.5 basis points would (decrease) or increase pro forma interest expense by approximately $0.2 million for the nine months ended September 30, 2004 and approximately $0.3 million for the year ended December 31, 2003.

      G. This pro forma adjustment records the tax effect of pro forma entries A and F using the applicable U.S. and Canadian statutory federal, state and provincial income tax rates. The blended statutory rates were 37.4% for the year ended December 31, 2003 and 37.6% for the nine months ended September 30, 2004.

      H. This pro forma adjustment eliminates Kimberly-Clark’s net investment and reflects the issuance of an estimated 14.7 million shares of our common stock, par value $0.01 per share, based on the distribution ratio of one share of our common stock for every 33 shares of Kimberly-Clark common stock outstanding.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

      The historical financial and other data have been prepared on a combined basis from Kimberly-Clark’s consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Kimberly-Clark’s businesses and give effect to allocations of expenses from Kimberly-Clark. Our historical financial and other data will not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods shown.

      To understand how our historical results would have been different had we been separate from Kimberly-Clark during such periods, you should also read our unaudited pro forma condensed financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Outlook” contained elsewhere in this information statement.

      The following tables set forth our selected historical financial and other data prepared on a combined basis. These tables present our pulp and paper business as it has historically been operated by Kimberly-Clark. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and notes to those statements included elsewhere in this information statement. The statement of operations data for each of the years ended December 31, 2001, 2002 and 2003 and the statement of financial position data as of December 31, 2002 and 2003 set forth below are derived from our audited combined financial statements included elsewhere in this information statement. The statement of operations data for each of the nine-month periods ended September 30, 2003 and 2004 and the statement of financial position data as of September 30, 2004 set forth below are derived from our unaudited condensed combined financial statements included elsewhere in this information statement. The statement of operations data for each of the years ended December 31, 1999 and 2000 and the statement of financial position data as of December 31, 1999, 2000 and 2001 set forth below are derived from our unaudited combined financial statements not included in this information statement.

      All of the operations of our pulp and paper business are included in the consolidated income tax returns of Kimberly-Clark. Under the tax sharing agreement, Kimberly-Clark will indemnify us for all income tax liabilities and retain rights to all tax refunds relating to operations in the consolidated income tax returns for periods through the date of the distribution. Accordingly, the combined balance sheet does not include current or prior period income tax receivables or payables related to our operations, which file on a consolidated basis with Kimberly-Clark. For more information, see “Our Relationship with Kimberly-Clark after the Distribution — Tax Sharing Agreement.” The income tax provisions have been determined as if our business were a separate taxpayer.

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001(1)	2000	1999

	(Millions of dollars)
Statement of Operations Data:
Net sales	$558.5	$494.8	$665.8	$658.0	$701.2	$871.8	$781.5
Gross profit	101.4	76.1	107.9	131.6	142.8	298.8	204.7
Income before income taxes	69.4	41.2	63.3	99.3	110.1	270.1	155.0
Net income	43.3	24.7	38.9	62.3	74.6	169.1	89.9

		As of December 31,
	As of September 30,
	2004	2003	2002	2001	2000	1999

	(Millions of dollars)
Statement of Financial Position Data:
Working capital(2)	$104.7	$101.7	$98.4	$114.1	$138.8	$117.1
Timberlands	5.0	5.2	4.5	4.8	4.3	4.7
Property, plant and equipment — net	359.1	368.1	340.4	360.2	408.3	439.3
Total assets	599.7	592.0	540.3	602.0	679.7	709.6
Kimberly-Clark’s net investment	430.8	436.8	446.5	479.5	495.7	338.1

Other Data:

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Millions of dollars)
Capital spending	$13.5	$16.9	$24.4	$18.4	$29.1	$16.8	$34.8
Depreciation	27.1	25.8	35.3	34.3	38.9	40.4	44.9
Pension contributions(3)	12.4	11.3	16.2	8.6	4.4	4.4	7.4

(1)	Includes $26.8 million ($16.6 million after tax) of mill closure costs.

(2)	Working capital consists of all current assets and liabilities.

(3)	Amounts of cash contributed to pension trusts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis presents the factors that had a material effect on our results of operations during the nine-month periods ended September 30, 2003 and 2004 and the years ended December 31, 2001, 2002 and 2003. Also discussed is our financial position as of the end of those periods. You should read this discussion in conjunction with our historical combined financial statements and the notes to those combined statements and the unaudited pro forma condensed financial statements and the notes to those pro forma financial statements included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Introduction

      As more fully described in the “Business Outlook” section of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, the results of operations of our business after the distribution will be significantly different than the results of operations of our business prior to the distribution. This difference results from, among other things, the prices at which we will sell pulp to Kimberly-Clark after the distribution, which will be significantly different than the prices reflected in transfers of pulp to other Kimberly-Clark operations prior to the distribution. To understand how the terms of our planned pulp supply agreement with Kimberly-Clark would have affected these historical results, you should see the “Business Outlook” section and the unaudited pro forma condensed financial statements included elsewhere in this information statement.

      Following the distribution, we expect to incur an estimated pre-tax, non-cash impairment charge of $110 million attributable to our Terrace Bay mill. To understand the reasons for the charge and the assumptions on which this charge was estimated, see the “Business Outlook” section.

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to provide investors with an understanding of the historical performance of our business, its financial condition and its prospects. We will discuss and provide our analysis of the following:

•	Overview of Business;

•	Business Segments;

•	Separation from Kimberly-Clark;

•	Results of Operations and Related Information;

•	Liquidity and Capital Resources;

•	Foreign Currency Sensitivity Analysis;

•	Critical Accounting Policies and Use of Estimates;

•	Legal Matters; and

•	Business Outlook.

Overview of Business

      We are a pulp and paper company that manufactures and distributes a range of premium and specialty paper grades and more than 700,000 metric tons of bleached kraft pulp per year. We have leading positions in many of our markets, about 2,100 employees and rights to harvest wood from approximately one million acres of owned land and non-exclusive rights to harvest wood from approximately 4.8 million acres of other Canadian timberlands. We have three primary operations: our fine paper business, our technical paper business and our pulp business.

      In managing this diverse pulp and paper business, management believes that achieving and maintaining a leadership position for its fine paper and technical paper businesses, responding effectively to competitive challenges, employing capital optimally, controlling costs and managing currency and commodity risks are important to the long-term success of the business. The pulp cycle and general economic conditions also impact our results. In this discussion and analysis, we will refer to these factors.

•	Market Leadership. Achieving and maintaining leadership for our fine paper and technical paper businesses have been an important part of our past performance. We have long been recognized as a leading manufacturer of world-class premium writing, text and cover papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Maintaining our leadership is important to our results, particularly in light of the competitive environment in which we operate.

•	Competitive Environment. Our past results have been and future prospects will be significantly affected by the competitive environment in which we operate. We experience intense competition for sales of our principal products in our major markets. Our paper business competes directly with well-known competitors, some of which are larger and more diversified in most of our markets. In our pulp business, we have experienced, and will continue to experience, intense competition from suppliers of softwood pulps and southern hemisphere suppliers of hardwood pulps. We expect our competitors to continue to be aggressive in the future.

•	Cost Control. To improve and maintain our competitive position, we must control our raw material, manufacturing, distribution and other costs. Our investments in capital improvements are intended to achieve cost savings and improvements in productivity.

•	Cyclical Nature of the Pulp Industry. Revenues in the pulp industry and our pulp business tend to be cyclical, with periods of shortage and rapidly rising market prices, leading to increased production and increased industry investment until supply exceeds demand. Those periods are then typically followed by periods of reduced market prices and excess and idled capacity until the cycle is repeated.

•	General Economic Conditions. The markets for all of our products are affected to a significant degree by general economic conditions. Downturns and improvements in the U.S. economy or in our export markets affect the demand for our products.

•	Foreign Currency and Commodity Risk. Sales of pulp by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp operations. However, we are exposed to changes in foreign currency exchange rates because most of the costs relating to our pulp business are incurred in Canadian dollars. These risks could have a material impact on our results of operations if not effectively managed. The following charts illustrate changes in currency and pulp prices that occurred during the periods covered by this Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Business Segments

      Our fine paper business has long been recognized as a leading manufacturer of world-class premium writing, text, cover and specialty papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Our fine paper business markets some of the most recognized and preferred papers in North America, with distinguished brands including CLASSIC, CLASSIC CREST, ENVIRONMENT, NEENAH and UV/ ULTRA II. In 2003, our fine paper business had revenues of approximately $200 million. The business employs approximately 520 people and has manufacturing facilities in Neenah and Whiting, Wisconsin. Kimberly-Clark acquired the fine paper business in 1956.

      Our technical paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses, including tapes, labels, abrasives, medical packaging and heat transfer papers. With customers in 41 countries, it also is a global supplier of materials used to create customer-specific components for original equipment manufacturers’ products, furniture, book covers and other markets. In 2003, our technical paper business had revenues of approximately $120 million. The business employs approximately 350 people and has a manufacturing facility in Munising, Michigan. Kimberly-Clark acquired the technical paper business in 1952.

      Our pulp business consists of mills in Pictou, Nova Scotia and Terrace Bay, Ontario, together with related timberlands. In 2003, our pulp business had revenues of approximately $365 million. The Pictou mill began production in 1967 and is comprised of a single-line pulp facility, as well as timberlands encompassing approximately one million acres of owned and 200,000 acres of licensed or managed land in Nova Scotia. The operation primarily produces softwood pulp. In 2003, the Pictou mill produced approximately 250,000 metric tons of bleached kraft pulp, over 90 percent of which was used to make Kimberly-Clark products, of which less than one percent was used to make our fine paper and technical paper products. The Pictou operation employs approximately 350 people and is located near three ocean ports — Pictou, Mulgrave and Sheet Harbour, Nova Scotia — and a container port in Halifax, Nova Scotia from which it supplies pulp to North America and Europe. Kimberly-Clark acquired this business in 1995 as a result of its merger with Scott Paper Company.

      The Terrace Bay mill began production in 1948, supplying pulp to both the U.S. and Canada. Built by Kimberly-Clark, the Terrace Bay mill is comprised of a dual-line pulp mill and a timberlands operation, and currently manufactures both softwood and hardwood pulp. Terrace Bay holds non-exclusive rights under a sustainable forest license to harvest wood off approximately 4.6 million acres of land owned by the Province of Ontario. In 2003, the Terrace Bay mill produced approximately 450,000 metric tons of pulp, over 90 percent of which was used to make Kimberly-Clark products, of which approximately 12 percent was used to make our fine paper and technical paper products. The Terrace Bay operation employs approximately 900 people and the mill is located on the north shore of Lake Superior in Ontario.

Separation from Kimberly-Clark

      Neenah Paper, Inc. was incorporated under the laws of the State of Delaware in April 2004, as a wholly-owned subsidiary of Kimberly-Clark. We will have no material assets or activities until the transfer to us by Kimberly-Clark of the businesses described in this information statement, which is expected to occur immediately prior to the distribution. Prior to the distribution, Kimberly-Clark has conducted such businesses through various divisions and subsidiaries. Following the distribution, we will be an independent public company, and Kimberly-Clark will have no continuing ownership interest in us.

      Prior to the distribution, we will enter into several agreements with Kimberly-Clark in connection with the separation of our business from Kimberly-Clark’s businesses. These agreements include a distribution agreement, a pulp supply agreement, a corporate services agreement, an employee matters agreement and a tax sharing agreement. The distribution agreement will provide for the transfer to us of the assets relating to Kimberly-Clark’s Canadian pulp business and its fine paper and technical paper business in the United States, and the assumption by us of the liabilities relating to these businesses. The pulp supply agreement will support our transition from a captive pulp producer to a market supplier of pulp. The corporate services agreement will facilitate an orderly transition from being a part of a larger company to a stand-alone company. The employee matters agreement will allocate responsibilities relating to employee compensation and benefit plans and programs and other related matters. The tax sharing agreement will govern tax obligations arising out of our business both before and after the distribution.

      For a more complete description of these agreements and other matters relating to our separation, see “Relationship Between Kimberly-Clark and Our Company After the Distribution.”

Results of Operations and Related Information

      In this section, we discuss and analyze our net sales, income before income taxes (which we refer to as “pre-tax income” in this management’s discussion and analysis) and other information relevant to an understanding of our results of operations for the nine-month periods ended September 30, 2004 and 2003 and for the full years ended December 31, 2003, 2002 and 2001.

Analysis of Net Sales — Nine Months Ended September 30, 2004 and 2003 and Years Ended December 31, 2003, 2002 and 2001

      The following table presents net sales by segment, expressed as a percentage of total net sales before intersegment eliminations:

	Nine Months
	Ended		Year Ended
	September 30,		December 31,

	2004	2003	2003	2002	2001

Fine paper	27%	30%	29%	32%	32%
Technical paper	18	18	18	18	19
Pulp	55	52	53	50	49

Total	100%	100%	100%	100%	100%

      The following table presents our net sales by segment for the periods indicated:

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Millions of dollars)
Fine paper	$158.9	$153.2	$202.3	$216.6	$228.8
Technical paper	101.7	91.1	121.6	120.7	137.9
Pulp	317.7	269.5	366.5	342.0	359.3
Eliminations	(19.8)	(19.0)	(24.6)	(21.3)	(24.8)

Total	$558.5	$494.8	$665.8	$658.0	$701.2

Commentary:

Nine Months Ended September 30, 2004 versus 2003

	Percent Change in Net Sales Versus Prior Period

		Change Due to
	Total
	Change	Volume	Net Price	Product Mix

Combined	13	5	9	(1)
Fine paper	4	5	1	(2)
Technical paper	12	13	1	(2)
Pulp(a)	18	3	15	—

(a)	Sales of pulp by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp operations.

      Total net sales for the nine-month period ended September 30, 2004 increased $63.7 million, or 12.9 percent, compared with the corresponding period in 2003.

•	Our fine paper business net sales increased $5.7 million, or 3.7 percent, due to unit volume growth of approximately 5 percent and higher net selling prices. Selling prices reflected the impact of a 3.5 percent price increase in May 2003 on selected grades, which was partially offset by increased sales price discounts. The less favorable product sales mix was due to unit growth in lower-priced, make-to-order products. Volumes were higher as a strengthening U.S. economy boosted market demand for fine papers.

•	Our technical paper business net sales increased $10.6 million, or 11.6 percent, on the strength of 13 percent higher unit sales volumes. The volume growth reflected higher market demand as the U.S. and world economy strengthened. Unit sales growth in lower-priced premask and tape products resulted in a less favorable product sales mix that partly offset the volume gain.

•	Our pulp business net sales increased $48.2 million, or 17.9 percent, due to approximately 15 percent higher selling prices and unit volume growth of approximately 3 percent. Market prices per air-dried metric ton for softwood and hardwood pulp increased approximately 17% and 4%, respectively, for the first nine months of 2004 compared to the same period of 2003. The higher prices in 2004, especially for softwood pulp, reflected increased global demand for these products.

Year 2003 versus 2002

	Percent Change in Net Sales Versus Prior Year

		Change Due to
	Total
	Change	Volume	Net Price	Product Mix

Combined	1	(5)	6	—
Fine paper	(7)	(6)	—	(1)
Technical paper	1	(2)	1	2
Pulp(a)	7	(5)	12	—

(a)	Sales of pulp by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp operations.

      Total net sales increased $7.8 million, or 1.2 percent, in 2003 compared with 2002.

•	Our fine paper business net sales decreased $14.3 million, or 6.6 percent, primarily due to 6 percent lower sales volumes. Weakness in the U.S. economy and trends toward increased use of lower-priced papers reduced demand for premium papers. Slightly higher net selling prices due to the previously mentioned May 2003 price increase were offset by additional discounts and a less favorable product mix, as sales volumes shifted to a higher proportion of lower-priced grades.

•	Our technical paper business net sales increased $0.9 million, or 0.7 percent. Unit sales volumes in total were flat while selling prices were slightly higher, following a 1.8 percent average price increase in the second quarter of 2003.

•	Our pulp business net sales increased $24.5 million, or 7.2 percent, primarily due to price increases. Average market prices for softwood and hardwood pulp increased 13 percent and 18 percent, respectively. These improvements were tempered by a 5 percent decline in volume primarily due to unusually high sales in 2002, as Kimberly-Clark increased consumption of hardwood pulp in order to reduce hardwood pulp inventory levels. Hardwood pulp inventories increased in 2001 as Kimberly-Clark substituted softwood pulp consumption for hardwood pulp and also due to reduced hardwood pulp sales to external customers.

Year 2002 versus 2001

	Percent Change in Net Sales Versus Prior Year

		Change Due to
	Total
	Change	Volume	Net Price	Product Mix

Combined	(6)	—	(6)	—
Fine paper	(5)	(4)	(1)	—
Technical paper	(13)	(12)	—	(1)
Pulp(a)	(5)	6	(11)	—

(a)	Sales of pulp by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp operations.

      Total net sales decreased $43.2 million, or 6.2 percent, in 2002 compared with 2001.

•	Our fine paper business net sales decreased $12.2 million, or 5.3 percent, primarily because of a 4 percent decline in volumes and also slightly lower selling prices. Generally weak domestic economic conditions, as discussed above, had a negative impact on market demand and sales volumes. Net selling prices decreased more than one percent because of higher price discounts in response to competitive price reductions.

•	Our technical paper business net sales decreased $17.2 million, or 12.5 percent, primarily due to lower sales volumes. This decline was due, in part, to the closure of a mill at East Ryegate, Vermont, in December of 2001 as well as lower sales of synthetic labels and synthetic specialties due to termination of a contract with a base material supplier who began direct sale of these products. Partly offsetting the above items were increased sales of other products, particularly tape and premask.

•	Our pulp business net sales decreased $17.3 million, or 4.8 percent, principally due to price declines of about 10 percent for both hardwood and softwood pulp. The effect of these price declines was partially offset by higher sales volumes at Terrace Bay. The additional sales resulted from the previously mentioned planned decrease in hardwood inventory levels in 2002.

      The following table sets forth line items from our combined statements of operations as a percentage of net sales for the periods indicated and is intended to provide a perspective of trends in our historical results:

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of products sold	81.8	84.6	83.8	80.0	79.6

Gross profit	18.2	15.4	16.2	20.0	20.4
Marketing, research and general expenses	5.3	5.3	5.2	5.1	5.3
Other (income) and expense — net	0.5	1.8	1.5	(0.2)	(0.6)

Income before income taxes	12.4	8.3	9.5	15.1	15.7
Net income	7.8%	5.0%	5.8%	9.5%	10.6%

Analysis of Pre-Tax Income — Nine Months Ended September 30, 2004 and 2003 and Years Ended December 31, 2003, 2002 and 2001

      The following table sets forth our pre-tax income (loss) by segment for the periods indicated:

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Millions of dollars)
Fine paper	$50.8	$47.1	$63.2	$77.2	$83.5
Technical paper	17.3	11.6	16.6	18.4	(18.0)
Pulp	4.2	(17.5)	(16.5)	3.7	44.6
Unallocated corporate costs	(2.9)	—	—	—	—

Total	$69.4	$41.2	$63.3	$99.3	$110.1

Commentary:

Nine Months Ended September 30, 2004 versus 2003

	Percent Change in Pre-Tax Income Versus Prior Period

		Change Due to

	Total					Fiber/
	Change	Volume		Net Price		Wood Cost	Currency		Other(a)

Combined	68	15		48		(14)	11		8	(c)
Fine paper	8	6		3		(4)	—		3
Technical paper	49	16		(1)		(15)	8		41
Pulp	(b )	(b	)	(b	)	(b )	(b	)	(b	)

(a)	Includes the effects of cost savings achieved, net of pension, energy and other costs.

(b)	Percentage changes from prior period have been omitted from this table for Pulp because percentage changes are not meaningful when there is pre-tax income in one period and a pre-tax loss in the other.

(c)	Includes unallocated corporate costs.

      Overall pre-tax income for the nine-month period ended September 30, 2004 increased $28.2 million, or 68.4 percent, compared with the corresponding period in 2003.

•	Our fine paper business pre-tax income increased $3.7 million, or 7.9 percent, due to the higher sales volumes, improved manufacturing operations and cost reduction programs, and the higher net selling prices. These factors more than offset increased costs for fiber and other materials and the less profitable product mix. Pre-tax income in 2003 included costs of $1.1 million associated with a workforce reduction of 79 employees.

•	Our technical paper business pre-tax income increased $5.7 million, or 49.1 percent, primarily from improved manufacturing operations, resulting from increased productivity and reduced waste, cost reduction programs and the higher sales volumes. These benefits were partially offset by increased costs for fiber and other materials and the less profitable product mix.

•	Our pulp business pre-tax results improved $21.7 million for the first nine months of 2004 compared to the same period of 2003. Most of the improvement was achieved at the Pictou mill, whose operations were profitable in 2004, despite a one-time unfavorable adjustment in 2004 related to a raw material supplier, compared to a loss in 2003. The improvement resulted from the significantly higher 2004 selling prices and lower operating costs than 2003 when turbine generator problems were encountered. Terrace Bay’s operations produced a smaller loss in 2004 compared to 2003, due to the significantly higher selling prices in 2004. Terrace Bay’s 2004 results were negatively impacted by higher costs related to the maintenance shutdown. In addition, year-to-date 2004 unfavorable changes in the Canadian dollar exchange rate relative to the U.S. dollar decreased pre-tax income for both Pictou and Terrace Bay, but to a lesser extent than the unfavorable changes in 2003.

•	The results of operations for the nine months ended September 30, 2004 included $2.9 million of unallocated general and administrative expenses and certain incremental start-up costs related to our becoming an independent public company. It is anticipated that the total of these costs through the date of the distribution will be approximately $6.1 million.

Year 2003 versus 2002

	Percent Change in Pre-Tax Income Versus Prior Year

		Change Due to

	Total				Fiber/
	Change	Volume	Net Price		Wood Cost	Currency		Other(a)

Combined	(36)	(8)	9		(10)	(12)		(15)
Fine paper	(18)	(8)	2		(4)	—		(8)
Technical paper	(10)	(4)	3		(4)	3		(8)
Pulp	(b )	(b )	(b	)	(b )	(b	)	(b )

(a)	Includes pension, energy and other costs, net of cost savings achieved.

(b)	Percentage changes from prior period have been omitted from this table for Pulp because percentage changes are not meaningful when there is pre-tax income in one period and a pre-tax loss in the other.

      Overall pre-tax income decreased $36.0 million, or 36.3 percent, in 2003 compared with 2002.

•	Our fine paper business pre-tax income declined $14.0 million primarily due to the lower sales volumes and higher manufacturing costs. Manufacturing costs increased due to higher costs for fiber, energy and other materials and higher pension expense, as well as lower efficiencies resulting from the volume declines. These increases were partly offset by cost reduction programs that reduced certain raw material costs and improved labor efficiencies, as well as lower spending for advertising and general expenses. In addition, 2003 included the previously mentioned charge of $1.1 million for the workforce reduction.

•	Our technical paper business pre-tax income decreased $1.8 million, as increased costs for fiber and manufacturing labor more than offset slightly higher selling prices. Included in 2002 was $1.3 million received as a settlement for the synthetic label and specialties contract that was terminated in 2001.

•	Our pulp business pre-tax income decreased $20.2 million and the business incurred a pre-tax loss of $16.5 million in 2003. Higher selling prices of 13 and 18 percent for softwood and hardwood pulp, respectively, were offset by increased manufacturing costs. These higher costs were a result of an average 12.0 percent weakening in the U.S. dollar relative to the Canadian dollar as well as higher wood and energy costs and lower mill efficiencies. Foreign currency transactional losses in 2003 were $10.5 million, versus a gain in 2002 of $0.2 million.

Year 2002 versus 2001

	Percent Change in Pre-Tax Income Versus Prior Year

		Change Due to

	Total			Fiber/
	Change	Volume	Net Price	Wood Cost	Currency	Other(a)

Combined	(10)	(2)	(32)	5	(4)	23
Fine paper	(7)	(5)	(4)	5	—	(3)
Technical paper	(b )	(b )	(b )	(b )	(b )	(b )
Pulp	(92)	3	(78)	2	(11)	(8)

(a)	Includes pension, energy and other costs, net of cost savings achieved.

(b)	Percentage changes from prior period have been omitted from this table for technical paper because percentage changes are not meaningful when there is pre-tax income in one period and a pre-tax loss in the other.

      Total pre-tax income decreased $10.8 million, or 9.8 percent, in 2002 compared with 2001.

•	Our fine paper business pre-tax income declined $6.3 million primarily due to the lower sales volumes and slightly lower average selling prices. Manufacturing costs reflected reductions in costs for fiber and energy that were largely offset by the effects of the lower volumes and higher pension costs.

•	Our technical paper business pre-tax income improved $36.4 million. In 2002, the business incurred remaining costs of $1.0 million for the shut down of its East Ryegate, Vermont mill compared with $26.8 million in 2001 at the time the shut down was announced. Pre-tax income in 2002 benefited approximately $6.0 million from significant productivity improvements and lower pulp costs. Also included in 2002 was the previously mentioned $1.3 million settlement.

•	Our pulp business pre-tax income decreased $40.9 million primarily due to an approximate 10 percent decline in selling prices for pulp. Exchange rates for the U.S. and Canadian dollar on average were relatively stable in both years. Manufacturing costs increased in 2002 as a result of increased maintenance spending at the Pictou mill and increased pension expense at both locations.

Additional Statement of Operations Commentary:

•	The effective tax rate was 38.5 percent, 37.3 percent and 32.2 percent, for the years 2003, 2002 and 2001, respectively, and 37.6 percent and 40.0 percent for the nine months ended September 30, 2004 and 2003, respectively. The increase in the rates beginning in 2002 was primarily due to the phase out of a Nova Scotia tax credit related to capital spending that ended in 2002 (see Note 8 to the Combined Financial Statements included elsewhere in this information statement for a reconciliation of the annual effective tax rates).

Liquidity and Capital Resources

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Millions of dollars)
Cash provided by operations	$62.0	$52.7	$73.6	$111.8	$145.2
Capital spending	13.5	16.9	24.4	18.4	29.1

Cash Flow Commentary

•	Cash provided by operations increased $9.3 million or 17.6 percent for the nine months ended September 30, 2004 compared to the same period of 2003. This increase was the result of significantly higher net income, partially offset by an increase in operating working capital, discussed below. Cash provided by operations decreased $38.2 million or 34.2 percent in 2003 compared with 2002 primarily due to lower net income. In 2002 versus 2001, cash provided by operations declined by $33.4 million, or 23.0 percent, also principally due to decreased net income.

•	Investments in working capital declined from $139 million at December 31, 2000 to $102 million at December 31, 2003 in conjunction with reductions in net sales during this time. As a percentage of net sales, year-end working capital ranged between 14.5 percent and 16.5 percent in all years. Investments in working capital were $105 million at September 30, 2004.

•	Future cash provided by operations will be impacted by sales of pulp to Kimberly-Clark at higher discounts than those used to price transfers of pulp to Kimberly-Clark operations in the past. See “Business Outlook” contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of how our historical results would have been different if the higher discounts had been in effect.

Contractual Obligations

      The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2003:

						Beyond
	2004	2005	2006	2007	2008	2008	Total

	(Millions of dollars)
Operating leases	$1.9	$1.7	$1.4	$0.7	$0.7	$7.1	$13.5
Unconditional purchase obligations	31.6	32.0	24.9	24.9	24.9	60.8	199.1
Open purchase orders	9.7	—	—	—	—	—	9.7

Total contractual obligations	$43.2	$33.7	$26.3	$25.6	$25.6	$67.9	$222.3

      The unconditional purchase obligations are for the purchase of raw materials, primarily wood chips, and utilities, principally electricity. Although the business is primarily liable for payments on the above operating leases and unconditional purchase obligations, based on historic operating performance and forecasted future cash flows, management believes the business’ exposure to losses, if any, under these arrangements is not material.

      The open purchase orders displayed in the table represent amounts the business anticipates will become payable within the next year for goods and services the business has negotiated for delivery.

      In 2004, we entered into two ten-year operating leases for our Alpharetta, Georgia headquarters and a Roswell, Georgia research and development facility. Anticipated payments under these leases are approximately $0.2 million in 2005 and between $0.6 million and $0.8 million per year in 2006 through 2014, for a total cost of about $6.6 million.

      We will enter into a corporate services agreement with Kimberly-Clark pursuant to which Kimberly-Clark will provide a variety of administrative services for a period of time following the distribution. Kimberly-Clark will provide to us certain employee benefits administration and payroll, management information, transportation, environment and energy, patent and trademark, purchasing, treasury, accounting, tax and other services, as well as transitional office space for our research team. Each service will be made available to us on an as-needed basis through December 31, 2005, or such shorter or longer periods as may be provided in the corporate services agreement. We estimate the fees charged for these services will be approximately $0.7 million and $7.5 million in the fourth quarter of 2004 and in the full year 2005, respectively.

Investing Commentary:

•	Capital spending in all years was below annual depreciation amounts of $35.3 million, $34.3 million and $38.9 million in 2003, 2002 and 2001, respectively. Over the three years ended December 31, 2003, approximately 50 percent of cumulative capital spending related to projects to maintain current levels of operations by replacing or maintaining existing equipment. An additional 40 percent of cumulative expenditures were for programs to enhance operating performance by increasing productivity or reducing operating costs.

•	We anticipate that total capital expenditures for 2005 and 2006 will be approximately twice what they have been on average for historical periods. We have planned capital expenditure programs for which we anticipate incurring approximately $24.8 million in 2004, approximately $49.9 million in 2005 and approximately $46.6 million in 2006. These amounts include approximately $1.3 million in 2004, approximately $13.0 million in 2005 and approximately $13.7 million in 2006 for planned capital expenditures relating to the protection of the environment.

Financing Commentary:

•	Prior to the distribution, our financing (net of cash transfers to Kimberly-Clark) was provided by Kimberly-Clark. After the distribution, financing is expected to come from cash generated from operations and long-term borrowing.

•	We anticipate entering into credit facilities prior to the distribution. See “Financing” for additional information regarding those anticipated credit facilities. We will incur significant interest expense obligations under those credit facilities.

•	In addition to the $25 million initial draw under our revolving credit facility to partially fund the payment to a Kimberly-Clark subsidiary in connection with the distribution, we expect that we may need to draw approximately $5 million to $10 million under our revolving credit facility at or shortly after the completion of the distribution to provide cash on hand to fund the day-to-day operation of our business.

      Management believes that the ability to generate cash from operations and our anticipated borrowing capacity under our revolving credit facility are adequate to fund working capital, capital spending and other cash needs in the foreseeable future. Our ability to generate adequate cash from operations in the future, however, will depend on, among other things, our ability to successfully implement our business strategies and cost cutting initiatives, and to manage the impact of changes in pulp prices and currencies. We can give no assurance that we will be able to successfully implement those strategies and cost cutting initiatives, or successfully manage our pulp pricing and currency exposures.

      Our ability to issue additional stock will be constrained because such an issuance of additional stock may cause the distribution to be taxable to Kimberly-Clark under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement, we would be required to indemnify Kimberly-Clark against that tax. See “The Distribution — Important Federal Income Tax Consequences” and “Risk Factors — Risks Related to the Spin-Off and Our Separation from Kimberly-Clark” for a more detailed discussion of Section 355(e).

Foreign Currency Sensitivity Analysis

      Currency transactional exposures are sensitive to changes in the exchange rate of the U.S. dollar against the Canadian dollar. We performed a sensitivity test to quantify the effects that possible changes in the exchange rate of the U.S. dollar would have on our pre-tax income based on the transactional exposure at December 31, 2003. The effect is calculated by multiplying our net monetary asset or liability position by a 10 percent change in the exchange rate of the Canadian dollar versus the U.S. dollar. The results of this sensitivity test are presented in the following paragraph.

      As of December 31, 2003, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the Canadian dollar involving balance sheet transactional exposure would have resulted in a net pre-tax loss of approximately $4.6 million. This hypothetical loss on transactional exposure is based on the difference between the December 31, 2003 exchange rate and the assumed exchange rate.

      The translation of the balance sheets of our Canadian operations from Canadian dollars into U.S. dollars also is sensitive to changes in the U.S.$/Canadian$ exchange rate. Consequently, we performed a sensitivity test to determine if changes in the exchange rate would have a significant effect on the translation of the balance sheets of our Canadian operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments, or UTA, within invested equity of the pulp and paper business. The hypothetical change in UTA is calculated by multiplying the net assets of our Canadian operations by a 10 percent change in the U.S.$/Canadian$ exchange rate. The results of this sensitivity test are presented in the following paragraph.

      As of December 31, 2003, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the Canadian dollar would have increased invested equity in the pulp and paper business by approximately $1.8 million. The hypothetical increase in UTA is based on the difference between the December 31, 2003 exchange rate and the assumed exchange rate.

Critical Accounting Policies and Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from these estimates, and changes in these estimates are recorded when known. The critical accounting policies used in the preparation of the combined financial statements are those that are important both to the presentation of financial condition and results of operations and require significant judgments with regard to estimates used. These critical judgments relate to useful lives for depreciation and amortization, future cash flows associated with impairment testing of long-lived assets, pension benefits, deferred income tax assets and contingencies.

Property and Depreciation

      Estimating the useful lives of property, plant and equipment requires the exercise of management judgment, and actual lives may differ from these estimates. Changes to these initial useful life estimates are made when appropriate.

Impairment

      Property, plant and equipment are tested for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amounts of such long-lived assets may not be recoverable from future net pre-tax cash flows. Impairment testing requires significant management judgment including estimating the future success of product lines, future sales volumes, growth rates for selling prices and costs, alternative uses for the assets and estimated proceeds from disposal of the assets. Impairment testing is conducted at the lowest level where cash flows can be measured and are independent of cash flows of other assets. An asset impairment would be indicated if the sum of the expected future net pre-

tax cash flows from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying amount. We determine fair value based on an expected present value technique in which multiple cash flow scenarios that reflect a range of possible outcomes and a risk free rate of interest are used to estimate fair value.

      The estimates and assumptions used in the impairment analysis are consistent with the business plans and estimates we use to manage our business operations. The use of different assumptions would increase or decrease the estimated fair value of the asset and would increase or decrease the impairment charge. Actual outcomes may differ from the estimates.

Pension Benefits

      Employees of our business participate in Kimberly-Clark’s defined benefit pension plans and defined contribution retirement plans, which cover substantially all regular employees. In connection with the distribution, Kimberly-Clark will retain the obligations for former employees of the U.S. paper operations.

      In connection with the distribution, and as set forth in the employee matters agreement, obligations related to former and active employees of the Canadian pulp operations and active employees of the U.S. paper operations will become our responsibility. A share of pension assets related to active employees of the U.S. paper operations will be transferred from Kimberly-Clark’s pension plan to a new pension plan to be established by us. This new plan will provide substantially similar benefits and will credit our employees for service earned with Kimberly-Clark. With respect to Canadian employees, we will assume the existing pension assets and obligations of the related Kimberly-Clark pension plans.

      Kimberly-Clark’s funding policy for the qualified defined benefit plans that will become our responsibility was to contribute assets to fully fund the accumulated benefit obligation. Subject to regulatory and tax deductibility limits, any funding shortfall was to be eliminated over a reasonable number of years. Nonqualified plans providing pension benefits in excess of limitations imposed by the taxing authorities were not funded.

      Combined pension expense (credit) for defined benefit pension plans in millions of dollars was $13.4, $4.2 and $(0.6) for the years ended December 31, 2003, 2002 and 2001, respectively, and $9.9 and $10.3 for the (unaudited) nine-month periods ended September 30, 2004 and 2003, respectively. Pension expense is calculated based upon a number of actuarial assumptions applied to each of the defined benefit plans. The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense in percents was 8.50, 9.31 and 9.31, for the years ended December 31, 2003, 2002 and 2001, respectively, and 8.50 and 8.50 for the (unaudited) nine-month periods ended September 30, 2004 and 2003, respectively, and will be 8.50 percent for the balance of 2004. The expected long-term rate of return on pension fund assets held by Kimberly-Clark pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. Also considered were the plans’ historical 10-year and 15-year compounded annual returns. Kimberly-Clark anticipated that on average the investment managers for each of the plans will generate annual long-term rates of return of at least 8.5 percent. Kimberly-Clark expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of about 70 percent with equity managers, with expected long-term rates of return of approximately 10 percent, and 30 percent with fixed income managers, with an expected long-term rate of return of about 6 percent. The actual asset allocation was regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate. Also, when deemed appropriate, hedging strategies were executed using index options and futures to limit the downside exposure of certain investments by trading off upside potential above an acceptable level. Such hedging strategies were executed in 2003, 2002 and 2001. No hedging instruments are currently in place. Following the distribution, we plan to follow a similar methodology for determining our long-term rate of return on pension assets and investment strategy and also plan to continue to evaluate our long-term rate of return assumptions at least annually and will adjust them as necessary.

      Pension expense was determined based on the fair value of assets rather than a calculated value that averages gains and losses (“Calculated Value”) over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of the assets and the actual return based on the fair value of assets. The variance between the actual and the expected gains and losses on pension assets is recognized in pension expense more rapidly than it would if a Calculated Value for plan assets was used. As of December 31, 2003, the plans for which we will assume responsibility had cumulative unrecognized investment losses and other actuarial losses of approximately $113.3 million. These unrecognized net losses may increase our future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, or (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate our pension obligations or (iii) other actuarial gains, including whether such accumulated actuarial losses at each measurement date exceed the “corridor” determined under SFAS 87, Employers’ Accounting for Pensions.

      The discount (or settlement) rate that is utilized for determining the present value of future pension obligations generally has been based in the U.S. on the yield reported for the long-term AA-rated corporate bond indexes, converted to an equivalent one-year compound basis. From time-to-time, and most recently at December 31, 2002, Kimberly-Clark validated this practice by assembling a hypothetical portfolio of high-quality debt. The weighted average discount in percents was 6.95, 7.05 and 7.08, for the years ended December 31, 2003, 2002 and 2001, respectively, and 6.20 and 6.95 for the (unaudited) nine-month periods ended September 30, 2004 and 2003, respectively.

      We estimate that our consolidated pension expense will approximate $13.4 million in 2004. This estimate reflects the effect of the actuarial losses and is based on an expected weighted-average long-term rate of return on assets in our plans of 8.50 percent, a weighted-average discount rate for our plans of 6.20 percent and various other assumptions. Pension expense beyond 2004 will depend on future investment performance, our contributions to the pension trusts, changes in discount rates and various other factors related to the covered employees in the plans.

      If the expected long-term rate of return on assets for our plans was lowered by 0.25 percent, our annual pension expense would increase by approximately $0.7 million. If the discount rate assumptions for these same plans were reduced by 0.25 percent, our annual pension expense would increase by approximately $1.1 million and our December 31, 2003 minimum pension liability would increase by about $8.9 million.

      After giving effect to the transactions that will occur in connection with the distribution, the fair value of the assets in our defined benefit plans increased from approximately $200 million at December 31, 2002 to about $275 million at December 31, 2003, primarily due to investment gains, currency exchange effects and plan contributions exceeding payments for pension benefits and plan expenses. Lower discount rates have caused the projected benefits obligations of the defined benefit plans to exceed the fair value of plan assets by approximately $53 million at December 31, 2003, compared with approximately $36 million at December 31, 2002. The fair value of plan assets exceeded the accumulated benefit obligation by about $0.2 million at the end of 2003. At the end of 2002, the fair value of the planned assets exceeded the accumulated benefit obligation by about $4.7 million. Kimberly-Clark contributed about $16.2 million to pension trusts related to plans for which we will assume responsibility in 2003 compared with $8.6 million in 2002. In addition, direct benefit payments of $0.1 million were made in both 2003 and in 2002. During the first nine months of 2004, $12.4 million of cash was contributed to the pension trusts related to the plans. Kimberly-Clark is expected to contribute an additional $2.5 million to the pension trusts during the fourth quarter of 2004. Following the distribution, we expect to make a cash contribution to the pension trusts of $1.3 million in 2004.

      The discount rate used for our pension obligation is identical to the discount rate used for our other postretirement obligation. The discount rates displayed for the two types of obligations may appear different due to the weighing used in the calculation of the two weighted-average discount rates.

Deferred Income Tax Assets

      As of December 31, 2003, we have recorded net deferred income tax assets totaling $22.8 million related to temporary differences, and we have established no valuation allowances against these deferred income tax assets. As of December 31, 2002, our net deferred income tax assets were $10.8 million. In determining the need for valuation allowances, we consider many factors, including the specific taxing jurisdiction, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance would be recognized if, based on the weight of available evidence, we conclude that it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

      Our operations have been included in the consolidated income tax returns of Kimberly-Clark. Kimberly-Clark will indemnify us for all income tax liabilities and retain rights to all tax refunds for periods through the date of the distribution. Accordingly, the combined balance sheet does not include current or prior period income tax receivables or payables related to our operations, which file on a consolidated basis with Kimberly-Clark. The income tax provisions have been determined as if we were a separate taxpayer.

Legal Matters

      A subsidiary of Kimberly-Clark is a co-defendant in a vehicle accident lawsuit pending in the Ontario (Canada) Superior Court of Justice since August 1998. The plaintiffs in this lawsuit include the driver of one of the vehicles involved in the accident and his passengers. The driver sustained severe injuries, including paralysis, as a result of the accident which occurred on a bush road located within the forest where the subsidiary conducts logging operations. The plaintiffs claim that Kimberly-Clark was responsible for maintaining the bush road on which the accident occurred. In particular, the plaintiffs claim that Kimberly-Clark should have cut the trees and other growth on the sides of the bush road and the alleged failure to do so caused or contributed to the cause of the accident. The plaintiffs are seeking significant money damages, plus costs and attorneys fees. Kimberly-Clark has denied liability and has raised numerous defenses in this lawsuit. Pursuant to the distribution agreement, we will indemnify Kimberly-Clark for liabilities and costs, including attorneys’ fees and other related costs of defense, arising out of this lawsuit, net of any insurance recovery by Kimberly-Clark.

      We are involved in certain other legal actions and claims arising in the ordinary course of business. While the outcome of those legal actions and claims cannot be predicted with certainty, we do not believe that they will have a material adverse effect on our financial condition, results of operations or liquidity.

Business Outlook

Separate Segment Reporting

      After the distribution, our fine paper, technical paper and pulp businesses will report their results as separate business segments.

Pulp Operations

      Transfers of Pulp within Kimberly-Clark prior to the Distribution. Historically, our pulp operations have been operated as a captive pulp producer for Kimberly-Clark’s tissue and other businesses. Prior to the distribution intra-company transfers of pulp by our business to Kimberly-Clark were made pursuant to an advance transfer pricing agreement negotiated among Kimberly-Clark and certain taxing authorities. Under the advance transfer pricing agreement, pulp was transferred to Kimberly-Clark at a transfer price equal to a published industry index price less a discount agreed to among Kimberly-Clark and the taxing authorities. Kimberly-Clark believes that those negotiated and agreed discounts reflected the then current market conditions for pulp without the existence of a long term, take or pay supply agreement.

      Sales of Pulp to Kimberly-Clark after the Distribution. Pulp sales to Kimberly-Clark following the distribution will be made pursuant to a new pulp supply agreement. The prices at which we will sell pulp to Kimberly-Clark under the new pulp supply agreement will be based on published industry index prices (subject to minimum and maximum prices for northern bleached softwood kraft pulp shipped to North America prior to December 31, 2007) less agreed discounts. Those discounts will be substantially higher than the discounts contained in the advance transfer pricing agreement. For a description of the terms of the new pulp supply agreement, see “Our Relationship with Kimberly-Clark after the Distribution — Pulp Supply

Agreement.” We believe that the discounts and the other terms reflected in the new pulp supply agreement are comparable to those which Kimberly-Clark currently could obtain from an unaffiliated third party, considering the magnitude of Kimberly-Clark’s purchases, the term of the pulp supply agreement and the other terms reflected in the agreement.

      If the new pulp supply agreement had been in place for the years ended December 31, 2003, 2002 and 2001 and the nine-month periods ended September 30, 2004 and 2003, our historical combined net sales, gross profit and pre-tax income would have declined as shown below:

	Net Sales			Gross Profit			Pre-Tax Income

		New Pulp			New Pulp			New Pulp
	Historical	Agreement	Decrease	Historical	Agreement	Decrease	Historical	Agreement	Decrease

	(Millions of dollars)
Year
2003	$665.8	$641.3	$24.5	$107.9	$83.4	$24.5	$63.3	$38.8	$24.5
2002	658.0	640.5	17.5	131.6	114.1	17.5	99.3	81.8	17.5
2001	701.2	682.0	19.2	142.8	123.6	19.2	110.1	90.9	19.2
Nine Months Ended September 30,
2004	558.5	537.1	21.4	101.4	80.0	21.4	69.4	48.0	21.4
2003	494.8	475.9	18.9	76.1	57.2	18.9	41.2	22.3	18.9

      If the new pulp supply agreement had been in place for the years ended December 31, 2003, 2002 and 2001 and the nine-month periods ended September 30, 2004 and 2003, the historical net sales, gross profit (loss) and pre-tax income (loss) of our pulp business would either have decreased, or, in the case of pre-tax losses, increased, as shown below:

	Net Sales			Gross Profit (Loss)			Pre-Tax Income (Loss)

									Decrease
									in Income/
		New Pulp			New Pulp			New Pulp	Increase
	Historical	Agreement	Decrease	Historical	Agreement	Decrease	Historical	Agreement	in Loss

	(Millions of dollars)
Year
2003	$366.5	$342.0	$24.5	$3.4	$(21.1)	$24.5	$(16.5)	$(41.0)	$24.5
2002	342.0	324.5	17.5	10.8	(6.7)	17.5	3.7	(13.8)	17.5
2001	359.3	340.1	19.2	46.7	27.5	19.2	44.6	25.4	19.2
Nine Months Ended September 30,
2004	317.7	296.3	21.4	12.7	(8.7)	21.4	4.2	(17.2)	21.4
2003	269.5	250.6	18.9	(1.7)	(20.6)	18.9	(17.5)	(36.4)	18.9

Terrace Bay Impairment Charge

      Our Terrace Bay, Ontario pulp manufacturing facility experienced operating losses of $4.1 million in 2002 and $13.9 million in 2003. Based on our internal forecasts, following the distribution, we anticipate that our Terrace Bay pulp manufacturing facility will be unprofitable in 2004, profitable in 2005 and will incur operating losses in 2006 and 2007 that, on average, will exceed those of 2002 and 2003, before the effects of any impairment charge. The principal causes of our projected losses are:

•	anticipated lower market prices for pulp in the second half of 2005 and forward as a result of an expected downturn in the pulp cycle;

•	prices for pulp sold to Kimberly-Clark under the new pulp supply agreement, which will be at substantially higher discounts than those at which pulp was transferred to Kimberly-Clark prior to the distribution;

•	anticipated unfavorable changes in the exchange rate of the Canadian dollar relative to the U.S. dollar; and

•	continued high operating costs at this facility.

      Because projected extended periods of operating losses are indicators of impairment under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we performed a preliminary asset impairment test on the facility under the guidance of SFAS 144, which indicated that the carrying amount of our Terrace Bay facility will not be recoverable from estimated future cash flows. Accordingly, immediately following the distribution, we expect to write down the carrying amount of our consolidated assets by recording a pre-tax, non-cash impairment charge of approximately $110 million. A deferred tax benefit of approximately $38 million is expected to be recorded as a result of the impairment charge, resulting in a net after-tax charge of approximately $72 million. This charge will result in a net loss in the quarter immediately following the distribution, and the carrying amount of our consolidated assets will be reduced accordingly.

      In determining the preliminary impairment charge, we estimated the fair value of our Terrace Bay facility based on probability-weighted pre-tax cash flows from operating the facility, discounted at a risk-free interest rate. The significant assumptions used to determine fair value of the facility included our long-term projections of the market price of pulp, the projected cost structure of the facility and the long-term relationship of the Canadian dollar and the U.S. dollar. We considered our plans to improve our cost structure at Terrace Bay, primarily through future capital projects and a plan for a cogeneration arrangement that would lower the cost of electricity, when determining the fair value of our Terrace Bay facility used to calculate the preliminary impairment charge.

      We plan to update our preliminary impairment analysis as of the distribution date in preparation for recording the actual impairment charge. Consequently, the actual impairment charge to be recorded after the distribution may be higher or lower than our preliminary estimate as assumptions are updated to reflect market conditions and other information known at the time of the distribution. In addition, our estimate of fair value of the Terrace Bay facility reflects assumed improvements to the facility’s cost structure as discussed above. If we are unable to achieve these assumed improvements, there could be further impairment charges related to the Terrace Bay facility in the future.

      Kimberly-Clark’s management also has performed an impairment test of the Terrace Bay facility under the guidance of SFAS 144. The purpose of that analysis was to determine if the Terrace Bay facility is impaired when held by Kimberly-Clark prior to the distribution. As operated by Kimberly-Clark, the Terrace Bay facility supplied more than 90 percent of the pulp it produced to other Kimberly-Clark businesses where it was used to produce tissue and other products. Kimberly-Clark’s management has concluded that the facility is not impaired prior to the distribution because, as used by Kimberly-Clark, it is an integrated part of Kimberly-Clark’s tissue and other businesses and the estimated undiscounted future cash flows of the businesses consuming such pulp are sufficient to recover the carrying amounts of their long-lived assets, including the Terrace Bay facility.

      At the distribution date, Kimberly-Clark’s management also will perform an impairment analysis of our total enterprise, the equity ownership of which is planned to be distributed to Kimberly-Clark stockholders as discussed in greater detail elsewhere in this information statement. Kimberly-Clark’s management expects that the fair value of our total enterprise will exceed its book value at the date of the distribution. Accordingly, Kimberly-Clark does not expect to record an impairment charge at the distribution date.

Other Items

      As noted above, the results of operations for the nine months ended September 30, 2004 included $2.9 million of unallocated general and administrative expenses and certain incremental start-up costs related to our becoming an independent public company. It is anticipated that approximately $3.2 million of such additional expenses will be incurred during the fourth quarter of 2004.

      As noted elsewhere in this information statement, our historical results will not be indicative of our future performance, nor do they reflect what our financial position and results of operations would have been had we operated as a separate, independent company during the periods presented. Among other things, our management anticipates that beginning in 2005 we will incur ongoing full-year incremental marketing, research and development and general expenses of approximately $14 million related primarily to reduced economies of scale as a result of operating on a stand-alone basis. These anticipated costs are not reflected in our pro forma financial data included elsewhere in this information statement.

OUR BUSINESS AND PROPERTIES

Overview

      We are a pulp and paper company that manufactures and distributes a range of premium and specialty paper grades and more than 700,000 metric tons of bleached kraft pulp per year. We have leading positions in many of our markets, about 2,100 employees and rights to harvest wood from approximately one million acres of owned land and non-exclusive rights to harvest wood from approximately 4.8 million acres of other Canadian timberlands. We have three primary operations: our fine paper business, our technical paper business and our pulp business.

      Our fine paper business has long been recognized as a leading manufacturer of world-class premium writing, text, cover and specialty papers used in corporate annual reports, corporate identity packages, invitations, personal stationery and high-end packaging. Our fine paper business markets some of the most recognized and preferred papers in North America, with distinguished brands including CLASSIC, CLASSIC CREST, ENVIRONMENT, NEENAH and UV/ULTRA II. In 2003, our fine paper business had revenues of approximately $200 million. The business employs approximately 520 people and has manufacturing facilities in Neenah and Whiting, Wisconsin. Kimberly-Clark acquired the fine paper business in 1956.

      Our technical paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses, including tapes, labels, abrasives, medical packaging and heat transfer papers. With customers in 41 countries, it also is a global supplier of materials used to create customer-specific components for original equipment manufacturers’ products, furniture, book covers and other markets. In 2003, our technical paper business had revenues of approximately $120 million. The business employs approximately 350 people and has a manufacturing facility in Munising, Michigan. Kimberly-Clark acquired the technical paper business in 1952.

      Our pulp business consists of mills in Pictou, Nova Scotia and Terrace Bay, Ontario, together with related timberlands. In 2003, our pulp business had revenues of approximately $365 million. The Pictou mill began production in 1967 and is comprised of a single-line pulp facility, as well as timberlands encompassing approximately one million acres of owned and 200,000 acres of licensed or managed land in Nova Scotia. The operation primarily produces softwood pulp. In 2003, the Pictou mill produced approximately 250,000 metric tons of bleached kraft pulp, over 90 percent of which was used to make Kimberly-Clark products, of which less than one percent was used to make our fine paper and technical paper products. The Pictou operation employs approximately 350 people and is located near three ocean ports — Pictou, Mulgrave and Sheet Harbour, Nova Scotia — and a container port in Halifax, Nova Scotia from which it supplies pulp to North America and Europe. Kimberly-Clark acquired this business in 1995 as a result of its merger with Scott Paper Company.

      The Terrace Bay mill began production in 1948, supplying pulp to both the U.S. and Canada. Built by Kimberly-Clark, the Terrace Bay mill is comprised of a dual-line pulp mill and a timberlands operation, and currently manufactures both softwood and hardwood pulp. Terrace Bay holds non-exclusive rights under a sustainable forest license to harvest wood off approximately 4.6 million acres of land owned by the Province of Ontario. In 2003, the Terrace Bay mill produced approximately 450,000 metric tons of pulp, over 90 percent of which was used to make Kimberly-Clark products, of which approximately 12 percent was used to make our fine paper and technical paper products. The Terrace Bay operation employs approximately 900 people and the mill is located on the north shore of Lake Superior in Ontario.

Company Structure

      Following the distribution, our corporate structure will consist of Neenah Paper, Inc., which will be the parent company, and three wholly-owned subsidiaries. The parent company and each subsidiary is briefly described below.

      Neenah Paper, Inc. Neenah Paper is a newly-formed Delaware corporation that will hold our trademarks and patents related to all of our businesses, the real estate, the mills and the manufacturing assets associated with our fine paper business, and all of the equity in our subsidiaries which are listed below. The common stock of Neenah Paper will be publicly traded and has been authorized for listing on the New York Stock Exchange under the symbol “NP.”

      Neenah Paper Sales, Inc. Neenah Paper Sales is an existing Delaware corporation and currently an indirect, wholly-owned subsidiary of Kimberly-Clark. As part of the distribution, all of the stock of this entity will be contributed to us. It will own all of our inventory and certain other assets.

      Neenah Paper Michigan, Inc. Neenah Paper Michigan is an existing Delaware corporation whose current corporate name is Kimberly-Clark Michigan, Inc. This entity is currently a wholly-owned subsidiary of Kimberly-Clark. As part of the distribution, all of the stock of this entity will be contributed to us, and we will change its name to Neenah Paper Michigan, Inc. It owns the real estate, the mill and the manufacturing assets associated with our technical paper business.

      Neenah Paper Company of Canada. Neenah Paper Company of Canada is a newly-formed Nova Scotia unlimited liability company and wholly-owned subsidiary of Neenah Paper. It will own the real estate, the mills and the manufacturing assets associated with our pulp business operations in Pictou, Nova Scotia and Terrace Bay, Ontario. It will also conduct timberlands operations in the Province of Ontario.

History of the Businesses

      Fine Paper Business. The fine paper business was incorporated in 1885 as the Neenah Paper Company, which initially operated a single paper mill located adjacent to the Fox River in Neenah, Wisconsin. Kimberly-Clark acquired the mill in 1956. In 1981, Kimberly-Clark purchased an additional mill located in Whiting, Wisconsin to increase the production capacity of the fine paper business. In the late 1980s and early 1990s, Kimberly-Clark expanded the capacity of the fine paper business in response to increased demand by rebuilding Whiting’s two paper machines and building two new paper machines at the Whiting mill. The Neenah paper mill underwent a major expansion in the early 1990s with the installation of a new paper machine, a new finishing center, a new customer service center and a distribution center expansion. As a result of decreased demand, in the 2000s the Neenah mill retired two of its older paper machines.

      Technical Paper Business. In 1952, Kimberly-Clark purchased the Munising mill, located in Munising, Michigan, which previously had produced sulfite pulp and butcher wrap paper. Since that time, the technical paper business has operated the Munising mill and produced durable, saturated and coated papers for sale and use in a variety of industrial applications. In 2001, the technical paper business closed a small kraft paper mill located in East Ryegate, Vermont that it had acquired in 1995.

      Pulp Business. The Pictou pulp mill was built in 1967 by the Scott Paper Company. Beginning in the 1950s, Scott Maritimes Limited owned and managed freehold timberlands which later became part of the Pictou pulp mill operations. Kimberly-Clark acquired the Pictou pulp mill and related timberlands operations in 1995 as part of its merger with the Scott Paper Company.

      The Terrace Bay pulp mill was built by Kimberly-Clark in 1948 on the north shore of Lake Superior in Ontario, Canada. In the mid 1970s, Kimberly-Clark added a second pulp mill at Terrace Bay and in the early 1980s rebuilt other portions of the pulp mill. The Terrace Bay operation includes the Longlac timberlands operation, in existence since 1937, which harvests wood off land owned by the Ontario government for pulp production at the Terrace Bay mill. In May 1987, Kimberly-Clark closed the Longlac sawmill and later sold it to a third party.

Business Strategy

      Our goal is to become the supplier of choice for branded and customized paper products and pulp. To sustain and improve our competitive position in each of our business segments, our experienced team of employees and management will pursue business strategies designed to take advantage of the existing strengths in each of our businesses, while responding to the challenges faced by each. In terms of growth, our initial focus will be on organic growth opportunities while we seek to stabilize and strengthen our current business and cost positions.

      Fine Paper Business. We believe that the key strengths of our fine paper business are the leading position of many of our premium branded products, our customer service, our ability to develop brand awareness for new offerings, and our low cost producer status within the segments in which we compete. The primary challenge in our fine paper business is to effectively respond to decreased demand for some of our products as a result of the growing use of digital and electronic communications media.

      Our fine paper business will focus on increasing market share in existing markets and identifying and entering into new markets for our products. Our fine paper business is benefiting from recent improvements in the economy, and volumes are again increasing. Operating as an independent company after the distribution, we expect to prioritize our pursuit of these new product and market opportunities, with the objective of utilizing our strengths and available low cost capacity to effectively penetrate markets and commercialize new products.

      Technical Paper Business. We believe that the key strengths of our technical paper business are our process and technical capabilities and our reputation for developing unique product solutions that meet the specific needs of our leading global original equipment manufacture customers. The primary challenges for this business will be to improve the supply chain process and to develop capacity alternatives to support both our growth and surges in demand levels with key customers.

      Our technical paper business will continue to focus on designing and developing customized products to meet our customers’ specifications while maintaining superior quality and customer service on existing products. The recent improvements in the global economy have resulted in increased volumes and operating schedules on the base paper machines at our Munising, Michigan mill, and increased order backlogs. To support our growth, we are developing the process capability to utilize available, low cost capacity within our fine paper operations in Neenah and Whiting to support the demand. This incremental base material will be supplied into the technical papers value-added off-machine specialties area, which has available capacity.

      We believe our technical paper business has had more new or revised product opportunities than we could effectively support and manage. A key strategy within our technical paper business will be to add appropriate technical resources to the business to ensure that we are the development partner of our key customers, and to then successfully realize the opportunities available. This revised strategy has received the strong support of our key customers, and is designed to position the business for growth.

      Pulp Business. We believe that the key strengths of our pulp business are the long term pulp supply agreement with Kimberly-Clark and the location and competitive cost position of our Pictou mill. The primary challenges in our pulp business are to develop our position as a market supplier of pulp, to respond to an increasing supply of, and often preference for, lower cost hardwood eucalyptus pulp, and, most importantly, to reverse the declining competitive cost position of our Terrace Bay mill.

      In our pulp business, we plan to increasingly shift our production primarily towards northern softwood kraft pulp, which is considered a preferred pulp by most of our customers. As we transition from an internal supplier of pulp to a market producer, we will have to make appropriate improvements in bale quality, as well as customer and technical support. We expect to recruit an experienced individual from the industry to lead our pulp sales and marketing effort. We expect to develop relations with customers with the objective of providing increased net revenue for our pulp business through a combination of lower price discount levels for lower purchase volumes, and reduced delivery costs through more favorable shipping locations. Additionally, over the past several years, the vast majority of pulp not consumed internally within Kimberly-Clark was distributed to the market through brokers and agents, with an associated commission. Direct customer relationships will support our future business strategy.

      We expect to allocate a major share of our planned capital investments during the next several years to improving the competitive position and technical capabilities in our pulp operations. Business teams are already actively engaged in these programs. In addition to capital investment, we plan to work jointly with the operating employees in the mills and the Terrace Bay timberlands operation so that employee productivity and involvement remain or become a competitive strength of our company. The successful implementation of our strategy depends in large part on our ability to achieve the necessary improvements in productivity and flexibility.

      To further support our business strategies, we intend to focus on improving our cost structure and supply chain management. As operating units within Kimberly-Clark, our facilities were managed and operated as parts of larger Kimberly-Clark business segments. We will combine our operating facilities into a single product supply organization, reporting directly to our chief executive officer. We expect to achieve performance improvements through the establishment of common best practices, shared services, establishment of stretch targets and key performance indicators for cost savings, efficiency gains and process improvements. The new organization and process will support our focus on achieving these targets. We intend to centrally manage our capital resources across our businesses with funds allocated on both a business priority and financial return standpoint. We plan to achieve improvements in both our supply chain efficiencies and management of working capital through the integration of these efforts within our company.

Products

      Fine Paper Business. The fine paper business manufactures and sells premium writing papers, text and cover papers, and other specialty papers. The net sales of the fine paper business were approximately $202 million in 2003, $217 million in 2002 and $229 million in 2001.

      Writing papers are used for business and personal stationery, corporate letterhead, corporate identity packages, private watermarked papers, envelopes, and similar end-use applications. Market leading writing papers are sold by the fine paper business under the CLASSIC, ENVIRONMENT, NEENAH, ATLAS® and OLD COUNCIL TREE® trademarks, which are denoted by a brand watermark in each sheet of writing paper. The fine paper business also sells private watermarked and other custom manufactured writing papers.

      Text and cover papers are used in applications such as corporate annual reports, corporate identity packages, insert advertising, direct mail, facility brochures, business cards, hang tags, scrapbooks, and a variety of other uses where colors, textured finishes or heavier weight papers are desired. The business’s brands in this category include CLASSIC, CLASSIC CREST and ENVIRONMENT. A variety of custom paper colors, paper finishes, and duplex/ laminated papers are also offered for sale.

      The fine paper business produces and sells other specialty papers, including translucent papers, art papers, papers for optical scanning and other specialized applications, under the UV/ULTRA II trademark and other brands.

      Technical Paper Business. The technical paper business is a leading producer of durable, saturated and coated base papers for a variety of end uses, including tapes, labels, abrasives, medical packaging and heat transfer papers. The net sales of our technical paper business were approximately $122 million in 2003, $121 million in 2002 and $138 million in 2001. KIMDURA® and MUNISING® are brands of our technical paper business.

      Products of the technical paper business are typically sold as a component of a finished product. The technical paper business sells its products into five major market segments — tape, premask, abrasives, label and medical packaging — and ten other specialty segments. Several key market segments served, including tape and abrasives, are global in scope.

      The technical paper business produces tape base sheets from latex saturated crepe and flat papers and sells them to manufacturers to produce finished pressure sensitive products for sale in automotive, automotive aftermarket, industrial general purpose, transportation, manufacturing and building construction applications. Premask paper is used as a protective over wrap for products during the manufacturing process and for applying signs, labeling and other finished products.

      The technical paper business is a leading producer of latex saturated and coated abrasive backing papers for use by sandpaper manufacturers. The finished lightweight sandpaper is sold in the automotive, automotive aftermarket, construction, metal and woodworking industries for both waterproof and dry sanding applications.

      Label and tag products are produced from saturated (latex impregnated) base label stock and purchased synthetic (bi-axially stretched polypropylene film) base label stock. Top coatings are applied to the base label stock to allow for high quality variable and digital printing. The synthetic label stock of the technical paper business is recognized as a high quality, UV (ultra-violet) stable product used for outdoor applications. The business sells its label and tag stock to pressure sensitive coaters, who in turn sell the coated label and tag stock to the label printing community.

      The technical paper business’s medical packaging paper is a polymer impregnated base sheet that provides a breathable sterilization barrier. When sealed together with film, this paper becomes a medical packaging material that allows sterilization from steam, ethylene oxide, or gamma radiation and at the same time provides unique barrier properties.

      Decorative components papers, designed for durability and flexibility, are made from light and medium weight latex saturated papers. The base paper can be reinforced with synthetic fiber for additional tear strength. Coatings can also be applied for printability. A variety of different base weights, colors and textures are available for sale to coater converters, distributors, publishers and printers for use in book covers, stationery and fancy packaging.

      Heat transfer papers are used to transfer an image from paper to tee shirts, hats, coffee mugs, and other surfaces. The technical paper business produces and applies a proprietary imaging coating to its heat transfer papers for use in digital printing applications. Heat transfer papers are primarily sold through large retail outlets and through master distributors who then offer small quantity options and services to the large number of customers in the supply channel.

      The technical paper business also produces and sells several other specialty papers including furniture backer, clean room paper and release paper.

      Pulp Business. Our Pictou mill manufactures virgin softwood and hardwood pulp and various blends of each for sale to paper mill customers located primarily in Europe and North America. The mill’s two major products are Pictou HARMONY® Softwood (northern bleached softwood kraft pulp) and Pictou Hardwood (northern bleached hardwood kraft pulp). The Pictou mill’s principal customer has been Kimberly-Clark, which in 2003 consumed over 90 percent of Pictou’s bleached kraft output for use in Kimberly-Clark products.

      Our Terrace Bay mill also produces hardwood and softwood pulp, about 50 percent of the fiber for which is harvested from approximately 4.6 million acres licensed to us. In 2003, over 90 percent of the mill’s output was consumed by Kimberly-Clark, approximately 12 percent of which was used by the fine paper and technical paper businesses. Terrace Bay’s two major products are a fully bleached northern softwood kraft pulp used to manufacture publication, printing and writing, specialty papers and tissue grades and an exceptionally strong, high quality, fully bleached northern hardwood kraft pulp used to manufacture premium printing and writing papers, tissue, specialty and other quality papers. The Terrace Bay operation also sells pulpwood logs and poplar from its timberlands operations to sawmills and veneer manufacturers who, in turn, sell wood chips and sawdust to Terrace Bay.

      The net sales of our pulp business were approximately $367 million in 2003, $342 million in 2002 and $359 million in 2001.

Markets and Customers

      Fine Paper Business. Premium writing papers are used primarily for stationery and corporate identification applications. This market segment is divided into cotton and sulfite grades, while the text and cover segment is split between smooth papers and textured papers. Text papers have traditionally been utilized for special, high end collateral material such as corporate brochures, annual reports and special edition books. Cover papers are used as covers primarily for business cards, pocket folders, brochures and report covers including annual corporate reports.

      The fine paper business sells its products through our sales and marketing organizations primarily in three channels: authorized paper distributors, converters and direct sales to specialty businesses. Distributor sales account for 85 percent of our customer base in the fine paper business, including distributor owned paper stores. There is also a small but growing sales channel in office supply catalogs and business copy center stores, primarily to distributors in North America. Less than five percent of the sales of our fine paper business in 2003 were exported to international distributors in Europe, South Africa, Asia and Australia.

      Sales by the fine paper business to its three largest customers (two of which are distributors) represented approximately 49 percent of total sales in 2003. Although a complete loss of any one of these customers would cause a temporary decline in the business’s sales volume, the decline would be partially offset by expanding sales to existing distributors, and further offset over a several month period with the addition of new distributors.

      Technical Paper Business. The technical paper business relies on its direct sales team and marketing organizations to sell its products into 15 separate market segments in North America and 39 export markets. Such segments, broadly defined as polymer impregnated and synthetic paper, include papers used as components in the following applications: saturated label, clean room papers, release papers, abrasives, masking tape, decal premask, heat transfer, medical packaging, decorative components, durable printing papers, furniture components, washable tag, and industrial components. Our technical paper business is recognized as a leading specialty paper manufacturer and it enjoys either the number one or two market position in the following market segments: furniture components, washable tag, decal premask, saturated label, clean room, saturated release paper, reinforced medical packaging and saturated abrasive backings.

      Several traditional products (abrasives, tapes, labels) are used in markets that are directly affected by economic business cycles. Other market segments such as heat transfer papers used in small/home office and consumer applications are relatively stable. Price competition is common in most of the segments served by the technical paper business and has increased recently due to a trend of using film and other lower cost substrates instead of paper in some applications.

      The technical paper business relies on a team of direct sales representatives and customer service representatives to market and sell approximately 96 percent of its sales volume directly to customers and converters in 41 countries. In 2003, only 4.1 percent of sales of the technical paper business were sold through industrial distributors.

      The technical paper business has over 500 customers worldwide. The distribution of sales in 2003 was approximately 72 percent in North America, 7 percent in Latin America, 15 percent in Europe and 6 percent in Asia. Customers typically convert and transform base papers and film into finished rolls and sheets by adding adhesives, coatings and finishes. Such transformed product is then sold to end-users.

      Several of the smaller customers of the technical paper business have been acquired by larger multinational corporations with multiple manufacturing locations. These larger organizations have implemented global purchasing strategies which give them increased leverage in price negotiations. The primary global customers of the technical paper business are 3M Company, Perfecseal, Avery-Dennison Corporation and Saint-Gobain Group.

      Pulp Business. Northern bleached softwood kraft pulp is used by paper mills to manufacture printing and writing paper and tissue. In 2003, worldwide demand for northern bleached softwood kraft market pulp was estimated to be 11 million metric tons, of which about 7 million metric tons were produced in Canada. The United States consumed an estimated 2 million metric tons of northern bleached softwood kraft pulp in 2003, followed by Western Europe at 1.7 million metric tons and China at 0.7 million metric tons. For the past several years, the Terrace Bay and Pictou pulp mills have transferred over 90 percent all of their output of northern bleached softwood kraft pulp for use in the production of Kimberly-Clark products in the United States and Western Europe.

      In 2003, worldwide demand for hardwood market pulp was estimated to be 18 million metric tons of which an estimated 1.9 million metric tons were northern bleached hardwood kraft pulp produced in Canada. In 2003, the United States consumed just over 0.5 million metric tons of Canadian northern bleached hardwood kraft pulp, followed by Europe at 0.44 million metric tons and Asia at 0.36 million metric tons.

      In 2003, Terrace Bay produced about 123,000 metric tons of northern bleached hardwood kraft pulp, while Pictou produced about 50,000 metric tons of northern bleached hardwood kraft pulp. In 2003, the Terrace Bay and Pictou mills transferred approximately 117,000 metric tons of northern bleached hardwood kraft pulp to Kimberly-Clark for use in its products manufactured in the United States, of which about 25,000 metric tons were used by our fine paper business. The balance of the pulp mills’ output of northern bleached hardwood kraft pulp was sold to paper mills in the northeastern and midwestern United States. We expect to continue to use about 25,000 metric tons of northern bleached hardwood kraft pulp annually in our fine paper business.

      Northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp are commodity products whose prices are subject to substantial increase or decrease depending on production capacity and customer demand. Northern bleached hardwood kraft pulp is subject to increasing competition from lower priced eucalyptus pulp and excess capacity of northern bleached hardwood kraft pulp.

      The Pictou and Terrace Bay pulp mills have either transferred their pulp directly to Kimberly-Clark or used brokers for sales to external customers.

      For the years ended December 31, 2001, 2002 and 2003, we had net sales for pulp transferred to Kimberly-Clark of $289.2 million, $260.6 million and $293.3 million, respectively. For those years, no single customer, other than Kimberly-Clark, accounted for more than 10 percent of our net sales.

Raw Materials and Energy

      Fine Paper Business. Wood pulp is the primary fiber used to produce products of the fine paper business. Our fine paper business consumed approximately 52,000 and 48,000 metric tons of hardwood pulp in 2002 and 2003, respectively, approximately half of which was supplied by the Terrace Bay pulp mill. Other significant raw material inputs in the production of products of the fine paper business include cotton fiber, recycled fiber, dyes and fillers. Except for pulp, the fine paper business purchases all of its raw materials externally.

      Technical Paper Business. The technical paper business purchases from various suppliers over ten types of latex, a primary raw material used to produce its products. Wood pulp is the other main raw material consumed, two-thirds of which is supplied by the Terrace Bay pulp mill. Except for pulp, the technical paper business purchases all of its other raw material requirements externally.

      Pulp Business. Wood chips are the primary raw material needed to produce hardwood and softwood pulp. The Terrace Bay mill operation produces pulpwood, logs and poplar, about 50 percent of which is harvested from timberlands licensed by the Province of Ontario. The Pictou mill obtains its wood chips from several sawmills under agreements whereby Pictou supplies to the sawmills wood harvested from its own timberlands and 200,000 acres of Crown land, and in return the sawmills supply wood chips to the Pictou mill. The price of wood chips can vary significantly based on the cost of logs and the strength of demand in the lumber and pulp markets. Other important raw materials used by the Terrace Bay and Pictou pulp mills are chemicals and supplies. The Terrace Bay and Pictou pulp mills purchase all of these other raw materials externally.

      Except for wood chips used by our pulp mills and certain specialty latex grades used by our technical paper business, we are not aware of any significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse affect on our operations. In 2003, over 50% of the wood chips used by the Pictou mill were supplied by two suppliers and approximately 50% of the wood chips used by the Terrace Bay mill were supplied by one supplier. While we believe that alternative sources of critical supplies, such as wood chips, would be available, disruption of its primary sources could create a temporary, adverse effect on product shipments. An interruption in the supply of a latex specialty grade to our technical paper business, which we currently obtain from a single source, could disrupt and eventually cause a shutdown of production of certain technical paper latex specialty grades.

      The pulp and paper making processes use significant amounts of energy, primarily electricity, natural gas, oil, coal and bark fuel to operate the equipment and paper machines used in the manufacture of pulp and the products of the fine paper and technical paper businesses. We generate substantially all of our electrical energy at the Munising and Pictou mills and approximately 45 percent of the electrical energy at the Terrace Bay mill. We plan to enter into a cogeneration arrangement to supply the balance of the power requirements at the Terrace Bay mill, which would lower the cost of electricity. We also purchase electrical energy from external sources. Availability of energy is not expected to be a problem in the foreseeable future, but the purchase price of such energy can and likely will fluctuate significantly based on fluctuations in demand and other factors. At the time of the distribution, Kimberly-Clark will allocate to us a portion of Kimberly-Clark’s forward purchases of natural gas, which currently are favorable relative to the market. There is no assurance that these natural gas hedges will remain favorable or that we will be able to obtain natural gas purchases on favorable terms in the future. The ratification of the Kyoto Protocol by Canada may result in lower limits for the emission of carbon dioxide and other greenhouse gases. The specific limitations in respect of our Canadian operations are unknown and uncertain and may increase costs.

      An adequate supply of water is needed to manufacture our products. We believe that there is an adequate supply of water for this purpose at each of our manufacturing locations.

      Supply of Raw Materials. Except for certain specialty latex grades used by the technical paper business, we believe that all of the other raw materials that we must purchase for our operations are readily available from several sources and that the loss of a single supplier would not cause a shutdown of our manufacturing operations. An interruption in supply of a latex specialty grade to our technical paper business could disrupt and eventually cause a shutdown of production of certain technical paper latex specialty grades.

Working Capital

      Fine Paper Business. The fine paper business maintains approximately 20 to 22 days of raw material inventories to support its paper making operations and about 30 days of finished goods inventory to fill customer orders. Its sales terms range between 20 and 30 days for payment by its customers, with 20 day terms most often used. Supplier invoices are typically paid within 30 days.

      Technical Paper Business. On average, the technical paper business maintains approximately 15 days of inventory of raw materials and supplies to support its manufacturing operations and approximately 22 days of finished goods inventory to support customer orders for its products. Sales terms in the technical paper business vary depending on the type of product sold and customer category. Extended credit terms are typically offered to customers located in export markets. During 2003, supplier invoices were paid within 20 days on average.

      Pulp Business. The Pictou and Terrace Bay pulp mills each maintain harvested log inventories on the ground for up to six months. They also maintain other raw material and supplies inventories ranging from 3 to 30 days to support their pulp making operations. The pulp mills typically maintain finished pulp inventories of 7 to 8 days to fill customer orders and a few grades for up to 60 days. The pulp mills typically carry accounts payable at 30 to 45 day levels in accordance with various purchasing terms.

Competition

      Fine Paper Business. We believe that our fine paper business is a leading supplier of premium writing, text, cover and specialty papers in North America with an estimated market share of 20 percent in this premium segment. The fine paper business competes directly in the sale of these papers in this market with large competitors, including International Paper Company, Fox River Paper Company, Wausau-Mosinee Paper Corporation, Mohawk Paper Mills, Inc. and five to six smaller companies. We believe that the primary bases of competition for premium writing, text and cover papers are brand recognition, product quality, service, availability, and promotional support, with price being a less important factor. We have and will continue to invest in advertising and other programs aimed at graphic designers, printers and corporate end-users in order to communicate the advantages of using our products.

      Technical Paper Business. In the tapes, abrasives, medical packaging, label and decorative components segments, our technical paper business competes in North American and global markets with a number of competitors, including FiberMark, Inc., Arjo Wiggins USA, Inc., MeadWestvaco Corporation, Arkwright, Inc. and Ahlstrom Corporation. It also competes in some, but not all, of these segments with smaller regional manufacturers such as Monadnock. We believe the bases of competition in most of these segments are price and the ability to design and develop customized product features to meet customer specifications while maintaining quality and customer service. We believe that our research and development program gives us an advantage in customizing base papers to meet customer needs. Although delivered pricing has become an increasingly important factor in supplier selection, our technical paper business has been able to retain and to grow its customer base in recent years.

      Pulp Business. The principal competitors of the Pictou and Terrace Bay pulp mills in Eastern Canada in the production of softwood and hardwood kraft pulp are Tembec, Irving Pulp & Paper Ltd., International Paper Company, The SKF Group, Bowater Incorporated and Domtar Inc. Most of this pulp is sold to paper mills in the eastern and midwestern United States and in Europe. The basis of competition for pulp is primarily price, including the freight cost to customer locations, pulp performance attributes and consistent quality. Pulp pricing is cyclical with increases and decreases primarily driven by general economic conditions and excess pulp production capacity.

Properties and Facilities

      Our principal executive offices are located in Alpharetta, Georgia, and our main research and development laboratory will be located in Roswell, Georgia. We operate two pulp mills in Canada that produce hardwood and softwood bleached kraft pulp for use in making a variety of paper products. We also operate three paper mills in the United States that produce printing and writing, text, cover, durable saturated and coated base papers and other specialty papers for a variety of end uses. We also have two timberlands operations which supply logs and wood chips to our pulp mills and sell logs and wood chips to others. We own each of these facilities and the equipment to operate them except the wood harvesting equipment owned and operated by contractors who harvest wood for the Pictou mill. We also own 1,300 acres of undeveloped land in the Province of Ontario and, one million acres of timberlands and a tree nursery in the Province of Nova Scotia. Additionally, we have non-exclusive harvesting and land management rights to 4.6 million acres of Crown land licensed to us by the Province of Ontario and 200,000 acres of Crown land licensed to us by the Province of Nova Scotia.

      We believe that each of these facilities is adequately maintained and is suitable for conducting our operations and business.

      Machine operating schedules at all of our manufacturing locations are currently at or near capacity, except that our fine paper mills are operating at approximately 75 percent capacity.

      The following are the locations of our principal facilities and operating equipment and the products produced at each location, as of September 30, 2004. All the facilities are owned by us, except as otherwise noted:

Location	Equipment/Resources	Products

Neenah Mill Neenah, Wisconsin	Two paper machines; paper finishing equipment; distribution warehouse	Printing and writing, text, cover and other specialty papers
Whiting Mill Whiting, Wisconsin	Four paper machines; paper finishing equipment	Printing and writing, text, cover and other specialty papers
Munising Mill Munising, Michigan	Two paper machines; two off line saturators; three off line coaters; specialty finishing equipment	Durable, saturated and coated base papers
Pictou Mill Pictou, Nova Scotia, Canada	Equipment for a single line bleached kraft pulping operation	Northern bleached softwood and hardwood kraft pulp
Terrace Bay Mill Terrace Bay, Ontario, Canada	Equipment for a dual line (one hardwood and one softwood) bleached kraft pulping operation	Northern bleached softwood and hardwood kraft pulp
Longlac Timberlands Operation Longlac, Ontario, Canada	Road construction and maintenance equipment; light vehicles; one helicopter; hangar for helicopter; maintenance shop	Logs and wood chips
Pictou Timberlands Operation Pictou, Nova Scotia, Canada	(Equipment owned and operated by contractors)	Logs and wood chips
Longlac Timberlands Ontario, Canada	Right to harvest wood off 4.6 million acres of Crown timberlands under license from the Province of Ontario	Logs and wood chips
Pictou Timberlands Nova Scotia, Canada	Right to harvest wood off one million acres of owned timberlands and 200,000 acres of Crown timberlands under license from the Province of Nova Scotia	Logs and wood chips
Debert Tree Nursery Debert, Nova Scotia, Canada	26 greenhouses and tree seeding equipment; seed development orchards	Seedlings which are used to plant in timberlands

      The following are the locations of our owned and leased office and laboratory space and the functions performed at each location, as of September 30, 2004.

Administrative Location	Office/Other Space	Function

Alpharetta, Georgia	Leased Office Space	Corporate Headquarters and Administration and Sales
Roswell, Georgia	Leased Laboratory Space	Research and Development for the pulp and paper businesses
Roswell, Georgia	Leased Laboratory Space	Research and Development for the technical paper business
Neenah, Wisconsin	Owned Office Space	Administration and Sales for the fine paper business
Longlac, Ontario, Canada	Owned Office Space	Manage timberlands operation
Debert, Nova Scotia, Canada	Leased Office Space	Planning and operations for the Pictou timberlands

Research and Development

      Our main research and development laboratory will be located in Roswell, Georgia.

      The technical paper business also currently maintains research and development labs in Roswell, Georgia and Munising, Michigan to support its strategy of developing new products and new technologies and supporting its existing product lines for growth and other strategically important markets. The technical paper business has continually invested in product research and development with $1.9 million being spent in 2001, $1.6 million in 2002 and $1.5 million in 2003.

      The Pictou and Terrace Bay pulp mills spent about $1.1 million over the last three years on pulp research and development focused on improving pulp strength and pulp process improvements such as bleaching. Development in these areas has led to reduced manufacturing costs at each of the pulp mills and in customers’ operations.

Intellectual Property

      We own 49 trademarks with registrations in 50 countries. Our business has built its market leading reputation on trademarked brands that date back as far as 1909. The CLASSIC family of brands is one of the most well known and respected trademarks in the printing and writing industry. The CLASSIC family includes CLASSIC CREST, The CLASSIC Laid®, CLASSIC Linen®, CLASSIC COLUMNS® and CLASSIC COTTON® papers. The CLASSIC family of products with the addition of the ENVIRONMENT, ATLAS, OLD COUNCIL TREE and UV/ ULTRA II brands have played an important role in the marketing of the product lines of the fine paper business, which are recognized as an industry leader for quality, consistency and application.

      The KIMDURA and MUNISING LP trademarks have made a significant contribution to the marketing of synthetic film and clean room papers of the technical paper business.

      We own 38 patents and have 11 pending patent applications in the United States, Canada, Western Europe and certain other countries covering heat transfer paper, abrasives, medical packaging and fiber modification in the pulping process. We believe that our heat transfer patents have contributed to establishing the technical paper business as a leading supplier of heat transfer papers.

Backlog and Seasonality

      Fine Paper Business. The fine paper business has historically experienced a steady flow of orders with a one to two percent reduction in the fourth quarter due to a slow down in the printing industry and adjustment of customer inventories. Orders for stock products are typically shipped within two days while custom orders are shipped within two to three weeks of receipt. Raw material purchases and manufacturing schedules are planned based on a combination of historical trends, customer forecasts and current market conditions. The order backlogs in the fine paper business on September 30, 2004 and September 30, 2003 were $4.7 million and $3.1 million, respectively, representing 5.7 and 3.9 days, respectively, of sales.

      Technical Paper Business. Historically, the technical paper business has had a steady quarter to quarter shipments flow with small reductions in the third and fourth quarters due to international customer vacations and other downtime in July and August and a reduction in inventory levels by our customers in November and December. Notwithstanding relatively steady shipments from quarter to quarter, the order flow for the technical paper business is subject to seasonal peaks for several of its products, such as the larger volume grades of tape, abrasives, premask, and label stock used primarily in the downstream finished goods manufacturing process. To assure timely shipments during these seasonal peaks, the technical paper business manufactures and holds in inventory for later shipment about 31 percent of its annual sales. The technical paper business also manages these peaks with sales on consignment representing about six percent of its annual sales. Orders are typically shipped within six to eight weeks of receipt of the order. However, the technical paper business periodically experiences periods where order entry levels surge, and backlog increases substantially such as in 2004, when backlogs reached 42 weeks. Raw materials are purchased and manufacturing schedules are planned based on customer forecasts, current market conditions and individual orders for custom products. The order backlogs in the technical paper business on September 30, 2004 and September 30, 2003 were $38.9 million and $19.5 million, respectively, representing 160 and 76 days, respectively, of sales.

      Pulp Business. The Pictou and Terrace Bay pulp mills take 10 to 14 day shutdowns each year for major maintenance, typically in either May or September, thereby reducing pulp shipments in the second and third quarters. Shutdowns for maintenance and capital projects are sometimes taken in other quarters, resulting in a variation in quarter to quarter pulp shipments. Customer order patterns are consistent, except for a moderate reduction in European orders in the summer. In North America, orders are generally placed one month in advance, while European orders are based on a three month rolling forecast.

Employee and Labor Relations

      As of September 30, 2004, we had 2,111 regular full time employees of whom 633 hourly and 249 salaried employees were located in the United States and 968 hourly and 261 salaried employees were located in Canada.

      Hourly employees at the Neenah, Whiting and Munising mills are represented by locals of the Paper, Allied Industrial, Chemical and Energy Worker’s International Union. The collective agreements for the Neenah, Whiting and Munising mills expire on July 1, 2005, February 1, 2005 and July 15, 2005, respectively. Additionally, these mills have bargained jointly with the union on pension matters. The agreements on pension matters for these mills expire June 30, 2007. We believe that employee and union relations at each of our U.S. locations are good.

      Hourly employees at the Terrace Bay pulp mill are represented by locals of the Paper, Allied Industrial, Chemical and Energy Worker’s International Union and the International Brotherhood of Electrical Workers with each collective bargaining agreement expiring on May 1, 2007. Hourly employees at our Longlac, Ontario operations are represented by local 2693 of the Industrial, Wood and Allied Workers of Canada with a collective bargaining agreement which expires on September 1, 2005. Hourly employees at the Pictou pulp mill are represented by Local 440 of the Communication, Energy and Paper Workers Union with a collective bargaining agreement which expired on June 1, 2004. By operation of Nova Scotia labor law, the terms of the expired collective bargaining agreement remain in effect until completion of the collective bargaining process which is not expected to occur before the fourth quarter of 2004. We believe that employee and union relations at these locations are good.

Legal Proceedings

      A subsidiary of Kimberly-Clark is a co-defendant in a vehicle accident lawsuit pending in the Ontario (Canada) Superior Court of Justice since August 1998. The plaintiffs in this lawsuit include the driver of one of the vehicles involved in the accident and his passengers. The driver sustained severe injuries, including paralysis, as a result of the accident on a bush road within the forest where the subsidiary conducts logging operations. The plaintiffs claim that Kimberly-Clark was responsible for maintaining the bush road on which the accident occurred. In particular, the plaintiffs claim that Kimberly-Clark should have cut the trees and other growth on the sides of the bush road and the alleged failure to do so caused or contributed to the cause of the accident. The plaintiffs are seeking significant money damages, plus costs and attorneys fees. Kimberly-Clark has denied liability and has raised numerous defenses in this lawsuit. Pursuant to the distribution agreement, we will indemnify Kimberly-Clark for liabilities and costs, including attorneys’ fees and other related costs of defense, arising out of this lawsuit, net of any insurance recovery by Kimberly-Clark.

      We are involved in certain other legal actions and claims arising in the ordinary course of business. While the outcome of those legal actions and claims cannot be predicted with certainty, we do not believe that they will have a material adverse effect on our financial condition, results of operations or liquidity.

Environmental, Health and Safety Matters

      Our operations are subject to federal, state, provincial and local laws, regulations and ordinances relating to various environmental, health and safety matters. Our operations are in compliance with, or we are taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of our operations exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws or standards, and there can be no assurance that material costs or liabilities will not be incurred in connection with those claims. Except for certain orders issued by environmental, health and safety regulatory agencies with which we believe we are in compliance and which we believe are immaterial to our financial condition, results of operations and liquidity, we are not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters.

      While we have incurred in the past several years, and will continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and ordinances, we believe that our future cost of compliance with environmental, health and safety laws, regulations and ordinances, and our exposure to liability for environmental, health and safety claims will not have a material adverse effect on our financial condition, results of operations or liquidity. However, future events, such as changes in existing laws and regulations, or contamination of sites owned, operated or used for waste disposal by us (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material adverse effect on our financial condition, results of operations or liquidity.

      We incur capital expenditures necessary to meet legal requirements and otherwise relating to the protection of the environment at our facilities in the United States and Canada. For these purposes, we have planned capital expenditure programs for which we anticipate incurring approximately $1.3 million in 2004, approximately $13 million in 2005 and approximately $13.7 million in 2006, of which no material amount is the result of environmental fines or settlements. Including the amounts identified in the preceding sentence, planned expenditures for major projects during the period 2004 through 2008 include approximately $20 million for an effluent discharge pipeline and outfall at the Pictou mill and between approximately $18 million and $25 million for equipment and engineering to abate total reduced sulphur emissions and for other environmental matters at the Pictou and Terrace Bay mills, to remove and replace transformers containing polychlorinated biphenyls at the Terrace Bay mill, to improve stream crossings in the timberlands licensed from the Province of Ontario and for an air scrubber for the Munising mill’s coal fired boiler. Those capital expenditures are not expected to have a material adverse effect on our financial condition, results of operations or liquidity.

OUR MANAGEMENT

Our Directors and Executive Officers

      We expect that our Board of Directors following the distribution will be comprised of seven directors, of which six will be considered independent under the independence requirements of the SEC and the New York Stock Exchange. Sean T. Erwin, who will be our Chief Executive Officer, will also serve as the Chairman of the Board.

      Set forth below is information concerning those persons that we expect will become our directors and executive officers as of the distribution date. Our Board of Directors is divided into three classes. Each director will serve for a term expiring at the annual meeting of stockholders in the year indicated below. For more information, see “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law.”

Term as
Name	Position	Director

Sean T. Erwin	Chairman of the Board, President and Chief Executive Officer	Expires 2007
James G. Grosklaus	Director	Expires 2007
Edward Grzedzinski	Director	Expires 2007
Mary Ann Leeper	Director	Expires 2006
Timothy S. Lucas	Director	Expires 2005
Philip C. Moore	Director	Expires 2005
Stephen M. Wood	Director	Expires 2006
Steven S. Heinrichs	Vice President, General Counsel and Secretary
Bonnie C. Lind	Vice President, Chief Financial Officer and Treasurer
William K. O’Connor	Vice President — Sales and Marketing
James R. Piedmonte	Vice President — Operations

      Sean T. Erwin, age 53, is the Chairman of our Board of Directors and our President and Chief Executive Officer. Mr. Erwin has been an employee of Kimberly-Clark since 1978, and has held increasingly senior positions in both finance and business management. In January 2004, Mr. Erwin was named President of Kimberly-Clark’s Pulp and Paper Sector, which comprises the businesses to be transferred to us by Kimberly-Clark. He served as the President of the Global Nonwoven business from early 2001. He has also served as the President of the European consumer tissue business, Managing Director of Kimberly-Clark Australia, as well as previously serving as President of the Pulp and Paper Sector, and President of the Technical Paper business.

      James G. Grosklaus, age 69, has served as a Director of Midwest Air Group, Inc. since 1988. Prior to his retirement in 1996, Mr. Grosklaus served as Executive Vice President and member of the Board of Directors of Kimberly-Clark Corporation from 1986 to 1996.

      Edward Grzedzinski, age 49, has served as the Chief Executive Officer of NOVA Information Systems since 1993 and Vice Chairman of US Bancorp since 2001. Mr. Grzedzinski has 20 years of experience in the electronic payments industry and was a co-founder of NOVA Information Systems in 1991. Mr. Grzedzinski serves as a member of the Managing Committee of US Bancorp, and is a member of the Board of Directors of US Bank, NA. Mr. Grzedzinski is also Chairman of euroConex Technologies, Limited, a European payment processor owned by US Bancorp and is a member of the Board of Directors of Indus International, a global provider of enterprise asset management products and services.

      Mary Ann Leeper, Ph.D., age 64, has served as the President and Chief Operating Officer of The Female Health Company since 1996, as President and Chief Executive Officer of The Female Health Company Division of The Wisconsin Pharmacal Company from 1994 to 1996, and held other senior positions from 1987 to 1994 in the Wisconsin Pharmacal Company (renamed The Female Health Company in 1996). Dr. Leeper has served as a Director of The Female Health Company since 1987. Dr. Leeper is Chair and Board Member of The Female Health Foundation, which she founded in 1994 and has been a visiting Professor at the University of Virginia’s Darden School of Business MBA program since 2001. She held senior positions at G D Searle, was Assistant Professor at Temple University Schools of Pharmacy and Medicine, as well as a biochemist for Wyeth Laboratories and McNeil Laboratories. Dr. Leeper’s educational background includes a B.S., Drexel University; M.S., Temple University; M.B.A., Northwestern University; and Ph.D., Temple University.

      Timothy S. Lucas, CPA, age 58, has served as an independent consultant on financial reporting issues practicing as Lucas Financial Reporting since 2002. From 1988 to 2002, Mr. Lucas worked at the Financial Accounting Standards Board (FASB), where he was the Director of Research and Technical Activities, and Chairman of the FASB’s Emerging Issues Task Force.

      Philip C. Moore, age 51, is a partner at McCarthy Tétrault, L.L.P., Canada’s largest law firm. Mr. Moore practices corporate and securities law, with particular emphasis on corporate governance and finance, mergers and acquisitions and other business law issues. From 1994 to 2000, Mr. Moore was a director of Imax Corporation. He is currently a director of various private companies.

      Stephen M. Wood, Ph.D., age 58, has served as the Vice Chairman of Kraton Polymers LLC, a specialties chemicals company, since July 2004. From 2001 to July 2004, Mr. Wood served as the Chief Executive Officer of Kraton Polymers when it was sold by the Royal Dutch Shell Group and established as an independent entity. Kraton Polymers is currently owned by the Texas Pacific Group which is a private equity investment company and JPMorgan Partners which is part of the JPMorgan Chase companies. Prior to the establishment of Kraton Polymers, Dr. Wood was President of the Elastomers business unit of Shell Chemicals Europe and a Vice President of that company. Dr. Wood is also International President of the International Institute of Synthetic Rubber Producers. Dr. Wood has a BSc. in Chemistry and a Ph.D. in Chemical Engineering from Nottingham University, United Kingdom and is a graduate of the Institute of Chemical Engineers.

      Steven S. Heinrichs, age 36, is our Vice President, General Counsel and Secretary. Mr. Heinrichs joined Kimberly-Clark in June 2004. Prior to his employment with Kimberly-Clark, Mr. Heinrichs served as Associate General Counsel and Assistant Secretary for Mariner Health Care, Inc., a nursing home and long-term acute care hospital company. Before joining Mariner Health Care in 2003, Mr. Heinrichs served as Associate General Counsel and Assistant Secretary for American Commercial Lines LLC, a leading inland barge and shipbuilding company from 1998 through 2003. Mr. Heinrichs engaged in the private practice of law with Skadden, Arps, Slate, Meagher and Flom LLP and Shuttleworth, Smith, McNabb and Williams PLLC from 1994 through 1998.

      Bonnie C. Lind, age 46, is our Vice President, Chief Financial Officer and Treasurer. Ms. Lind has been an employee of Kimberly-Clark since 1982, holding a variety of increasing senior financial and operations positions within Kimberly-Clark. Since 1999, Ms. Lind has served as the Assistant Treasurer of Kimberly-Clark and been responsible for managing Kimberly-Clark’s global treasury operations. Prior to that, she was Director of Kimfibers with overall responsibility for the sourcing and distribution of pulp to Kimberly-Clark’s global operations.

      William K. O’Connor, age 51, is our Vice President — Sales and Marketing, with responsibilities for all sales and marketing and customer management activity. Mr. O’Connor has been an employee of Kimberly-Clark since 1981, and has held increasingly important roles in sales and marketing management, primarily within the company’s Health Care business, eventually being named General Manager of Sales for North America. In 1999, Mr. O’Connor was appointed General Manager, Europe, Middle East and Africa. He was appointed Vice President of Kimberly-Clark Technical Paper in 2002, and the President of the fine paper business, and his current position both in 2004.

      James R. Piedmonte, age 48, is our Vice President — Operations, a position he has held within the Pulp and Paper Sector of Kimberly-Clark since the beginning of 2004. Mr. Piedmonte has been employed by

Kimberly-Clark since 1978, and has held increasingly senior positions within the operations function. Mr. Piedmonte was most recently responsible for Kimberly-Clark’s pulp mill and forestry operations in Pictou, Nova Scotia, a position he held since 2001. Previously he was the Director of Operations for the fine paper business operations, as well as mill manager at the Whiting, Wisconsin mill.

Annual Meeting

      Our by-laws provide that an annual meeting of stockholders will be held each year on a date specified by our Board of Directors. We expect the first annual meeting of our stockholders after the distribution to be held in April 2005.

Committees of the Board of Directors

      Pursuant to our by-laws, our Board of Directors is permitted to establish committees from time to time as it deems appropriate. Initially, to facilitate independent director review and to make the most effective use of the directors’ time and capabilities, our Board has established the following committees: Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee. The membership and function of each committee are described below.

Audit Committee

      The Audit Committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange and the Securities Exchange Act of 1934, as amended, and are financially literate, as required by the New York Stock Exchange. At least one member of the Audit Committee will be a financial expert, as defined by the rules and regulations of the SEC. The Audit Committee will assist the Board of Directors in monitoring:

•	the quality and integrity of our financial statements;

•	our compliance with ethical policies contained in our code of conduct and legal and regulatory requirements;

•	the independence, qualification and performance of our independent auditors; and

•	the performance of our internal auditors.

      The Audit Committee will be governed by the Audit Committee Charter, which will be available at our website www.neenahpaper.com.

      We expect that the members of the Audit Committee as of the distribution date will be Messrs. Lucas (Chairperson), Moore and Wood.

Nominating and Corporate Governance Committee

      The Nominating and Corporate Governance Committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange. The Nominating and Corporate Governance Committee will:

•	oversee the process by which individuals are nominated to our Board of Directors;

•	review the qualifications, performance and independence of members of our Board of Directors;

•	review and recommend policies with respect to composition, organization, processes and practices of our Board of Directors; and

•	identify and investigate emerging corporate governance issues and trends that may affect us.

      The Nominating and Corporate Governance Committee will be governed by the Nominating and Corporate Governance Committee Charter, which will be available at our website www.neenahpaper.com.

      We expect that the members of the Nominating and Corporate Governance Committee as of the distribution date will be Dr. Leeper (Chairperson) and Messrs. Grosklaus and Grzedzinski.

Compensation Committee

      The Compensation Committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange, meet the requirements for a “Non-Employee Director” under the Securities Exchange Act of 1934, as amended, and meet the requirements for an “outside director” under the Internal Revenue Code of 1986, as amended. The Compensation Committee will:

•	review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and set that compensation;

•	approve, in consultation with our Chief Executive Officer, the compensation of our officers who are elected by our Board of Directors;

•	make recommendations to our Board of Directors with respect to our equity-based plans and executive incentive-compensation plans; and

•	review with management and approve awards under our long term incentive-compensation plans and equity-based plans.

      The Compensation Committee will be governed by the Compensation Committee Charter, which will be available at our website www.neenahpaper.com.

      We expect that the members of the Compensation Committee as of the distribution date will be Messrs. Grzedzinski (Chairperson), Moore and Wood.

EXECUTIVE COMPENSATION

      All of the information set forth in the following tables reflects compensation earned based upon services rendered to Kimberly-Clark by our Chief Executive Officer and our four other most highly paid executive officers. The services rendered by such individuals to Kimberly-Clark were, in most instances, in capacities not equivalent to those positions in which they will serve for Neenah Paper. Therefore, these tables do not reflect the compensation which will be paid to our executive officers following the distribution. Mr. Heinrichs was hired in June 2004 and therefore there is no reportable compensation for 2001, 2002 or 2003.

2003 Compensation of Executive Officers

      The following table contains information regarding the compensation paid to our executive officers during 2003. We will refer to these executive officers as the “named executive officers.” All of the information included in this table reflects compensation earned by the named executive officers for services rendered to Kimberly-Clark and its subsidiaries. Unless the context suggests otherwise, references to “restricted stock,” “restricted stock units” and “stock options” mean shares of Kimberly-Clark common stock and options to purchase Kimberly-Clark common stock, respectively. Amounts shown are for each individual in their last position with Kimberly-Clark and do not necessarily reflect the compensation which these individuals will earn in their new capacities as our executive officers.

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Restricted	Securities
				Other Annual	Stock	Underlying	LTIP	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation	Awards	Options (#)	Payouts	Compensation

Sean T. Erwin	2003	$320,000	$135,217	$0	$222,700	28,000	$391,137	$6,000
Chairman of the Board,	2002	$305,000	$62,929	$0	$0	28,000	$291,535	$6,000
President and Chief	2001	$295,000	$0	$0	$277,600	28,000	$286,084	$5,100
Executive Officer
Steven S. Heinrichs
Vice President, General Counsel and Secretary
Bonnie C. Lind	2003	$168,000	$35,840	$0	$71,264	8,000	$78,228	$5,040
Vice President, Chief	2002	$149,000	$18,375	$0	$0	6,500	$24,295	$4,470
Financial Officer and	2001	$140,000	$0	$0	$88,832	5,000	$33,376	$4,200
Treasurer
William O’Connor	2003	$198,690	$37,063	$0	$106,896	10,000	$83,815	$5,961
Vice President — Sales	2002	$184,470	$69,359	$0	$0	4,000	$97,178	$5,534
and Marketing	2001	$167,400	$26,237	$0	$0	6,000	$71,521	$5,022
James R. Piedmonte	2003	$178,461	$77,088	$0	$0	6,000	$0	$5,354
Vice President —	2002	$171,333	$99,792	$0	$0	6,000	$0	$5,140
Operations	2001	$159,300	$0	$0	$0	6,000	$0	$4,779

Stock Option Grants

      The following table contains information relating to the Kimberly-Clark stock option grants made in 2003 to the named executive officers. The options are subject to the terms of the Kimberly-Clark 2001 Equity Participation Plan as applicable to terminated employees. In connection with the distribution, we will adopt with the approval of Kimberly-Clark in its capacity as our sole stockholder, the Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Plan and options to acquire Kimberly-Clark common stock that are outstanding immediately prior to the distribution and are held by the named executive officers (other than any options under the Kimberly-Clark Corporation Global Stock Option Plan) will be converted into substitute options to purchase our common stock, or to the extent such options are exercisable, they may instead, at the election of the named executive officer on or before the distribution date, remain exercisable in accordance with the terms of the applicable Kimberly-Clark equity compensation plan and related award agreement as applicable to terminated employees.

Option Grants in 2003 Fiscal Year

					Potential Realizable Value
	Number of	Percent of			at Assumed Annual Rates of
	Securities	Total Options			Stock Price Appreciation
	Underlying	Granted to	Exercise or		for Option Term(1)
	Option	Employees in	Base Price	Expiration
	Granted	Fiscal Year	($/sh)	Date	0% ($)	5% ($)	10% ($)

Sean T. Erwin	28,000	0.5	44.54	2/16/2013	0	784,307	1,987,588
Chairman of the Board, President and Chief Executive Officer
Steven S. Heinrichs
Vice President, General Counsel and Secretary
Bonnie C. Lind	8,000	0.1	44.54	2/16/2013	0	224,088	567,882
Vice President, Chief Financial Officer and Treasurer
William O’Connor	10,000	0.2	44.54	2/16/2013	0	280,110	709,853
Vice President — Sales and Marketing
James R. Piedmonte	6,000	0.1	44.54	2/16/2013	0	168,066	425,912
Vice President — Operations

(1)	The dollar amounts under these columns are the result of calculations assuming annual rates of stock price appreciation over the option term at the 5 percent and 10 percent rates set by, and the 0 percent rate permitted by, Securities and Exchange Commission rules and are not intended to forecast possible future appreciation, if any, in Kimberly-Clark’s common stock price.

Stock Option Exercises

      The following table contains information relating to the exercise of options to purchase Kimberly-Clark common stock by the named executive officers in 2003, as well as the number and value of their unexercised options to purchase Kimberly-Clark common stock as of September 30, 2004.

					Value of Unexercised
			Shares Subject to Options		In-The-Money Options at
	Shares		at September 30, 2004 (#)		September 30, 2004 ($)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Sean T. Erwin	10,000	$272,750	53,200	30,800	$228,900	$433,300
Chairman of the Board, President and Chief Executive Officer
Steven S. Heinrichs
Vice President, General Counsel and Secretary
Bonnie C. Lind	808	$11,072	13,794	8,203	$70,703	$121,651
Vice President, Chief Financial Officer and Treasurer
William O’Connor	2,000	$57,550	12,900	8,600	$47,576	$146,110
Vice President — Sales and Marketing
James R. Piedmonte	0	$0	19,344	6,601	$159,512	$92,870
Vice President — Operations

Restricted Stock

      In connection with the distribution, the named executive officers will receive shares of our common stock based on the number of outstanding shares of Kimberly-Clark restricted stock held and the distribution ratio for the distribution.

      In connection with the distribution, outstanding restricted stock awards granted to the named executive officers under the Kimberly-Clark equity compensation plans will be considered to vest on a prorated basis based on the number of full years of employment with Kimberly-Clark during the applicable restriction period prior to the distribution in accordance with the terms of the applicable Kimberly-Clark equity compensation plan and related award agreement. With respect to any partial year of employment with Kimberly-Clark prior to the distribution during the applicable restriction period, the named executive officer will receive a cash payment equal to the prorated value of the additional shares that would have become vested for that year, based on the number of full months of employment with Kimberly-Clark during that year which are completed prior to the distribution.

Defined Benefit Retirement Plan

      The table below illustrates the estimated annual standard pension benefit payable as of normal retirement at age 65 at specified compensation levels and years of service classifications and is based on the assumption of benefit liabilities accrued under the Kimberly-Clark defined plans by the defined benefit plan established by us.

Pension Plan Table

	Years of Benefit Service

	15	20	25	30	35	40	45
Remuneration	Years	Years	Years	Years	Years	Years	Years

100,000	22,500	30,000	37,500	45,000	52,500	60,000	67,500
200,000	45,000	60,000	75,000	90,000	105,000	120,000	135,000
400,000	90,000	120,000	150,000	180,000	210,000	240,000	270,000
600,000	135,000	180,000	225,000	270,000	315,000	360,000	405,000
800,000	180,000	240,000	300,000	360,000	420,000	480,000	540,000
1,000,000	225,000	300,000	375,000	450,000	525,000	600,000	675,000
1,200,000	270,000	360,000	450,000	540,000	630,000	720,000	810,000
1,400,000	315,000	420,000	525,000	630,000	735,000	840,000	945,000
1,600,000	360,000	480,000	600,000	720,000	840,000	960,000	1,080,000
1,800,000	405,000	540,000	675,000	810,000	945,000	1,080,000	1,215,000
2,000,000	450,000	600,000	750,000	900,000	1,050,000	1,200,000	1,350,000

      The compensation covered by our defined benefit plan for which the above table is provided includes the salary and bonus information set forth in the Summary Compensation Table. The amounts set forth in the table above are subject to offset for social security benefits. The estimated years of benefit service, which includes years of service while at Kimberly-Clark, as of normal retirement at age 65, for the named executive officers are: 38.1 years for Mr. Erwin, 41.9 years for Ms. Lind, 37.3 years for Mr. O’Connor and 43.4 years for Mr. Piedmonte. Mr. Heinrichs was not eligible to participate in the defined benefit plan, however, he does participate in a defined contribution plan. Under the defined benefit plan, an employee is entitled to receive an annual benefit based on years of benefit service, and integrated with social security benefits. Benefits under the plan will be limited to the extent required by the Code, with excess benefits over this limitation being paid pursuant to a defined benefit supplemental plan (as described below).

      Retirement benefits for participants who have at least five years of vesting service may begin on a reduced basis at age 55, or on an unreduced basis at normal retirement age. Unreduced benefits also are available for participants with 10 years of vesting service at age 62 or as early as age 60 with 30 years of vesting service. The normal form of benefit is a single-life annuity payable monthly. Benefits will be actuarially adjusted if the employee receives one of the available forms of joint and survivor or other optional forms of benefit.

      Mr. Heinrichs participates in our retirement contribution plan, a defined contribution plan. Under the retirement contribution plan, we provide monthly contributions to a retirement contribution account pursuant to a schedule based on the participant’s age and eligible earnings. Contributions are invested in certain designated investment options as elected by the participant. Distributions of the participant’s account balance are only available after termination of employment. Contributions under this plan will be limited to the extent required by the Code with excess contributions over this limitation being accrued pursuant to a defined contribution supplemental plan (as described below).

Supplemental Retirement Plans

      The supplemental retirement plans provide participants with a benefit equal to the difference between (i) the benefit payable to a participant under our defined benefit plan and/or the defined contribution plans, as applicable and (ii) the benefit that would be payable to a participant under such plans, calculated without regard to the annual benefit and compensation limitations imposed by the Code. The supplemental retirement plans are unfunded. In the event of a change of control of us, each participant would receive the present value of his or her accrued benefits in the supplemental retirement plans at that time in a lump sum. Each of the named executive officers will participate in one supplemental retirement plan.

Compensation of Directors

      We expect that each director who is not our employee, referred to in this information statement as an “outside director,” will receive an annual retainer fee of $36,000 and will be paid $1,000 for each Board and Committee meeting attended. The chairperson of the Audit Committee will be paid an additional $5,000 per year and directors chairing other committees will be paid an additional $3,000 per year. In addition, to ensure that directors have an ownership interest aligned with other stockholders, we expect that each outside director will be granted annually following his or her election to our Board options and/or restricted shares or units of our common stock having a value to be determined by our Board. Employee directors will receive no additional compensation for serving on our Board.

Executive Severance Plan

      We have adopted an executive severance plan that covers designated officers, including all of the named executive officers, and provides certain severance benefits upon termination of employment following a change in control of our company. Upon certain terminations within the two-year period following a change in control or the one-year period preceding such a change of control, the officer will be entitled to a lump-sum cash payment equal to (i) two times the sum of his annual base salary and targeted annual bonus; (ii) a lump-sum cash payment equal to any qualified retirement plan benefits forfeited as a result of such termination, as well as a lump-sum cash payment equal to the amount of retirement benefits such officer would have received under the qualified and supplemental retirement plans but for his or her termination for the two-year period following his or her termination; (iii) the cost of health insurance premiums for a period of two years; and (iv) a cash settlement of any accrued retiree medical credits, plus outplacement services. Payment of the benefits under the executive severance plan is subject to the executive executing an agreement that includes restrictive covenants and a general release of claims. The executive severance plan has been designed to limit exposure for any “parachute” excise taxes; but if such excise taxes apply, we will reimburse the officer on an after-tax basis for any excise taxes incurred by that executive due to executive severance plan.

Severance Pay Plan

      In addition, we have adopted a severance pay plan to provide regular and change in control severance to salaried employees. In the event of a qualifying termination, the severance pay plan generally provides officers (including named executive officers) severance equal to one year of base salary. Other eligible employees receive severance equal to one week’s pay for each year of employment with a minimum of six weeks pay and a maximum of 26 weeks pay. In the event of a qualifying termination following a change in control of our company, the severance pay plan generally provides (i) officers (other than officers covered by the executive severance plan discussed above) with a lump sum severance payment equal to two years of base salary, (ii) director-level employees with one year of base salary and (iii) other eligible employees with one week’s pay for each year of employment with a minimum of six weeks of pay and a maximum of 26 weeks of pay. Payment of severance under the severance pay plan is subject to the employee executing an agreement that includes restrictive covenants and a general release of claims.

Omnibus Stock and Incentive Plan

      On or before the distribution, we will adopt, with the approval of Kimberly-Clark in its capacity as our sole stockholder, the Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Plan. The purpose of this plan will be to encourage ownership in our common stock by those employees who have contributed, or are determined to be in a position to contribute, materially to our success, thereby increasing their interest in our long-term success. Eligibility in the plan is limited to our employees and directors and the employees of our affiliated companies.

      The plan will be administered by the Compensation Committee, which will consist entirely of independent directors. The Compensation Committee will, from time to time, select participants, determine the extent of awards under the plan and make all other necessary decisions and interpretations under the plan. Under this plan, the Compensation Committee, in its discretion, may grant awards of various types of equity-based compensation, including incentive and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, and performance units, in addition to certain cash-based awards. All grants and awards under the plan will be made at fair market value and no grant or award may be repriced after its grant. The plan (and the awards granted under the plan) will be designed to allow certain awards to meet the requirements for exemptions under Section 16 of the Securities Exchange Act of 1934 and the tax deductibility requirements of Section 162(m) of the Code.

OWNERSHIP OF OUR STOCK

      The following table sets forth the anticipated beneficial ownership of our common stock immediately following the distribution date by each of our directors and executive officers, and all directors and executive officers as a group, based upon information available to us concerning ownership of Kimberly-Clark common stock on November 1, 2004 (and assuming a distribution ratio of one share of our common stock for every 33 shares of Kimberly-Clark common stock). The mailing address of each of these individuals is c/o Neenah Paper, Inc., Preston Ridge III, 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005. As used in this information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). Based on ownership of Kimberly-Clark common stock as of November 1, 2004, no person is expected to be a beneficial owner of five percent or more of our common stock immediately following the distribution date.

	Shares Projected to
	be Beneficially		Percent of
Name	Owned(1)		Class(2)

Sean T. Erwin	173,178	(3)	1.1
James G. Grosklaus	2,033		*
Edward Grzedzinski	—		—
Steven S. Heinrichs	—		—
Mary Ann Leeper	—		—
Bonnie C. Lind	43,471	(3)(4)	*
Timothy S. Lucas	—		—
Philip C. Moore	—		—
William O’Connor	42,216	(3)(5)	*
James R. Piedmonte	63,048	(3)	*
Stephen M. Wood	—		—
All directors and executive officers as a group (11 persons)	323,946	(3)(6)	2.2

(1)	Except as otherwise noted, the directors and executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed.

(2)	An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual does not exceed one percent of our common stock.

(3)	Includes the following shares which could be acquired within 60 days of November 1, 2004: Mr. Erwin, 172,900 shares; Ms. Lind, 43,368 shares; Mr. O’Connor, 41,925 shares; Mr. Piedmonte, 62,868 shares; and all directors and executive officers as a group, 321,061 shares. The number of shares which can be acquired within 60 days has been based on an assumed conversion ratio for options, which will be updated at the time of the distribution based on the respective market prices for our shares of common stock and for shares of common stock of Kimberly-Clark.

(4)	Includes 1,168 shares as to which Ms. Lind shares beneficial ownership with her spouse.

(5)	Includes 3,515 shares as to which Mr. O’Connor shares beneficial ownership with his spouse.

(6)	Includes 4,683 shares as to which beneficial ownership is shared.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized Capital Stock

      Immediately following the distribution, our authorized capital stock will consist of 100 million shares of common stock, par value $0.01 per share, and 20 million shares of preferred stock, par value $0.01 per share. Based on approximately 486 million shares of Kimberly-Clark common stock that we expect to be outstanding on the record date, approximately 14.7 million shares of our common stock will be outstanding immediately following the distribution. All of the shares of our common stock distributed to Kimberly-Clark stockholders in the distribution will be validly issued, fully paid and non-assessable.

      The following is a summary description of our capital stock. For more complete information, you should read our certificate of incorporation and by-laws that are included as exhibits to the registration statement of which this information statement is a part.

Common Stock

      The holders of our common stock are entitled to one vote per share of common stock held on all matters voted on by our stockholders, including the election of directors, and except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available for that purpose. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock would be entitled to share ratably in all assets available for distribution to stockholders.

      The holders of our common stock have no preemptive rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any outstanding preferred stock.

      Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “NP.”

      EquiServe Trust Company, N.A. will serve as the transfer agent and registrar for our common stock.

Preferred Stock

      Our certificate of incorporation authorizes our Board of Directors, without the approval of our stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of our common stock.

      We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise.

      The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. See “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and Delaware Law.” In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common stockholders.

      Immediately following the distribution, no shares of preferred stock will be outstanding and, other than shares of our preferred stock that may become issuable pursuant to the rights plan, we have no present plans to issue any shares of our preferred stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We have historically transferred softwood and hardwood pulp to Kimberly-Clark at prices governed by an advance transfer pricing agreement between Kimberly-Clark and certain taxing authorities. Net sales for the pulp transferred to Kimberly-Clark was $293.3 million for the year ended December 31, 2003 and $242.4 million for the nine-month period ended September 30, 2004. Settlement of such pulp transfers was effected through Kimberly-Clark’s net investment account. In connection with the distribution, we will enter into a pulp supply agreement with Kimberly-Clark as more fully described under “Our Relationship with Kimberly-Clark after the Distribution–Pulp Supply Agreement.”

      Also, in connection with the distribution, we will enter into certain other agreements with Kimberly-Clark to define our ongoing relationship with Kimberly-Clark after the distribution. These other agreements will define responsibility for obligations arising before and after the distribution date, including, among others, obligations relating to our employees, certain transition services and taxes. See “Our Relationship with Kimberly-Clark After the Distribution.”

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF

INCORPORATION, BY-LAWS AND RIGHTS PLAN AND OF DELAWARE LAW

Certificate of Incorporation, By-Laws and Rights Plan

      Our certificate of incorporation and by-laws contain certain provisions that could make the acquisition of our company by means of a tender offer, proxy contest or otherwise more difficult. The description of these provisions set forth below is intended as a summary only. For more complete information, you should read our certificate of incorporation, by-laws and rights plan that are included as exhibits to the registration statement of which this information statement is a part.

Classified Board of Directors

      Our certificate of incorporation provides that our Board of Directors, subject to the rights of holders of our preferred stock, will be divided into three classes as nearly equal in number as possible. Class I will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2005, Class II will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2006 and Class III will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2007. Thereafter the directors in each class will serve for a three-year term, with each director to hold office until his successor is duly elected and qualified. This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because the staggered terms, together with the removal and vacancy provisions of our certificate of incorporation discussed below, would make it more difficult for a potential acquirer to gain control of our Board of Directors.

Number of Directors; Filling Vacancies; Removal

      Our certificate of incorporation provides that the number of directors shall be between 5 and 13 and, subject to the rights of holders of our preferred stock, our Board of Directors will fix the exact number of directors to comprise our Board of Directors. Subject to the rights of holders of our preferred stock, a director may only be removed from office for cause and by the affirmative vote of holders of record of outstanding shares of representing at least 80 percent of the voting power of all shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class. Additionally, subject to the rights of any series of outstanding preferred stock, only our Board of Directors may fill any vacancies resulting in our Board of Directors. As discussed above, these provisions, in combination with the classified Board of Directors, have the effect of making it difficult for a potential acquirer to gain control of our Board of Directors.

No Stockholder Action by Written Consent; Special Meetings

      Our certificate of incorporation and by-laws provide that, subject to the rights of holders of our preferred stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing of such stockholders. Special meetings may be called only by our Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the total authorized number of directors that we would have if there were no vacancies (which number is referred to in this information statement as the “Entire Board of Directors”), by the Chairman of our Board of Directors or by our Chief Executive Officer. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our Board of Directors, the Chairman of our Board of Directors or our Chief Executive Officer.

Advance Notice of Stockholder Nominations and Stockholder Proposals

      Our by-laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The business to be conducted at an annual meeting will be limited to business brought before the meeting by, or at the direction of our Board of Directors or by a stockholder who has given timely written notice to our secretary of that stockholder’s intention to bring such business before such meeting.

      Our by-laws govern stockholder nominations of candidates for election as directors. Under our by-laws, notice of a stockholder nomination will be timely only if it is delivered to us no less than 50 days nor more than 75 days prior to the meeting. However, if less than 60 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the earlier of the 10th day following the day on which such notice of the date of the meeting was mailed and public disclosure of the date of the meeting first made.

      The notice of a stockholder nomination must contain specified information, including, without limitation:

•	the name and address of the stockholder of record making the nomination;

•	a representation that the stockholder is entitled to vote at the meeting and intends to vote at the meeting;

•	the name, age, business and residence addresses and principal occupation or employment of the stockholder’s candidate;

•	a description of all arrangements or understandings between the stockholder and each candidate to serve as a director;

•	the consent of each candidate to serve as a director if so elected; and

•	such other information that would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

      Our by-laws govern the notification process of all other stockholder proposals to be brought before a meeting. Under our by-laws, notice of a stockholder proposal will be timely only if it is delivered to us not less than 120 days prior to the first anniversary of the date that our proxy statement was released to our stockholders in connection with the preceding year’s annual meeting. However, if the date of the annual meeting is changed by more than 30 days from such date, notice by the stockholder to be timely must be delivered no later than the close of business on the 150th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made.

      The notice of a stockholder proposal must contain specified information, including, without limitation:

•	a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the name and address of the stockholder of record making the proposal and a representation that the stockholder is entitled to vote at the meeting and intends to vote at the meeting;

•	the class and number of shares of our stock held by such stockholder;

•	the dates upon which the stockholder acquired such shares;

•	documentation supporting any claim of beneficial ownership;

•	a description of any material interest of the stockholder in such business; and

•	any other information required by the Rule 14a-8, or any successor provision.

      If the chairman of the meeting determines that the stockholder nomination or proposal was not properly brought before the meeting in accordance with the provisions of our certificate of incorporation or by-laws, as the case may be, that person will not be eligible for election as a director or that business will not be conducted at the meeting, as the case may be.

      The advance notice provisions may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Additionally, the advance notice provisions may deter a third party from conducting a solicitation to election its own slate of directors or approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Preferred Stock

      Our certificate of incorporation authorizes our Board of Directors, without the approval of our stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of our common stock. The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common stockholders.

Amendment of the Certificate of Incorporation and By-Laws

      Under Delaware law, the stockholders of a corporation have the right to adopt, amend or repeal the by-laws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, under Delaware law, if the certificate of incorporation so provides, the by-laws may be adopted, amended or repealed by the board of directors. Our certificate of incorporation provides that the affirmative vote of holders of record representing at least 66 2/3 percent of the voting power of all shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter, change, repeal or adopt any provision inconsistent with the provisions of our certificate of incorporation relating to:

•	our Board of Directors’ ability to establish a series and issue shares of preferred stock;

•	the inability of our stockholders to take action by written consent;

•	the calling of stockholder meetings;

•	the adoption, amendment or repeal of the by-laws by the affirmative vote of 80 percent of the voting power of all shares of capital stock then entitled to vote generally in the election of directors;

•	the number, powers, term, election and vacancy procedures of our Board of Directors;

•	the limitations on liability of our directors;

•	the percentage of voting power required to amend, alter, change, repeal or adopt any provision inconsistent with certain provisions of our certificate of incorporation; and

•	our relationship with Kimberly-Clark,

unless such amendment, alteration, change, repeal or adoption of such inconsistent provision was declared advisable by the affirmative vote of at least 66 2/3 percent of the Entire Board of Directors.

      The affirmative vote of the holders of a majority of the voting power of all shares of capital stock then entitled to vote generally in the election of directors is required to amend all other provisions of our certificate of incorporation. Our certificate of incorporation also provides that our Board of Directors may amend our by-laws.

      These supermajority voting requirements will have the effect of making any amendment by the stockholders of the by-laws or certain provisions of our certificate of incorporation more difficult, even if a majority of our stockholders believes that the amendment would be in their best interest.

Rights Plan

      We expect to adopt a stockholder rights plan before the distribution. Pursuant to the rights plan, one preferred stock purchase right (a “right”) will be issued and attached to each outstanding share of our common stock. Each right will entitle its holder, under the circumstances described below, to purchase from us one one-thousandth of a share of our series A junior participating preferred stock at an exercise price per right determined by our Board of Directors at the time of the distribution, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between us and EquiServe Trust Company, N.A., as rights agent. The following description of the rights is a summary and is qualified in its entirety by reference to the rights agreement, the form of which has been filed with the SEC as an exhibit to the registration statement of which this information statement is a part.

      Initially, the rights will be associated with the common stock and evidenced by the common stock certificates or book-entry statements, which will contain a notation incorporating the rights agreement by reference. The rights initially will be transferred with and only with underlying shares of common stock. The rights will become exercisable and separately certificated only upon the rights distribution date, which will occur upon the earlier of:

•	ten days following a public announcement that a person or group (an “acquiring person”) has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of our outstanding shares of common stock then outstanding (the date of the announcement being the “stock acquisition date”); or

•	ten business days (or later if determined by our Board of Directors prior to any person becoming an acquiring person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

      Until the rights distribution date, the surrender for transfer of any shares of common stock outstanding will also constitute the transfer of the rights associated with such shares.

      As soon as practicable after the rights distribution date, separate certificates or book-entry statements for the rights will be mailed to holders of record of common stock as of the close of business on the rights distribution date. From and after the rights distribution date, the separate certificates or book-entry statements alone will represent the rights. Except as otherwise provided in the rights agreement, only shares of common stock issued prior to the rights distribution date will be issued with rights.

      The rights are not exercisable until the rights distribution date and will expire ten years from their issuance, unless earlier redeemed or exchanged by us as described below.

      In the event (a “flip-in event”) that a person or group becomes an acquiring person, each holder of a right (other than any acquiring person and certain related parties, whose rights will automatically become null and void) will have the right to receive, upon exercise, common stock, or, in certain circumstances, cash, property or other securities of Neenah Paper, with a value equal to two times the exercise price of the right.

The rights may not be exercised following a flip-in event while we have the ability to cause the rights to be redeemed. Our ability to redeem the rights is described below.

      For example, at an exercise price of $100 per right, each right not owned by an acquiring person (or by certain related parties) following a flip-in event would entitle its holder to purchase $200 worth of common stock (or other consideration, as described above) for $100. Assuming that the common stock had a per share value of $50 at that time, the holder of each valid right would be entitled to purchase four shares of common stock for $100.

      In the event (a “flip-over event”) that, at any time following the stock acquisition date:

•	We are acquired in a merger or other business combination in which we are not the surviving entity,

•	We are acquired in a merger or other business combination in which we are the surviving entity and all or part of our common stock is converted into or exchanged for securities of another entity, cash or other property, or

•	50 percent or more of our assets or earning power is sold or transferred, then each holder of a right (except rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right. Flip-in events and flip-over events are collectively referred to as “triggering events.”

      Our Board of Directors may adjust the exercise price of the series A junior participating preferred stock, the number of shares of series A junior participating preferred stock issuable and the number of outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the series A junior participating preferred stock or common stock. With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least one percent of the then current exercise price.

      We may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by our Board of Directors) at any time until ten days following the stock acquisition date. Immediately upon the action of our Board of Directors authorizing any redemption, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

      At any time after any person or group becomes an acquiring person and prior to the acquisition by that person or group of 50 percent or more of the outstanding shares of common stock, we may exchange the rights (other than rights owned by that person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of series A junior participating preferred stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per right (subject to adjustment).

      Until a right is exercised, its holder, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not result in the recognition of taxable income by our stockholders or us, stockholders may, depending upon the circumstances, recognize taxable income after a triggering event.

      The terms of the rights may be amended by our Board of Directors without the consent of the holders of the rights. The Board of Directors could, among other things, lower the thresholds described above to the greater of ten percent or 0.001 percent more than the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons. Once a person or group has become an acquiring person no amendment can adversely affect the interests of the holders of the rights.

      The rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group who attempts to acquire a significant interest in us without advance approval from our Board of Directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us, even if the acquisition would be in the interest of our stockholders. Because we can redeem the rights, the rights will not interfere with a merger or other business combination approved by our Board of Directors.

Supermajority Voting Requirements

      In addition to the supermajority voting requirements to amend our certificate of incorporation and by-laws as discussed above, our certificate of incorporation requires that the affirmative vote of holders of 66 2/3 percent of the voting power of all shares of capital stock then entitled to vote is required to approve the following matters (unless such matters were declared advisable by the affirmative vote of at least 75 percent of the Entire Board of Directors):

•	our liquidation;

•	the sale, lease, exchange or conveyance of all or substantially all of our property and assets; and

•	the adoption of an agreement of merger or consolidation, unless no stockholder approval would be required under the laws of the State of Delaware.

Delaware Law

      Section 203 of the Delaware General Corporation Law provides that, subject to the exceptions specified in that section, a corporation may not engage in any business combination with any interested stockholder for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      Except as specified in Section 203 of the Delaware General Corporation Law, an “interested stockholder” is defined to include:

•	any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any person described in the preceding clause.

      Under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. It is anticipated that the provisions of Section 203 may encourage persons interested in acquiring our company to negotiate in advance with our Board, since those persons could avoid the stockholder approval requirement if a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION

OF OUR DIRECTORS AND OFFICERS

Limitation of Liability of Directors

      Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

      The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Officers and Directors

      Our certificate of incorporation and by-laws provide that each person who is, or was, or has agreed to become a director or officer of Neenah Paper, and each person who is, or was, or has agreed to serve at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified by us to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended. However, no indemnification will be provided to any director, officer, employee or agent if the indemnification sought is in connection with a proceeding initiated by such person without the authorization of our Board of Directors. The by-laws provide that this right to indemnification will be a contract right and will not be exclusive of any other right which any person may have or may in the future acquire under any statute, provision of the certificate of incorporation or by-laws, agreements, vote of stockholders or disinterested directors or otherwise. The by-laws also permit us to secure and maintain insurance on behalf of any director, officer, employee or agent for any liability arising out of his or her actions in such capacity, regardless of whether the by-laws would permit us to indemnify such person against such liability.

      We intend to obtain directors and officers liability insurance providing coverage to our directors and officers.

2005 ANNUAL MEETING OF STOCKHOLDERS

      Our by-laws provide that an annual meeting of stockholders will be held each year on a date specified by our Board of Directors. The first annual meeting of our stockholders after the distribution is expected to be held in April of 2005. In order to be considered for inclusion in our proxy materials for the 2005 annual stockholders meeting, any proposals by stockholders must be received at our principal executive offices at Neenah Paper, Inc., Attn: Corporate Secretary, Preston Ridge III, 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005 prior to November 30, 2004. We anticipate commencing the mailing of proxies for the 2005 annual stockholders meeting in March 2005. In addition, stockholders at the 2005 annual stockholders meeting may consider nominations for the election of directors brought by a stockholder of record on the record date for the meeting who is entitled to vote at such meeting and who has complied with the advance notice procedures established by our by-laws. A stockholder nomination for the election of directors intended to be brought before the 2005 annual stockholders meeting must be received by our corporate secretary on or after February 13, 2005 and on or prior to March 10, 2005. See “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law.”

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement, of which this information statement constitutes a part, under the Securities Exchange Act of 1934, as amended, with respect to our common stock being received by Kimberly-Clark stockholders in the distribution. This information statement does not contain all of the information set forth in the registration statement. For further information with respect to our business and our common stock being received by Kimberly-Clark stockholders in the distribution, please refer to the registration statement. While we have provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the registration statement. Each statement in this information statement regarding an agreement or other document is qualified in all respects by such exhibit. You may read and copy all or any portion of the registration statement at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, Washington, D.C. 20549 upon payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, such as Kimberly-Clark and Neenah Paper, that file electronically with the SEC. Upon completion of the distribution, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s Web site.

      You can also find additional information about Kimberly-Clark and Neenah Paper at www.kimberly-clark.com and www.neenahpaper.com, respectively.

      We intend to furnish our stockholders with annual reports containing consolidated financial statements (beginning with year 2004) audited by independent accountants.

      You should rely only on the information contained in this information statement and other documents referred to in this information statement. Neither we nor Kimberly-Clark has authorized anyone to provide you with information that is different. This information statement is being furnished by Kimberly-Clark solely to provide information to Kimberly-Clark stockholders who will receive our common stock in the distribution. It is not, and it is not to be construed as, an inducement or encouragement to buy or sell any securities of Kimberly-Clark or Neenah Paper. We and Kimberly-Clark believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date of this information statement, and neither we nor Kimberly-Clark will update the information except to the extent required in the normal course of our respective public disclosure practices and as required pursuant to the federal securities laws.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Kimberly-Clark Corporation:

      We have audited the accompanying combined balance sheets of the Pulp and Paper Business of Kimberly-Clark Corporation (Pulp and Paper Business), consisting of the Fine Paper and Technical Paper divisions and the Canadian pulp operations, as of December 31, 2003 and 2002, and the related combined statements of operations, cash flows and changes in Kimberly-Clark Corporation’s invested equity for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index to Pulp and Paper Business Financial Statements and Schedule at page F-1. These combined financial statements and the financial statement schedule are the responsibility of Kimberly-Clark Corporation’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      The accompanying combined financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of the Pulp and Paper Business, which is to be spun off to Kimberly-Clark Corporation’s stockholders as described in Note 1 to the combined financial statements, and may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if the Pulp and Paper Business had operated as a stand-alone company during the periods presented.

      In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Pulp and Paper Business at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

DELOITTE & TOUCHE LLP

Dallas, Texas

June 25, 2004

PULP AND PAPER BUSINESS

COMBINED STATEMENTS OF OPERATIONS

(Dollars in millions, except as noted)

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)
Net Sales	$558.5	$494.8	$665.8	$658.0	$701.2
Cost of products sold	457.1	418.7	557.9	526.4	558.4

Gross Profit	101.4	76.1	107.9	131.6	142.8
Marketing, research and general expenses	29.7	26.4	34.6	33.6	37.2
Other (income) and expense — net	2.3	8.5	10.0	(1.3)	(4.5)

Income Before Income Taxes	69.4	41.2	63.3	99.3	110.1
Provision for income taxes	26.1	16.5	24.4	37.0	35.5

Net Income	$43.3	$24.7	$38.9	$62.3	$74.6

See Notes to Combined Financial Statements

PULP AND PAPER BUSINESS

COMBINED BALANCE SHEETS

(Dollars in millions, except as noted)

		December 31,
	September 30,
	2004	2003	2002

	(Unaudited)
ASSETS
Current Assets
Accounts receivable, net	$87.9	$77.1	$73.5
Inventories	87.5	85.7	79.9
Deferred income taxes	3.6	3.7	3.3
Prepaid and other current assets	1.0	4.9	5.7

Total Current Assets	180.0	171.4	162.4
Property, Plant and Equipment — net	359.1	368.1	340.4
Timberlands	5.0	5.2	4.5
Deferred Income Taxes	23.4	19.1	7.5
Other Assets	32.2	28.2	25.5

TOTAL ASSETS	$599.7	$592.0	$540.3

LIABILITIES AND INVESTED EQUITY
Current Liabilities
Trade accounts payable	$35.2	$32.7	$26.6
Other payables	5.8	6.6	10.6
Accrued expenses	34.3	30.4	26.8

Total Current Liabilities	75.3	69.7	64.0
Noncurrent Employee Benefits and Other Obligations	56.7	54.1	43.8
Deferred Income Taxes	33.6	34.5	38.8

TOTAL LIABILITIES	165.6	158.3	146.6

Invested Equity
Kimberly-Clark’s net investment	430.8	436.8	446.5
Accumulated other comprehensive income (loss)	3.3	(3.1)	(52.8)

Total Invested Equity	434.1	433.7	393.7

TOTAL LIABILITIES AND INVESTED EQUITY	$599.7	$592.0	$540.3

See Notes to Combined Financial Statements

PULP AND PAPER BUSINESS

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in millions, except as noted)

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)
OPERATING ACTIVITIES:
Net income	$43.3	$24.7	$38.9	$62.3	$74.6
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	27.1	25.8	35.3	34.3	38.9
Deferred income tax benefit	(5.0)	(6.3)	(8.2)	(1.7)	(11.8)
Loss on asset dispositions	0.9	—	0.1	3.1	25.3
Decrease in operating working capital	0.9	12.6	10.3	15.3	19.8
Postretirement benefits	(5.3)	(3.0)	(1.3)	(1.3)	(2.0)
Other	0.1	(1.1)	(1.5)	(0.2)	0.4

NET CASH PROVIDED BY OPERATING ACTIVITIES	62.0	52.7	73.6	111.8	145.2

INVESTING ACTIVITIES
Capital spending	(13.5)	(16.9)	(24.4)	(18.4)	(29.1)
Proceeds from dispositions of property	0.2	1.8	1.9	1.7	3.6
Other	0.6	0.6	(1.1)	0.7	(0.6)

NET CASH USED IN INVESTING ACTIVITIES	(12.7)	(14.5)	(23.6)	(16.0)	(26.1)

FINANCING ACTIVITIES
Net transfers to Kimberly-Clark	(49.3)	(38.2)	(50.0)	(95.8)	(119.1)

Net change in Cash and Cash Equivalents	$—	$—	$—	$—	$—

See Notes to Combined Financial Statements

PULP AND PAPER BUSINESS

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

(Dollars in millions, except as noted)

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)
KIMBERLY-CLARK’S NET INVESTMENT
Beginning balance	$436.8	$446.5	$446.5	$479.5	$495.7
Net income	43.3	24.7	38.9	62.3	74.6
Net transfers to Kimberly-Clark	(49.3)	(38.2)	(50.0)	(95.8)	(119.1)
Non-cash transfers from Kimberly-Clark	—	(0.1)	1.4	0.5	28.3

Ending balance	430.8	432.9	436.8	446.5	479.5

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Beginning balance	(3.1)	(52.8)	(52.8)	(29.4)	(13.6)
Foreign currency translation	6.9	39.0	59.7	2.5	(16.1)
Minimum pension liability	—	—	(9.4)	(26.5)	0.2
Other	(0.5)	(0.5)	(0.6)	0.6	0.1

Ending balance	3.3	(14.3)	(3.1)	(52.8)	(29.4)

TOTAL INVESTED EQUITY	$434.1	$418.6	$433.7	$393.7	$450.1

COMPREHENSIVE INCOME
Net income	$43.3	$24.7	$38.9	$62.3	$74.6
Other comprehensive income (loss)	6.4	38.5	49.7	(23.4)	(15.8)

Total comprehensive income	$49.7	$63.2	$88.6	$38.9	$58.8

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions, except as noted)

Note 1.	Background and Basis of Presentation

Background

      On June 8, 2004, Kimberly-Clark Corporation (“Kimberly-Clark”) announced its intention to distribute its Canadian pulp operations and its fine paper and technical paper businesses (collectively, the “Pulp and Paper Business”) to its stockholders. Neenah Paper, Inc. (“Neenah” or the “Company”), which will own the Pulp and Paper Business, will produce a range of premium and specialty papers and more than 700,000 metric tons of pulp per year.

      Kimberly-Clark expects the distribution (“Distribution”) to take the form of a spin-off by means of a special dividend to Kimberly-Clark’s common stockholders of all the Company’s common stock owned by Kimberly-Clark. Kimberly-Clark anticipates the Distribution will occur by the end of 2004. Completion of the Distribution is contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in the information statement to which these financial statements are a part, including receipt of a favorable ruling from the Internal Revenue Service or a favorable opinion from Kimberly-Clark’s tax advisor as to the tax-free nature of the Distribution for U.S. federal income tax purposes.

      The combined financial statements of the Pulp and Paper Business include Kimberly-Clark’s fine paper, technical paper and Canadian pulp operations. The Canadian pulp operations are comprised of the Terrace Bay, Ontario pulp mill and the Pictou, Nova Scotia pulp mill and related timberlands. In connection with the Distribution, Kimberly-Clark will transfer all the assets and liabilities of the Pulp and Paper Business to the Company. In addition, Kimberly-Clark will transfer certain assets and liabilities of Kimberly-Clark sponsored employee benefit plans to the Company. Kimberly-Clark’s investment in the Pulp and Paper Business is shown as Kimberly-Clark’s Net Investment in lieu of Stockholders’ Equity in the combined financial statements because no direct ownership relationship existed among the entities that will comprise the Company.

Basis of Presentation

      The combined financial statements have been derived from the consolidated financial statements and accounting records of Kimberly-Clark using the historical results of operations and the historical basis of assets and liabilities of the businesses. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein do not reflect the Pulp and Paper Business’ results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Pulp and Paper Business been a stand-alone company during the periods presented. See Note 13 for transactions with Kimberly-Clark.

      Certain corporate, general and administrative expenses of Kimberly-Clark have been allocated to the Pulp and Paper Business, using a three factor formula comprised of net sales, total assets and employee head count. In the opinion of management, such an allocation is reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for management to estimate for all historical periods presented, the actual level of expenses that might have been incurred had the Pulp and Paper Business been operating as an independent company. General corporate overhead primarily includes information technology, accounting, cash management, legal, tax, insurance, public relations and information technology. These expenses amounted to $0.6, $0.7 and $0.8 in 2003, 2002 and 2001, respectively, and $0.4 and $0.5 for the (unaudited) nine-month periods ended September 30, 2004 and 2003, respectively. Following the Distribution, the Company will perform these functions using its own resources or purchased services, some of which will be provided by Kimberly-Clark for a period of time following the Distribution pursuant to a Corporate Services Agreement.

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

      Kimberly-Clark uses a centralized approach to cash management and the financing of its operations. Cash deposits from the Pulp and Paper Business are transferred to Kimberly-Clark on a regular basis and are netted against Kimberly-Clark’s Net Investment account. Consequently, none of Kimberly-Clark’s cash, cash equivalents or debt has been allocated to the Pulp and Paper Business in the combined financial statements.

      Changes in Kimberly-Clark’s Net Investment represent any funding from Kimberly-Clark for working capital and capital expenditures after giving effect to the Pulp and Paper Business’ transfers to Kimberly-Clark of its cash flows from operations.

Cash Payment to Kimberly-Clark

      Immediately prior to the Distribution, the Company will make a payment of approximately $215 to a Kimberly-Clark subsidiary. The Company expects that the funds necessary to make that payment will be obtained by the Company from the proceeds of long-term debt incurred at the time of the Distribution.

Pension and Postretirement Costs

      At the date of the Distribution, the Company will assume responsibility for pension and postretirement benefit obligations for the active employees of the Pulp and Paper Business. Obligations related to former employees of the U.S. paper operations will remain the responsibility of Kimberly-Clark. Obligations related to former employees of the Canadian pulp operations will become the responsibility of the Company.

      A share of pension assets related to employees of the U.S. paper operations for which the Company will assume responsibility will be transferred from a Kimberly-Clark pension trust to a new trust for a pension plan to be established by the Company. This new pension plan will provide substantially similar benefits and will credit such employees for service earned with Kimberly-Clark. With respect to Canadian employees, the Company will assume the Kimberly-Clark pension plans in which such employees participate.

      See Note 6 for more information.

Income Taxes

      Income tax provisions and related deferred tax assets and liabilities of the Pulp and Paper Business have been calculated on a separate tax return basis. However, Kimberly-Clark has managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Pulp and Paper Business would have followed or will follow as a stand-alone entity.

Interim Financial Information (Unaudited)

      The financial information as of September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 is unaudited, but includes all adjustments, consisting only of normal and recurring accruals, that management considers necessary for a fair presentation of its combined results of operations, financial position and cash flows. Results for the nine-month period ended September 30, 2004 are not necessarily indicative of results to be expected for the full fiscal year 2004 or any other future period.

Note 2.	Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results could differ from these estimates, and changes in these estimates are recorded

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

when known. Estimates are used in accounting for, among other things, pension benefits, retained insurable risks, allowances for doubtful accounts, useful lives for depreciation and amortization, future cash flows associated with impairment testing for long-lived assets, deferred tax assets and contingencies.

Inventories and Distribution Costs

      U.S. inventories are valued at the lower of cost, using the Last-In, First-Out (LIFO) method for financial reporting purposes, or market. Canadian inventories are valued at the lower of cost, using either the First-In, First-Out (FIFO) or a weighted-average cost method, or market. Cost includes labor, materials and production overhead. Inventories of the Canadian Pulp Operations include both roundwood (logs) and wood chips. These inventories are located both at the pulp mills and at various timberlands locations. In accordance with industry practice, physical inventory counts utilize ‘scaling’ techniques to estimate quantities of roundwood, as well as various electronic devices to calculate wood chip inventory amounts. These techniques historically have provided accurate estimates of such inventories. Distribution costs are classified as cost of products sold.

Foreign Currency

      Balance sheet accounts of the Canadian pulp operations are translated from Canadian dollars into U.S. dollars at period-end exchange rates, and income and expenses are translated at average exchange rates during the period. Translation gains or losses related to net assets located in Canada are shown as a component of accumulated other comprehensive income (loss) in invested equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s functional currency) are included in other (income) and expense-net in the combined statements of operations.

Property and Depreciation

      For financial reporting purposes, property, plant and equipment are stated at cost and are depreciated on either the units-of-production or the straight-line method. Buildings are depreciated over their estimated useful lives, primarily 40 years. Machinery and equipment are depreciated over their estimated useful lives, primarily 20 years. For income tax purposes, accelerated methods of depreciation are used.

      Estimated useful lives are periodically reviewed and, when warranted, changes are made to them. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their cost may not be recoverable. An impairment loss would be recognized when estimated undiscounted future pre-tax cash flows from the use of the asset are less than its carrying amount. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset over its fair value. Fair value is generally measured using discounted cash flows. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet, and any gain or loss on the transaction is included in income.

      The cost of maintenance performed on manufacturing facilities, composed of labor, materials and other incremental costs, is charged to operations as incurred. Start-up costs for new or expanded facilities are expensed as incurred.

Timberlands

      Timberlands are stated at cost, less the accumulated cost of timber previously harvested. The timberlands owned by the Pulp and Paper Business in Pictou, Nova Scotia and those controlled under long-term licenses in Terrace Bay, Ontario and Pictou, Nova Scotia support the Pulp and Paper Business’ pulp manufacturing facilities at those respective locations. The Pulp and Paper Business’ owned timberlands have long-rotation

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

and growing cycles averaging over 40 years. Capitalized costs for these timberlands include site preparation, initial planting and seeding. The costs of fertilization, control of competition (brush control) and seedling protection activities (principally herbicide and insecticide applications) during the stand establishment period also are capitalized. The Pulp and Paper Business charges capitalized costs, excluding land, to operations at the time the wood is harvested, based on periodically determined depletion rates.

      Fertilization, control of competition and seedling protection activities following the stand establishment period are expensed as incurred. The Pulp and Paper Business pays stumpage fees for wood harvested under long-term licenses and charges such costs to operations as incurred. Costs of administration, insurance, property taxes, and interest are expensed as incurred.

      The Pulp and Paper Business distinguishes between costs associated with pre-merchantable timber and costs associated with merchantable timber. Costs of merchantable timber are currently depletable, whereas costs of pre-merchantable timber are not yet depletable. Timberland depletion rates for owned timberlands are calculated periodically, based on capitalized costs and the total estimated volume of timber that is mature enough to be harvested and processed. Timber inventory volume is determined by adding an estimate of current-year growth to the prior-year ending balance, less the current-year harvest. The volume and growth estimates are tested periodically using statistical sampling techniques. The depletion rate calculated at the end of the year is used to calculate the cost of timber harvested in the subsequent year.

      The cost of permanent and secondary logging roads is capitalized and amortized over the estimated useful lives of the roads, primarily 20 years. The cost of tertiary roads (which are not permanent) is expensed as incurred.

Revenue Recognition

      Sales revenue for the Pulp and Paper Business and its business segments is recognized at the time of product shipment or delivery, depending on when title passes, to unaffiliated customers or to Kimberly-Clark, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Sales are reported net of allowable discounts, estimated returns and freight allowed.

Research Expense

      Research and development costs are charged to expense as incurred.

Environmental Expenditures

      Environmental expenditures related to current operations that qualify as property, plant and equipment or which substantially increase the economic value or extend the useful life of an asset are capitalized, and all other such expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed as incurred. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or a commitment to a formal plan of action. At environmental sites in which more than one potentially responsible party has been identified, a liability is recorded for the estimated allocable share of costs related to the Pulp and Paper Business’ involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites in which the Pulp and Paper Business is the only responsible party, a liability for the total estimated costs of remediation is recorded. Liabilities for future expenditures for environmental remediation obligations are not discounted and do not reflect any anticipated recoveries from insurers.

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

Other Comprehensive Income

      Comprehensive income includes, in addition to net income, unrealized gains and losses recorded directly into a separate section of invested equity on the combined balance sheet. These unrealized gains and losses are referred to as other comprehensive income items. The accumulated other comprehensive loss shown on the combined balance sheets consists primarily of foreign currency translation and minimum pension liability adjustments. The foreign currency translation adjustments are not adjusted for income taxes since they relate to indefinite investments in the Canadian pulp operations.

Accounting Standards Changes

      On January 1, 2002, Statement of Financial Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets was adopted. Under this standard, goodwill and intangible assets having indefinite lives are no longer amortized but are subject to annual impairment tests with any resulting impairment loss recognized during the period of impairment. The Pulp and Paper Business currently has no goodwill and also has determined that it has no identified intangible assets with indefinite useful lives.

      On January 1, 2003, SFAS 143, Accounting for Asset Retirement Obligations was adopted. SFAS 143 addresses the accounting and reporting for the retirement of long-lived assets and related retirement costs. Adoption of SFAS 143 had no significant effect on the Pulp and Paper Business’ combined financial statements.

      On January 1, 2003, SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities was adopted. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). Adoption of SFAS 146 had no effect on the combined financial statements.

      On January 1, 2003, FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others was adopted. FIN 45 requires disclosure of guarantees. It also requires liability recognition for the fair value of guarantees made after December 31, 2002. Adoption of FIN 45 had no effect on the combined financial statements.

      In May 2003, SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity was issued. SFAS 150 requires that certain instruments classified as part of stockholders’ equity or between stockholders’ equity and liabilities be classified as liabilities. The Pulp and Paper Business has no instruments that would be affected by SFAS 150.

      In December 2003, FIN 46 (Revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB 51, (“FIN 46R”) was issued. FIN 46R requires consolidation of entities in which the Pulp and Paper Business is the primary beneficiary, despite not having voting control. Likewise, it does not permit consolidation of entities in which the Pulp and Paper Business has voting control but is not the primary beneficiary. The Pulp and Paper Business currently has no interests in any variable interest entities. Accordingly, adoption of FIN 46R had no effect on the combined financial statements.

      In December 2003, SFAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, (“SFAS 132R”) was issued. SFAS 132R revises the disclosures for pension plans and other postretirement benefit plans. The Pulp and Paper Business has adopted the annual and interim disclosure requirements of SFAS 132R.

      On April 1, 2004, FASB Staff Position 106-2 (“FSP 106-2”), Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003, was adopted. Adoption of FSP 106-2 reduced the Pulp and Paper Business accumulated postretirement benefit obligation by

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

approximately $2.2 and resulted in an unrecognized actuarial gain of a similar amount. Adoption resulted in a $0.2 reduction in postretirement benefits cost for the nine-month period ended September 30, 2004.

Note 3.	Risk Management

      The Pulp and Paper Business is exposed to risks such as changes in foreign currency exchange rates and pulp prices. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All foreign currency derivative instruments are either exchange traded, entered into with major financial institutions or with a wholly-owned finance subsidiary of Kimberly-Clark. Credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

      In accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Pulp and Paper Business records all derivative instruments as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in income or other comprehensive income, as appropriate. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. The gain or loss on derivatives that have not been designated as hedging instruments is included in current income in the period that changes in fair value occur.

Pulp Price and Foreign Currency Risk

      The operating results, cash flows and financial condition of the Pulp and Paper Business are subject to pulp price risk. Pulp prices, which are set in U.S. dollars, are determined by industry supply and demand. The average published industry index price of a metric ton of Northern Softwood Kraft pulp in U.S. dollars was $685 in 2000, $565 in 2001, $487 in 2002 and $553 in 2003. The 2001 average published industry index price of $565 compared to the 2002 average published industry index price of $487 resulted in a decline in gross sales of approximately $44 million, whereas the 2002 average published industry index price of $487 compared to the 2003 average published industry index price of $553 resulted in an increase in gross sales of approximately $36 million.

      Because the price of pulp is set in U.S. dollars and the cost of producing pulp is incurred principally in Canadian dollars, the profitability of the pulp operations of the Pulp and Paper Business is subject to foreign currency risk. Prior to 2003, this foreign currency risk was occasionally managed by the use of foreign currency forward contracts. The use of these instruments allows management of this transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments are intended to offset, in whole or in part, losses or gains on the underlying foreign currency transactional exposure. Translation exposure is not hedged.

      In addition, the Pulp and Paper Business is subject to price risk for utilities which are used in its manufacturing operations. Derivative instruments are used to hedge this risk when it is deemed prudent to do so.

Cash Flow Hedges

      The cash flow hedges of the Pulp and Paper Business were effective in 2003, 2002 and 2001 and consequently resulted in no net income effect. During the same period in which the hedged forecasted transactions affected earnings, the Pulp and Paper Business reclassified $(0.5), $(0.8) and $0.5 of after-tax (gains) losses from accumulated other comprehensive income to earnings in 2003, 2002 and 2001,

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

respectively. At December 31, 2003, the Pulp and Paper Business expects to reclassify $0.4 of after-tax gains from accumulated other comprehensive income to earnings during the next twelve months. The maximum maturity of cash flow derivatives in place at December 31, 2003 was April 2004.

Note 4.	Commitments

Leases

      The future minimum obligations under operating leases having a noncancelable term in excess of one year as of December 31, 2003, are as follows:

Year Ending December 31:
2004	$1.9
2005	1.7
2006	1.4
2007	0.7
2008	0.7
Thereafter	7.1

Future minimum obligations	$13.5

      Rental expense under operating leases was $2.7, $2.4 and $2.6 in 2003, 2002 and 2001, respectively.

      In 2004, the Pulp and Paper Business entered into two ten-year operating leases for its Alpharetta, Georgia headquarters and a Roswell, Georgia research and development facility. Anticipated payments under these leases are approximately $0.2 in 2005 and between $0.6 and $0.8 per year in 2006 through 2014, for a total cost of about $6.6.

Purchase Commitments

      The Pulp and Paper Business has entered into long-term contracts for the purchase of sawmill wood chips and utilities, principally electricity. The minimum purchase commitments extend beyond 2008. Commitments under these contracts are approximately $31.6 in 2004, $32.0 in 2005, $24.9 in 2006, $24.9 in 2007 and $24.9 in 2008. Total commitments beyond 2008 are $60.8.

      Although the Pulp and Paper Business is primarily liable for payments on the above-mentioned leases and purchase commitments, management believes exposure to losses, if any, under these arrangements is not material.

Note 5.	Contingencies and Legal Matters

Litigation

      A subsidiary of Kimberly-Clark is a co-defendant in a vehicle accident lawsuit pending in Ontario (Canada) Superior Court of Justice since August, 1998. The plaintiffs in this lawsuit include the driver of one of the vehicles involved in the accident and his passengers. The driver sustained severe injuries, including paralysis, as a result of the accident on a bush road located within a forest where the subsidiary conducts logging operations. The plaintiffs claim that Kimberly-Clark was responsible for maintaining the bush road on which the accident occurred. In particular, the plaintiffs claim that Kimberly-Clark should have cut the trees and other growth on the sides of the bush road and the alleged failure to do so caused or contributed to the cause of the accident. The plaintiffs are seeking significant money damages, plus costs and attorneys fees. Kimberly-Clark has denied liability and has raised numerous defenses in this lawsuit. Pursuant to the

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

Distribution Agreement, the Company will indemnify Kimberly-Clark for liabilities and costs, including attorneys’ fees and other costs of defense, arising out of this lawsuit, net of any insurance recovery by Kimberly-Clark.

      The Pulp and Paper Business is involved in certain other legal actions and claims arising in the ordinary course of business. While the outcome of those legal actions and claims cannot be predicted with certainty, management does not believe that these actions and claims will have a material adverse effect on the financial condition, results of operations or liquidity of the Pulp and Paper Business.

Environmental, Health and Safety Matters

      The Pulp and Paper Business is subject to federal, state, provincial and local laws, regulations and ordinances relating to various environmental, health and safety matters. The Pulp and Paper Business is in compliance with, or is taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of the Pulp and Paper Business exposes it to the risk of claims with respect to environmental, health and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Except for certain orders issued by environmental, health and safety regulatory agencies, with which management believes the Pulp and Paper Business is in compliance and which management believes are immaterial to the results of operations of the Pulp and Paper Business, the Pulp and Paper Business is not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters.

      While the Pulp and Paper Business has incurred in the past several years, and will continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and ordinances, management believes that its future cost of compliance with environmental, health and safety laws, regulations and ordinances, and its exposure to liability for environmental, health and safety claims will not have a material adverse effect on its financial condition, results of operations or liquidity. However, future events, such as changes in existing laws and regulations or contamination of sites owned, operated or used for waste disposal by the Pulp and Paper Business (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

      The Pulp and Paper Business incurs capital expenditures necessary to meet legal requirements and otherwise relating to the protection of the environment at its facilities in the United States and Canada. For these purposes, it has planned capital expenditure programs for which it anticipates incurring approximately $1.3 in 2004, approximately $13.0 in 2005 and approximately $13.7 in 2006, of which no material amount is the result of environmental fines or settlements. Including the amounts identified in the preceding sentence, planned expenditures for major projects during the 2004 through 2008 period include approximately $20 for an effluent discharge pipeline and a new outfall at the Pictou mill and between approximately $18 and $25 for equipment and engineering to abate total reduced sulphur emissions and for other environmental matters at the Pictou and Terrace Bay mills, to remove and replace transformers containing polychlorinated biphenyls at the Terrace Bay mill, to improve stream crossings in the timberlands licensed from the Province of Ontario and for an air scrubber for the Munising mill’s coal fired boiler. Those capital expenditures are not expected to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

Note 6.	Postretirement and Other Benefits

Pension Plans

      Substantially all regular employees of the Pulp and Paper Business participate in Kimberly-Clark’s defined benefit pension plans and defined contribution retirement plans. In connection with the Distribution, Kimberly-Clark will retain the obligations for former employees of the U.S. paper operations.

      In connection with the Distribution, obligations related to former and active employees of the Canadian pulp operations and active employees of the U.S. paper operations will become the responsibility of the Company. A share of pension assets related to active employees of the U.S. paper operations will be transferred from Kimberly-Clark’s pension trust to new pension trust for the plan to be established by the Company. This new plan will provide substantially similar benefits and will credit such employees for service earned with Kimberly-Clark. With respect to Canadian employees, the Company will assume the Kimberly-Clark pension plans in which such employees participate.

      Kimberly-Clark’s funding policy for the qualified defined benefit plans that will become the responsibility of the Company was to contribute assets to fully fund the accumulated benefit obligation (“ABO”). Subject to regulatory and tax deductibility limits, any funding shortfall was to be eliminated over a reasonable number of years. Nonqualified plans providing pension benefits in excess of limitations imposed by the taxing authorities were not funded.

      A minimum pension liability for underfunded plans representing the excess of the unfunded ABO over previously recorded net pension liabilities has been reflected on the combined balance sheet. The minimum pension liability is included in noncurrent employee benefits and other obligations on the combined balance sheets. An offsetting amount is included as an intangible asset to the extent of unrecognized prior service cost, and the balance is included in accumulated other comprehensive income. The principal causes of the accrual for the additional minimum pension liability were decreases in both 2003 and 2002 in the discount rates used to estimate the ABO and a decline in the value of equity securities in 2002 held by the Kimberly-Clark pension trusts.

      Information about the minimum pension liability and other comprehensive income follows:

	December 31,

	2003	2002

Minimum pension liability	$62.6	$47.6
Less intangible asset	6.4	5.9

Accumulated other comprehensive income	$56.2	$41.7

Other Postretirement Benefit Plans

      The employees of the Pulp and Paper Business participate in Kimberly-Clark’s health care and life insurance benefit plans, which cover substantially all retirees and active employees. Certain benefits are based on years of service and/or age at retirement. The plans are principally noncontributory for employees who were eligible to retire before 1993 and contributory for most employees who retire after 1992, except that Kimberly-Clark provides no subsidized benefits to most employees hired after 2003. Obligations related to former and active employees of the Canadian pulp operations and active employees of the U.S. paper operations will become the responsibility of the Company. The Company plans to establish new health care and life insurance benefit plans that will provide substantially similar benefits and credit such employees for service earned with Kimberly-Clark.

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

      On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) became law. Among other things, the Act provides a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. On April 1, 2004, FASB Staff Position 106-2 (“FSP 106-2”), Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003, was adopted. Adoption of FSP 106-2 reduced the Pulp and Paper Business accumulated postretirement benefit obligation by approximately $2.2 and resulted in an unrecognized actuarial gain of a similar amount. Adoption resulted in a $0.2 reduction in postretirement benefits cost for the nine-month period ended September 30, 2004.

      Prior to 2004, the U.S. plans limited Kimberly-Clark’s future annual per capita retiree medical benefits to no more than 200 percent of the 1992 annual per capita cost. These plans reached this limitation (the “Cap”) and were amended during 2003. Among other things, the amendments index the Cap by 3 percent annually beginning in 2005 for certain employees retiring on or before April 1, 2004 and limit the future cost for retiree health care benefits to a defined fixed per capita cost for certain employees retiring after April 1, 2004. The health care cost trend rate for all uncapped obligations in the U.S. and Canada is expected to be 7.88 percent in 2004 and to decrease to 5.11 percent in 2011 and thereafter.

      An accrued benefit obligation for other postretirement benefits that will become the responsibility of the Company has been reflected in noncurrent employee benefits and other obligations on the combined balance sheet.

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

      The following table reconciles the benefit obligations, plan assets, funded status and net liability information of the Company’s pension and other benefit plans after giving effect to the transactions that will occur in connection with the Distribution.

	Pension Benefits		Other Benefits

	Year Ended December 31,

	2003	2002	2003	2002

Change in Benefit Obligation:
Benefit obligation at beginning of year	$234.5	$214.0	$34.7	$29.9
Service cost	7.6	6.7	1.2	1.0
Interest cost	17.5	15.2	2.6	2.2
Currency	43.7	1.6	5.4	0.2
Actuarial loss	35.4	5.0	7.4	2.1
Benefit payments from plans	(10.4)	(8.3)	(1.0)	(0.7)
Other	0.4	0.3	0.2	—

Benefit obligation at end of year	$328.7	$234.5	$50.5	$34.7

Change in Plan Assets:
Fair value of plan assets at beginning of year	$198.5	$211.6	$—	$—
Actual gain (loss) on plan assets	35.4	(15.3)	—	—
Employer contributions	16.2	8.6	1.0	0.7
Currency and other	35.6	1.9	—	—
Benefit payments	(10.4)	(8.3)	(1.0)	(0.7)

Fair value of plan assets at end of year	$275.3	$198.5	$—	$—

Funded Status:
Benefit obligation in excess of plan assets	$(53.4)	$(36.0)	$(50.5)	$(34.7)
Unrecognized net actuarial loss	113.3	83.7	10.7	2.6
Unrecognized transition amount	(0.8)	(0.8)	—	—
Unrecognized prior service cost (benefit)	7.0	6.7	0.1	(0.1)

Net amount recognized	$66.1	$53.6	$(39.7)	$(32.2)

Amounts Recognized in the Balance Sheets:
Prepaid benefit cost	$17.8	$17.1	$—	$—
Accrued benefit cost	(14.3)	(11.1)	(39.7)	(32.2)
Intangible asset	6.4	5.9	—	—
Accumulated other comprehensive income	56.2	41.7	—	—

Net amount recognized	$66.1	$53.6	$(39.7)	$(32.2)

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

      Summary disaggregated information about the pension plans follows:

	December 31,

	Assets		ABO
	Exceed ABO		Exceeds Assets		Total

	2003	2002	2003	2002	2003	2002

Projected benefit obligations	$61.2	$46.7	$267.5	$187.8	$328.7	$234.5
ABO	45.5	34.3	229.6	159.5	275.1	193.8
Fair value of plan assets	60.0	50.2	215.3	148.3	275.3	198.5

     Components of Net Periodic Benefit Cost

	Pension Benefits			Other Benefits

	Year Ended December 31,

	2003	2002	2001	2003	2002	2001

Service cost	$7.1	$6.3	$6.4	$1.0	$1.0	$0.9
Interest cost	21.9	19.2	19.7	3.6	3.2	3.1
Expected return on plan assets(a)	(22.4)	(23.9)	(27.4)	—	—	—
Recognized net actuarial loss	6.1	1.9	0.3	0.2	—	—
Other	0.7	0.7	0.4	—	—	—

Net periodic benefit cost (credit)	$13.4	$4.2	$(0.6)	$4.8	$4.2	$4.0

(a)	The expected return on plan assets is determined by multiplying the fair value of plan assets at the prior year-end (adjusted for estimated current year cash benefit payments and contributions) by the expected long-term rate of return.

	Pension		Other
	Benefits		Benefits

	Nine Months Ended September 30,

	2004	2003	2004	2003

	(Unaudited)
Service cost	$6.6	$5.5	$0.8	$0.8
Interest cost	18.2	16.7	2.6	2.8
Expected return on plan assets	(20.9)	(17.1)	—	—
Recognized net actuarial loss	5.4	4.6	0.3	0.1
Other	0.6	0.6	—	—

Net periodic benefit cost	$9.9	$10.3	$3.7	$3.7

Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31

	Pension		Other
	Benefits		Benefits

	2003	2002	2003	2002

Discount rate	6.20%	6.95%	6.17%	6.91%
Rate of compensation increase	3.70%	3.90%	—	—

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31

	Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001

Discount rate	6.95%	7.05%	7.08%	6.91%	7.09%	7.15%
Expected long-term return on plan assets	8.50%	9.31%	9.31%	—	—	—
Rate of compensation increase	3.90%	4.00%	4.04%	—	—	—

Expected Long-Term Rate of Return and Investment Strategies

      The expected long-term rate of return on pension fund assets held by Kimberly-Clark pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. Also considered were the plans’ historical 10-year and 15-year compounded annual returns. It is anticipated that on average the investment managers for each of the plans will generate annual long-term rates of return of at least 8.5 percent. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of about 70 percent with equity managers, with expected long-term rates of return of approximately 10 percent, and 30 percent with fixed income managers, with an expected long-term rate of return of about 6 percent. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate. Also, when deemed appropriate, hedging strategies are executed using index options and futures to limit the downside exposure of certain investments by trading off upside potential above an acceptable level. Such hedging strategies were executed in 2003, 2002 and 2001. No hedging instruments are currently in place beyond January 2004. Following the Distribution, the Company plans to follow a similar methodology for determining its long-term rate of return on pension assets and investment strategy and also plans to continue to evaluate its long-term rate of return assumptions at least annually and will adjust them as necessary.

Plan Assets

      Pension plan asset allocations are as follows:

		Percentage of
	Target	Plan Assets at
	Allocation	December 31,

Asset Category	2004	2003	2002

Equity securities	70%	70%	68%
Debt securities	30%	28%	30%
Real estate	—%	2%	2%

Total	100%	100%	100%

Cash Flows

      During the first nine months of 2004, $12.4 of cash was contributed to pension trusts for the Pulp and Paper Business. Kimberly-Clark expects to contribute an additional $2.5 to pension trusts for the Pulp and Paper Business prior to the Distribution. Following the Distribution, the Company expects to make cash contributions to pension trusts of $1.3 in 2004.

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

Health Care Cost Trends

      Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point

	Increase	Decrease

Effect on total of service and interest cost components	$2.1	$1.5
Effect on post-retirement benefit obligation	32.7	24.0

Defined Contribution Retirement Plans

      Contributions to the defined contribution retirement plans are primarily based on the age and compensation of covered employees. These contributions, all of which were charged to expense, were $0.5 in each of 2003 and 2002 and $0.4 in 2001. In connection with the Distribution, Kimberly-Clark will transfer the related assets and liabilities of these plans to trusts to be established by the Company. The Company plans to establish defined contribution retirement plans that will provide substantially similar benefits.

Investment Plans

      Voluntary contribution investment plans are provided to substantially all employees. Under the plans, Kimberly-Clark matched a portion of employee contributions. Costs charged to expense under the plans were $1.2, $1.2 and $1.0 in 2003, 2002 and 2001, respectively. In connection with the Distribution, Kimberly-Clark will transfer the related assets and liabilities to trusts to be established by the Company. The Company plans to establish investment plans that will provide substantially similar benefits.

Note 7.	Stock Compensation Plans

      During 2003, 2002 and in prior years, certain employees of the Pulp and Paper Business were granted stock options, restricted stock and (prior to 1999) participation shares under Kimberly-Clark’s stock compensation plans.

Stock Options

      Kimberly-Clark stock options were granted with an exercise price equal to 100 percent of the market value of a share of common stock on the date of grant and were accounted for using the intrinsic value method permitted by Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. No employee compensation has been charged to earnings because the exercise prices of all stock options granted have been equal to the market value of Kimberly-Clark’s common stock at the date of grant. The number of outstanding and exercisable options held by employees of the Pulp and Paper Business and the number of options granted to such employees under the Kimberly-Clark stock compensation plans was not material. In addition, the pro forma effect on net income of the Pulp and Paper Business from stock options valued under the fair value expense recognition requirements of SFAS 123, Accounting for Stock-Based Compensation, was not significant.

      The Company expects to initiate its own employee stock incentive plan. In connection with the Distribution, outstanding options to acquire Kimberly-Clark common stock that are outstanding immediately prior to the Distribution and are held by the named executive officers (other than options under the Kimberly-Clark Corporation Global Stock Option Plan) will be converted into substitute options to purchase our common stock, or to the extent such options are exercisable, they may instead, at the election of the named

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

executive officer on or before the Distribution date, remain exercisable in accordance with the terms of the applicable Kimberly-Clark equity compensation plan and related award agreement as applicable to terminated employees.

Restricted Stock Awards

      Kimberly-Clark restricted stock awards vest and become unrestricted shares in three to 10 years from the date of grant. Holders of Kimberly-Clark restricted stock are entitled to dividends and are permitted to vote such awarded shares, but the sale or transfer of such shares is limited during the restricted period.

      At the time of the Distribution, holders of restricted shares of Kimberly-Clark common stock will receive unrestricted shares of the Company as a dividend in accordance with the distribution ratio. The vesting schedule of restricted stock awards for employees of the Company will be adjusted so that the awards vest on a prorated basis determined by the number of full years of employment with Kimberly-Clark during the restriction period. For any partial year during the restriction period, Kimberly-Clark will make a cash payment to affected employees for the value of the partial year that was not adjusted as a result of the full year proration process. In connection with the Distribution, the Company expects to initiate its own stock incentive plan.

      The price of Kimberly-Clark’s common stock at the date of grant determined the value of the restricted stock, and such value was recorded at the date of the grant as unearned compensation. This unearned compensation is amortized to expense over the periods of restriction. Amounts expensed in the Pulp and Paper Business related to restricted stock awards were $0.5, $0.4 and $0.3 in 2003, 2002 and 2001, respectively.

Participation Shares

      Prior to 1999, Kimberly-Clark awarded key employees participation shares that were payable in cash at the end of the vesting period. The amount of cash paid to participants was based on the increase in the book value of Kimberly-Clark’s common stock during the award period. Participants did not receive dividends on the participation shares, but their accounts were credited with dividend shares payable in cash at the maturity of the award. Neither participation nor dividend shares were shares of Kimberly-Clark common stock. Amounts expensed in the Pulp and Paper Business related to participation shares were $0.4, $0.6 and $1.3 in 2003, 2002 and 2001, respectively. Payments were made by Kimberly-Clark in February 2004 for all remaining vested awards under the plan.

Note 8.	Income Taxes

      Income tax expense in the Company’s combined financial statements has been calculated on a separate tax return basis. The following table presents the principal reasons for the difference between the effective tax rate and the U.S. federal statutory income tax rate:

	Year Ended December 31,

	2003	2002	2001

U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax effect	4.2	4.1	3.7
Canadian investment tax credits	—	(1.7)	(4.9)
Other differences — net	(0.7)	(0.1)	(1.6)

Effective income tax rate	38.5%	37.3%	32.2%

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

      The following table presents the U.S. and Canadian components of income before income taxes and the provision for income taxes:

	Year Ended December 31,

	2003	2002	2001

Income before income taxes:
U.S.	$81.5	$100.0	$69.0
Canada	(18.2)	(0.7)	41.1

Income before income taxes	63.3	99.3	110.1

Provisions for income taxes:
Current:
Federal	28.5	23.2	31.8
State and local	4.5	6.6	6.5
Canadian	(0.4)	8.9	4.8

Subtotal	32.6	38.7	43.1

Deferred:
Federal	(2.1)	9.0	(10.5)
State and local	(0.5)	(0.3)	(0.2)
Canadian	(5.6)	(10.4)	3.1

Subtotal	(8.2)	(1.7)	(7.6)

Total provision for income taxes	$24.4	$37.0	$35.5

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

      The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The components of deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	December 31,

	2003	2002

Net current deferred income tax assets:
Accrued liabilities	$5.3	$4.6
Other	(1.6)	(1.3)

Total net current deferred income tax assets	$3.7	$3.3

Net noncurrent deferred income tax assets:
Employee benefits	$10.7	$8.3
Canadian timberlands	33.9	27.5
Accumulated depreciation	(26.0)	(28.7)
Other	0.5	0.4

Total net noncurrent deferred income tax assets	$19.1	$7.5

Net noncurrent deferred income tax liabilities:
Accumulated depreciation	$33.3	$37.1
Other	1.2	1.7

Total net noncurrent deferred income tax liabilities	$34.5	$38.8

      No valuation allowance has been provided on deferred income tax assets as management believes it is more likely than not that the deferred income tax assets will be fully recoverable.

      All of the operations of the Pulp and Paper Business are included in the consolidated income tax returns of Kimberly-Clark. Kimberly-Clark intends to indemnify the Pulp and Paper Business for all income tax liabilities and retain rights to all tax refunds relating to operations in the consolidated income tax returns for periods through the date of the Distribution. Accordingly, the combined balance sheet does not include current or prior period income tax receivables or payables related to the Pulp and Paper operations.

Note 9.	Mill Closure

      In 2001, the Pulp and Paper Business closed a technical paper mill located in East Ryegate, Vermont and consolidated its production in Munising, Michigan. The total costs associated with closing this mill were $27.8, substantially all of which were incurred in 2001. These costs included $24.5 for asset write-offs, $1.3 for employee severance costs, and $2.0 for other site closure costs. In 2001, the costs of this closure of $24.6 and $2.2 were included in costs of products sold and marketing, research and general expenses, respectively. All cash charges were paid by the end of the second quarter of 2002.

Note 10.	Business Segments

      The Pulp and Paper Business reports its operations in three segments: Fine Paper, Technical Paper and Pulp. Each segment requires different technologies and marketing strategies. Disclosure of segment information is on the same basis that management uses internally for evaluating segment performance and allocating resources.

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

      Kimberly-Clark has provided the Pulp and Paper Business with certain centralized administrative functions to realize economies of scale and efficient use of resources. The costs of shared services, and other administrative functions managed on a common basis, are allocated to the segments based on usage, where possible, or other factors based on the nature of the activity. The accounting policies of the reportable operating segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2).

Business Segments

				Unallocated
	Fine	Technical		Corporate	Intersegment	Combined
	Paper	Paper	Pulp	Costs	Sales	Total

Net Sales
Year
2003	$202.3	$121.6	$366.5	—	$(24.6)	$665.8
2002	216.6	120.7	342.0	—	(21.3)	658.0
2001	228.8	137.9	359.3	—	(24.8)	701.2
Nine Months Ended (unaudited)
September 30, 2004	158.9	101.7	317.7	—	(19.8)	558.5
September 30, 2003	153.2	91.1	269.5	—	(19.0)	494.8
Income (Loss) Before Income Taxes
Year
2003	63.2	16.6	(16.5)	—	—	63.3
2002	77.2	18.4	3.7	—	—	99.3
2001	83.5	(18.0)	44.6	—	—	110.1
Nine Months Ended (unaudited)
September 30, 2004	50.8	17.3	4.2	(2.9)	—	69.4
September 30, 2003	47.1	11.6	(17.5)	—	—	41.2
Depreciation
Year
2003	9.6	4.0	21.7	—	—	35.3
2002	10.0	4.0	20.3	—	—	34.3
2001	10.2	5.8	22.9	—	—	38.9
Nine Months Ended (unaudited)
September 30, 2004	7.0	2.8	17.3	—	—	27.1
September 30, 2003	7.2	3.0	15.6	—	—	25.8
Total Assets
Year-end
2003	131.9	62.8	397.3	—	—	592.0
2002	141.7	63.8	334.8	—	—	540.3
September 30, 2004 (unaudited)	137.5	61.5	400.7	—	—	599.7

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

	Fine	Technical		Intersegment	Combined
	Paper	Paper	Pulp	Sales	Total

Capital Spending
Year
2003	$2.5	$2.2	$19.7	—	$24.4
2002	4.8	4.6	9.0	—	18.4
2001	3.4	4.4	21.3	—	29.1
Nine Months Ended (unaudited)
September 30, 2004	5.2	0.7	7.6	—	13.5
September 30, 2003	1.9	2.2	12.8	—	16.9

Geographic Information

			Inter-
	United		geographic	Combined
	States	Canada	Items	Total

Net Sales
Year
2003	$324.7	$366.0	$(24.9)	$665.8
2002	341.3	340.5	(23.8)	658.0
2001	371.0	358.4	(28.2)	701.2
Nine Months Ended (unaudited)
September 30, 2004	261.5	317.3	(20.3)	558.5
September 30, 2003	245.1	269.1	(19.4)	494.8
Income (Loss) Before Income Taxes
Year
2003	81.5	(18.2)	—	63.3
2002	100.0	(0.7)	—	99.3
2001	69.0	41.1	—	110.1
Nine Months Ended (unaudited)
September 30, 2004	63.9	5.5	—	69.4
September 30, 2003	57.3	(16.1)	—	41.2
Total Assets
Year
2003	195.0	397.0	—	592.0
2002	206.3	334.0	—	540.3
September 30, 2004 (unaudited)	200.2	399.5	—	599.7

      Net sales are attributed to geographic areas based on the physical location of the entities comprising the Pulp and Paper Business.

Concentrations

      For the years 2003, 2002 and 2001, the Pulp and Paper Business had $293.3, $260.6 and $289.2, respectively, of net sales revenue for pulp transferred to Kimberly-Clark. For the periods presented, other than Kimberly-Clark, no other single customer accounts for more than 10 percent of the combined revenue of the

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

Pulp and Paper Business. Except for wood chips used by the pulp mills and certain specialty latex grades used by Technical Paper, management is not aware of any significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse affect on its operations. In 2003, over 50 percent of the wood chips used by the Pictou mill were supplied by two suppliers and approximately 50 percent of the wood chips used by the Terrace Bay mill were supplied by one supplier. While management believes that alternative sources of critical supplies, such as wood chips, would be available, disruption of its primary sources could create a temporary, adverse effect on product shipments. An interruption in supply of a latex specialty grade could disrupt and eventually cause a shutdown of production of certain technical paper latex specialty grades.

Note 11.	Supplemental Data

Supplemental Statement of Operations Data

	Nine Months
	Ended		Year Ended
	September 30,		December 31,

Summary of Advertising and Research Expenses	2004	2003	2003	2002	2001

	(Unaudited)
Advertising expense	$5.8	$4.8	$5.8	$6.7	$7.6
Research expense	1.3	1.7	2.1	1.8	2.1

Supplemental Balance Sheet Data

		December 31,
	September 30,
Summary of Accounts Receivable, net	2004	2003	2002

	(Unaudited)
Accounts Receivable:
From customers	$87.4	$74.8	$71.0
Other	4.9	3.5	4.0
Less allowance for doubtful accounts and sales discounts	(4.4)	(1.2)	(1.5)

Total	$87.9	$77.1	$73.5

      Accounts receivable are carried at amounts that approximate fair value.

		December 31,
	September 30,
Summary of Inventories	2004	2003	2002

	(Unaudited)
Inventories by Major Class:
Raw materials	$36.6	$37.2	$40.1
Work in process	7.6	5.7	5.6
Finished goods	29.7	28.8	24.8
Supplies and other	20.7	20.5	16.8

	94.6	92.2	87.3
Excess of FIFO cost over LIFO cost	(7.1)	(6.5)	(7.4)

Total	$87.5	$85.7	$79.9

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

      FIFO value of total inventories valued on the LIFO method were $30.6, $27.6 and $29.6 at September 30, 2004, December 31, 2003 and December 31, 2002, respectively.

		December 31,
	September 30,
Summary of Property, Plant and Equipment — Net	2004	2003	2002

	(Unaudited)
Land and land improvements	$3.2	$3.2	$3.1
Buildings	146.5	143.4	128.7
Machinery and equipment	835.6	820.5	707.3
Roads	54.1	50.7	41.4
Construction in progress	16.8	7.3	6.4

	1,056.2	1,025.1	886.9
Less accumulated depreciation	697.1	657.0	546.5

Net Property	$359.1	$368.1	$340.4

		December 31,
	September 30,
Summary of Accrued Expenses	2004	2003	2002

	(Unaudited)
Accrued salaries and employee benefits	$27.8	$22.9	$20.4
Other	6.5	7.5	6.4

Total	$34.3	$30.4	$26.8

Supplemental Cash Flow Statement Data

	Nine Months Ended
	September 30,		Year Ended December 31,
Summary of Cash Flow Effects of (Increase) Decrease in Operating Working
Capital	2004	2003	2003	2002	2001

	(Unaudited)
Accounts receivable	$(7.7)	$(3.7)	$(3.6)	$2.3	$36.3
Inventories	(1.8)	(1.7)	(5.8)	21.4	(7.8)
Prepaid and other current assets	3.2	2.9	0.5	(0.6)	—
Trade accounts payable	2.5	7.5	6.1	(0.8)	(14.4)
Other payables	(0.8)	(7.4)	(4.0)	(5.4)	8.1
Accrued expenses	3.9	4.2	3.6	(2.3)	2.1
Unrealized currency translation adjustments	1.6	10.8	13.5	0.7	(4.5)

Decrease in operating working capital	$0.9	$12.6	$10.3	$15.3	$19.8

Non-Cash Transfer from Kimberly-Clark

      As part of a 2001 tax strategy implemented by Kimberly-Clark for its North American business, the tax basis of the Canadian timberlands of the Pulp and Paper Business was increased. Income taxes related to the increase in tax basis were paid by Kimberly-Clark. A deferred tax asset of approximately $29 resulting from this transaction is included in noncurrent deferred income taxes on the combined balance sheets of the Pulp and Paper Business and is shown as a non-cash financing activity by Kimberly-Clark on the combined statement of changes in invested equity for the year ended December 31, 2001.

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

Note 12.	Unaudited Quarterly Data

	2004 Quarters(a)
				Nine
	First	Second	Third	Months

Net Sales	$185.8	$194.7	$178.0	$558.5
Gross Profit	33.1	45.0	23.3	101.4
Income Before Income Taxes	24.3	37.3	7.8	69.4
Net Income	15.1	23.7	4.5	43.3

	2003 Quarters(a)

	First	Second	Third	Fourth	Year

Net Sales	$163.9	$162.8	$168.1	$171.0	$665.8
Gross Profit	27.5	24.5	24.1	31.8	107.9
Income Before Income Taxes	14.9	10.8	15.5	22.1	63.3
Net Income	9.4	6.4	8.9	14.2	38.9

	2002 Quarters(a)

	First	Second	Third	Fourth	Year

Net Sales	$163.8	$163.3	$167.4	$163.5	$658.0
Gross Profit	35.6	26.9	35.0	34.1	131.6
Income Before Income Taxes	26.6	17.5	28.5	26.7	99.3
Net Income	16.7	10.8	17.9	16.9	62.3

(a)	The annual maintenance shutdowns for the Pulp and Paper Business’ two pulp mills occurred during the third quarter in 2004 instead of one each during the second and third quarters in 2003 and 2002.

Note 13.	Transactions with Kimberly-Clark

      During all periods presented, the Pulp and Paper Business transferred softwood and hardwood pulp to Kimberly-Clark. Such intra-company transfers were made pursuant to an advance transfer pricing agreement negotiated among Kimberly-Clark and certain taxing authorities. Under the advance transfer pricing agreement, pulp was transferred to Kimberly-Clark at a transfer price equal to a published industry index price less a discount. Net sales revenue for the pulp transferred to Kimberly-Clark were $293.3, $260.6, $289.2 for the years ended December 31, 2003, 2002 and 2001, respectively, and $242.4 and $217.4 for the (unaudited) nine-month periods ended September 30, 2004 and 2003, respectively. Settlement of such pulp transfers was effected through Kimberly-Clark’s net investment account. In connection with the Distribution, the Company and Kimberly-Clark are expected to enter into a new Pulp Supply Agreement as described below.

      In connection with the Distribution, the Company and Kimberly-Clark are expected to execute and deliver the Distribution Agreement (the “Distribution Agreement”), and certain related agreements, which also are summarized below.

Distribution Agreement

      The Distribution Agreement will provide for, among other things, the principal corporate transactions required to effect the separation of the Pulp and Paper Business from Kimberly-Clark, the distribution of the Company’s common stock to the holders of record of Kimberly-Clark common stock and other agreements governing the Company’s relationship with Kimberly-Clark after the Distribution. Pursuant to the Distribution Agreement, Kimberly-Clark will transfer to the Company assets used primarily in the Company’s

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

business and the Company will generally assume and agree to perform and fulfill all of the liabilities arising out of the ownership or use of the transferred assets or the operation of the transferred business. The Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the liabilities of the Pulp and Paper Business with the Company and financial responsibility for the obligations and liabilities of Kimberly-Clark’s retained businesses with Kimberly-Clark except as may otherwise be provided in the Distribution Agreement.

Pulp Supply Agreement

      The Company will enter into a Pulp Supply Agreement with Kimberly-Clark pursuant to which the Company will agree to supply and Kimberly-Clark will agree to purchase northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp. Under the Pulp Supply Agreement, the Company must supply and Kimberly-Clark must purchase annually declining specified minimum tonnages of pulp. For each of 2005 and 2006, the minimum commitment for northern bleached softwood kraft pulp is 440,000 air dried metric tons; for 2007 the minimum commitment is 395,000 air dried metric tons and for 2008 and any subsequent years the minimum commitment is 345,000 air dried metric tons. The amounts of those minimum commitments represent 82%, 73%, and 64%, respectively, of the Pulp and Paper Business’ total production of northern bleached softwood kraft pulp in 2003. The minimum commitment for northern bleached hardwood kraft pulp for 2005, 2006, 2007 and 2008 is 80,000, 60,000, 40,000 and 20,000 air dried metric tons, respectively. The amounts of those minimum commitments represent 53%, 40%, 26% and 13%, respectively, of the Pulp and Paper Business’ total production of northern bleached hardwood kraft pulp in 2003. The minimum commitments for the portion of 2004 following the Distribution for northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp are 93,000 and 21,250 air dried metric tons, respectively, less any tonnage transferred to Kimberly-Clark during the fourth quarter of 2004 prior to the Distribution date.

      Under the Pulp Supply Agreement, the prices for northern bleached softwood kraft pulp and northern bleached hardwood kraft pulp will be based on published industry index prices for the pulp (subject to minimum and maximum prices for northern bleached kraft softwood pulp shipped to North America prior to December 31, 2007), less agreed upon discounts. The commitments are structured as supply-or-pay and take-or-pay arrangements. Accordingly, if the Company does not supply the specified minimums, the Company must pay Kimberly-Clark for the shortfall based on the difference between the contract price and any higher price that Kimberly-Clark pays to purchase the pulp, plus ten percent of that difference. If Kimberly-Clark does not purchase the specified minimums, Kimberly-Clark must pay for the shortfall based on the difference between the contract price and any lower price the Company obtains for the pulp, plus ten percent of the difference. The Company will incur the cost of freight to delivery points specified in the agreement.

      Either party can elect a two-year phase-down period for the agreement, to begin no earlier than January 1, 2009, under which the minimum commitments for northern bleached softwood kraft pulp in the first and second years of the phase-down period would be 277,500 and 185,000 air dried metric tons, respectively. In addition, the Company has the right at any time to terminate its obligation to supply northern bleached hardwood kraft pulp upon three months notice to Kimberly-Clark. Either the Company or Kimberly-Clark may terminate the pulp supply agreement for certain events specified in the agreement, including a material breach of the agreement by the other party that is not cured after 30 days’ notice, insolvency or bankruptcy of the other party, or a fundamental change in the nature of the business of the other party that may substantially affect its ability to sell or to purchase or utilize pulp under the agreement. In addition, Kimberly-Clark may terminate the agreement if the ownership or control of the Company or any of its pulp production facilities becomes vested in or is made subject to the control or direction of, any direct competitor of Kimberly-Clark or any governmental or regulatory authority or any other third party, who in Kimberly-Clark’s reasonable judgment may not be able to reliably perform the Company’s obligations under

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

the agreement. Kimberly-Clark may also terminate the agreement upon one year’s notice if, as a result of the Company’s forestry activities, continued use of the Company’s pulp by Kimberly-Clark does or, in Kimberly-Clark’s reasonable judgment is likely to, result in a substantial loss of sales of Kimberly-Clark’s products or to otherwise materially and adversely affect the reputation of Kimberly-Clark or its products. Kimberly-Clark may also terminate the agreement upon 180 days notice that the Company’s failure to comply with United States customs requirements jeopardizes Kimberly-Clark’s customs certification.

Corporate Services Agreement

      The Company and Kimberly-Clark are expected to enter into a Corporate Services Agreement whereby Kimberly-Clark will provide to the Company, on an interim, transitional basis, various corporate support services, including: certain employee benefits administration and payroll, management information, transportation, environment and energy, purchasing, treasury, accounting and other services, as well as transitional office space for the Company’s research team. Each service will be made available to the Company on an as-needed basis through December 31, 2005, or such shorter or longer periods as may be provided in the Corporate Services Agreement. The fees charged for the services will generally be based upon the costs of providing the services. The Company may terminate the provision of a particular service upon 30 days notice to Kimberly-Clark, except where longer notice periods are specified in the Corporate Services Agreement. In addition, either the Company or Kimberly-Clark may terminate the Corporate Services Agreement for cause or upon certain changes of ownership relating to the other party as set forth in the Corporate Services Agreement.

Employee Matters Agreement

      The Company and Kimberly-Clark will enter into an Employee Matters Agreement which will provide for respective obligations to employees and former employees who are or were associated with the Pulp and Paper business and for other employment and employee benefits matters.

      Pursuant to the Employee Matters Agreement, the Company has agreed to employ or offer to employ all employees of Kimberly-Clark with employment duties principally related to the Pulp and Paper Business on terms and conditions substantially similar to the current terms and conditions of their employment with Kimberly-Clark. The Company agreed that, subject to applicable laws, labor agreements will be maintained with substantially the same terms and conditions that exist with Kimberly-Clark.

      The Company has also agreed to assume, and indemnify Kimberly-Clark against, certain liabilities related to employees of the Pulp and Paper Business who are employed by the Company and certain former employees. The Company will either establish retirement plans substantially similar to the Kimberly-Clark retirement plans in which employees of the Pulp and Paper Business participate or assume such Kimberly-Clark retirement plans. The Company will grant credit for service which was recognized under the Kimberly-Clark plans for all purposes under its plans. Subject to any adjustments required by applicable law, Kimberly-Clark has agreed to transfer the assets and liabilities of the Kimberly-Clark retirement plans attributable to transferring employees and certain former Canadian employees of the Pulp and Paper Business to the Company’s plans.

      The Company will provide other postretirement benefits for the transferring employees and certain former employees of the Pulp and Paper Business. The Company will also establish certain welfare plans to provide benefits for transferring employees and certain former employees of the Pulp and Paper Business after the Distribution date.

      In connection with the Distribution, outstanding options held by transferring employees under Kimberly-Clark’s equity compensation plans (other than the Kimberly-Clark Corporation Global Stock Option Plan)

PULP AND PAPER BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Dollars in millions, except as noted)

will be converted into substitute options to purchase Company common stock, or to the extent such options are exercisable they may instead, at the election of the option holder on or before the Distribution date, remain exercisable in accordance with the terms of such plans as applicable to terminated employees.

Tax Sharing Agreement

      The Company and Kimberly-Clark are expected to enter into a Tax Sharing Agreement, which will generally govern Kimberly-Clark’s and the Company’s respective rights, responsibilities and obligations after the Distribution with respect to taxes attributable to the Company’s business, as well as any taxes incurred by Kimberly-Clark as a result of the failure of the Distribution to qualify for tax-free treatment under Section 355 of the Code.

      General Taxes. Under the Tax Sharing Agreement, Kimberly-Clark will generally be liable for all pre-Distribution, and the Company will generally be liable for all post-Distribution, U.S. federal income taxes, foreign taxes and certain state taxes attributable to the Company’s business. The Tax Sharing Agreement sets forth rules for determining which taxes are attributable to pre-Distribution and post-Distribution periods and rules on the effect of subsequent adjustments to those taxes due to tax audits or examinations.

      Distribution-Related Taxes. Under the Tax Sharing Agreement the Company will be liable for taxes incurred by Kimberly-Clark that arise as a result of the Company taking or failing to take, as the case may be, certain actions that result in the Distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Code. The Company will also be liable for taxes incurred by Kimberly-Clark in connection with certain acquisitions or issuances of Company stock, even if such acquisitions or issuances were to occur after the Distribution, if such acquisitions or issuances result in the Distribution failing to meet the requirements of a tax-free distribution pursuant to Section 355(e) of the Code.

      Administrative Matters. The Tax Sharing Agreement will also set forth Kimberly-Clark’s and the Company’s respective obligations with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2003, 2002 and 2001
(Dollars in millions)

		Additions
				Deductions
	Balance at	Charged to	Charged
	Beginning	Costs and	to Other	Write-offs and		Balance at
Description	of Period	Expenses	Accounts	Reclassifications		End of Period

December 31, 2003
Allowances deducted from assets to which they apply
Allowance for doubtful accounts	$1.1	$0.3	$—	$0.6	(a)	$0.8
Allowances for sales discounts	0.4	5.5	—	5.5	(b)	0.4
December 31, 2002
Allowances deducted from assets to which they apply
Allowance for doubtful accounts	$0.7	$0.5	$—	$0.1	(a)	$1.1
Allowances for sales discounts	0.4	1.5	—	1.5	(b)	0.4
December 31, 2001
Allowances deducted from assets to which they apply
Allowance for doubtful accounts	$0.5	$0.3	$—	$0.1	(a)	$0.7
Allowances for sales discounts	0.6	6.4	—	6.6	(b)	0.4

(a)	Principally uncollectible receivables written off

(b)	Sales discounts allowed

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Neenah Paper, Inc.:

      We have audited the accompanying balance sheet of Neenah Paper, Inc. (a wholly-owned subsidiary of Kimberly-Clark Corporation) as of June 24, 2004. This financial statement is the responsibility of Kimberly-Clark Corporation’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

      In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Neenah Paper, Inc. (a wholly-owned subsidiary of Kimberly-Clark Corporation) at June 24, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Dallas, Texas

June 25, 2004

NEENAH PAPER, INC.

BALANCE SHEET

June 24, 2004

ASSETS
Cash	$1,000

Total Assets	$1,000

SHAREHOLDER’S EQUITY

Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	$10
Additional paid-in-capital	990

Shareholder’s equity	$1,000

NOTE TO BALANCE SHEET

Basis of Presentation

      The balance sheet of Neenah Paper, Inc. (“Neenah Paper”) consists of the accounts of an inactive wholly-owned subsidiary of Kimberly-Clark Corporation (“Kimberly-Clark”). Neenah Paper was incorporated in Delaware on April 22, 2004 in anticipation of a proposed distribution of Kimberly-Clark’s Canadian pulp business and its fine paper and technical paper businesses in the United States (“Pulp and Paper Business”) and certain other assets and liabilities of Kimberly-Clark. The distribution, which is expected to be completed on November 30, 2004, will result in the transfer to Neenah Paper of the assets and liabilities of the Pulp and Paper Business. The shares of common stock of Neenah Paper will be distributed in a tax-free distribution, with each Kimberly-Clark stockholder receiving one share of Neenah Paper common stock for every 33 shares of common stock of Kimberly-Clark owned.